







Encore
Wynn

Wynn
RESORTS

2022 ANNUAL REPORT



BAR PARASOL, WYNN LAS VEGAS


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the fiscal year ended December 31, 2022


OR


☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the transition period_____to_____


Commission File No. 000-50028

WYNN RESORTS, LIMITED
(Exact name of registrant as specified in its charter)


Nevada	**46-0484987**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**


3131 Las Vegas Boulevard South - Las Vegas, Nevada 89109
(Address of principal executive offices) (Zip Code)

(702) 770-7555
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:


Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	**WYNN**	**Nasdaq Global Select Market**


Securities registered pursuant to Section 12(g) of the Act:
None


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☒   No   ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes   ☐   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes   ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐		Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b)   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   ☐   No   ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates based on the closing price per share as reported on the Nasdaq Global Select Market on June 30, 2022 was approximately $5.91 billion.

As of February 14, 2023, 113,687,786 shares of the registrant's Common Stock, $0.01 par value, were outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the fiscal year covered by this report are incorporated by reference into Part III of this Form 10-K.

WYNN RESORTS, LIMITED AND SUBSIDIARIES
FORM 10-K
TABLE OF CONTENTS

PART I

	PART II	
	PART III	
	PART IV	

Item 1. Business

Our Company

Wynn Resorts, Limited ("Wynn Resorts," or together with its subsidiaries, "we" or the "Company") is a preeminent designer, developer, and operator of integrated resorts featuring luxury hotel rooms, high-end retail space, an array of dining and entertainment options, meeting and convention facilities, and gaming, all supported by an unparalleled focus on our guests, our people, and our community. We believe that our extensive design and operational experience across numerous gaming jurisdictions provides us with a distinct advantage over other gaming enterprises.

Through our approximately 72% ownership of Wynn Macau, Limited ("WML"), we operate two integrated resorts in the Macau Special Administrative Region of the People's Republic of China ("Macau"), Wynn Palace and Wynn Macau (collectively, our "Macau Operations"). In Las Vegas, Nevada, we operate and, with the exception of certain retail space, own 100% of Wynn Las Vegas and Encore at Wynn Las Vegas, which we also refer to as our Las Vegas Operations. In Everett, Massachusetts, we operate Encore Boston Harbor, an integrated resort. In addition, we hold an approximately 97% interest in Wynn Interactive Ltd. ("Wynn Interactive"), which operates WynnBet, our digital sports betting and casino gaming business.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all other reports and any amendments of such reports filed with or furnished to the Securities and Exchange Commission ("SEC") are available, without charge, at the SEC's website at http://www.sec.gov. In addition, through our corporate website at www.wynnresorts.com, Wynn Resorts provides a hyperlink to a third-party SEC filing website which makes available all such reports and amendments and where they can be viewed without charge. The information found on or linked through our website is not incorporated by reference into this Annual Report on Form 10-K, nor does it form a part of this Annual Report on Form 10-K or any other report we file with or furnish to the SEC.

Recent Developments

COVID-19 Update

Macau Operations

Since the outbreak of COVID-19, visitation to Macau has fallen significantly, driven by the strong deterrent effect of the COVID-19 pandemic on travel and social activities, quarantine measures put in place in Macau and elsewhere, travel and entry restrictions and conditions in Macau, the People's Republic of China (the "PRC"), Hong Kong and Taiwan involving COVID-19 testing and mandatory quarantine, among other things, periods of mandatory closure of certain businesses and facilities, including gaming operations, and the suspension or reduced accessibility of transportation to and from Macau. Over the course of December 2022 and January 2023, Macau authorities relaxed or eliminated most COVID-19 related protective measures, and as of February 27, 2023, there are no remaining entry restrictions or mandatory quarantine requirements in place for travelers to Macau, and testing requirements for inbound travelers from the PRC, Hong Kong, and Taiwan have been discontinued. Nevertheless, given the inherent uncertainty around the likelihood, extent, and timing of a potential reimposition of restrictions on the general public, travel, or certain activities, management is unable to reasonably predict whether such restrictions would impact our properties in the future, or the extent such restrictions, if reimposed, would impact our results of operations, cash flows, or financial condition.

Liquidity

As of December 31, 2022, the Company had total cash and cash equivalents, excluding restricted cash, of $3.65 billion, and had access to $837.0 million of available borrowing capacity from the WRF Revolver (as defined in Item 8 –"Financial Statements and Supplementary Data," Note 7, "Long-Term Debt"). As of December 31, 2022, the WM Cayman II Revolver (as defined in Item 8 – "Financial Statements and Supplementary Data," Note 7, "Long-Term Debt") was fully drawn. As a result of the negative impact the COVID-19 pandemic has had, and may continue to have, on our operating income, the Company has suspended its dividend program. Given the Company's liquidity position as of December 31, 2022, the Company believes it will be able to support continuing operations and respond to a potential reimposition of COVID-19 related restrictions on the general public, travel, or certain activities and their related economic disruptions.

Our Strategy

We conceptualize, design, build, and operate our resorts to create unforgettable customer experiences across a diverse set of gaming and non-gaming amenities that attract a wide range of customer segments and generate strong financial results.

Central to our strategy is the construction of, and regular reinvestment in, world-class integrated resorts. These activities are led by our in-house design, development, and construction subsidiary and its senior management team, which has significant experience across all major design and construction disciplines. In addition, we believe superior customer service is the best marketing strategy to attract customers and drive repeat visitation to our resorts. Human resources and staff training are essential to ensuring our employees are prepared to provide the luxury service that our guests expect. We have been successful in attracting a wide range of premium guests both domestically and internationally. We leverage our marketing team across branch offices located in Hong Kong, Singapore, Japan, Taiwan, and Canada to connect with and build relationships with our customers. We continually evaluate our offerings and service levels, and as a result, have made and expect to continue to make enhancements and refinements to our resorts.

We plan to continue to seek out new opportunities to develop and operate world-class integrated resorts and related businesses around the world. Overall, we believe Wynn Resorts has a demonstrated track record of developing and operating integrated resorts that stimulate local and regional economic activity, by attracting a wide range of customers (including high-net-worth international tourists), driving international tourism, raising average hotel room rates in the region, extending the average length of stay per visitor, complementing existing convention and meeting business with five-star accommodations and appropriately scaled meeting amenities, elevating service levels with the execution of five-star customer service, and stimulating city-wide investment and employment.

Our Values

Wynn Resorts thrives in the luxury hospitality industry because of our employees, who exhibit our values at every level within the Company. Our values are embodied by the following concepts:

- *Service-Driven*. We foster a culture of respect, gratitude and meticulous attention to detail that makes service to guests our life's work.
- *Excellence*. Our singular focus on being the best celebrates the inherent connection between employee and guest, company and community.
- *Artistry*. We provide a collection of guest experiences that prize artistry and championship craftsmanship, resulting in Wynn Resorts being the highest ranked hotel company in the world.
- *Progressive*. Our commitment to innovation enables us to continue evolving what it means to create and operate world-class resort destinations.

Our Commitment to Corporate Social Responsibility

We are committed to our people, our communities, and our planet. Executing on our commitment to corporate social responsibility includes:

- Creating a five-star workplace.
- Fostering a diverse and inclusive workforce, and investing in our people.
- Furthering social impact initiatives in our communities.
- Minimizing the consumption and maximizing the benefit on our environment by sourcing renewable energy and utilizing it responsibly.
- Elevating our corporate governance practices to ensure they appropriately support the long-term interests of our stakeholders.

In North America, we have taken a leading role in the hospitality industry's transition to clean and sustainable sources of energy. Our investments in low-carbon energy, including on-site solar arrays and notably, a 160-acre solar facility in northern Nevada, have earned us a place in the U.S. Environmental Protection Agency's Green Power Partnership. We voluntarily use green power to reduce carbon emissions and drive toward our corporate sustainability goals. We encourage our employees to avail themselves of numerous leadership and development opportunities and use our resources to assist in the education and development of the next generation of employees and leaders. We are also fully committed to supporting our communities in the Las Vegas and Boston areas, through our corporate giving program and through the Wynn Employee Foundation, which fosters charitable giving and volunteerism among Wynn employees and community partners.

In Macau and across the Greater Bay Area, which is the region encompassing Macau, Hong Kong, and southern Guangdong Province, we strive to drive reinvestment in our community, encourage volunteerism, and promote responsible gaming through our Wynn Care program. Since launching this program, we have centralized our community-focused initiatives under one umbrella and meaningfully increased our involvement in various volunteer activities and community events in Macau, the Greater Bay Area, and beyond. We are also fully committed to supporting the sustainable development of Macau and endeavor to provide our guests with a premium experience while remaining environmentally conscious by monitoring and reducing inefficient energy and resource consumption and embracing technologies that help us to responsibly use our resources. In addition, we provide our employees in Macau with numerous professional development and training opportunities to elevate core and leadership skills.

Executing on Our Strategy

Reflecting our strategic focus, our values, and our commitment to delivering world-class, five-star service within luxury integrated resorts, the Company has received the following recognition:

- Wynn Las Vegas and Encore at Wynn Las Vegas have each earned Five-Star status on the 2023 Forbes Travel Guide ("FTG") Star Rating list and are the largest and second largest FTG Five-Star resorts in the world, respectively. Wynn Palace, originally earning FTG Five-Star status in 2018, is the third largest.
- Collectively, Wynn Resorts earned more FTG Five-Star awards than any other independent hotel company in the world in 2023.
- Wynn Palace garnered seven individual FTG Five-Star awards in 2023.
- Wynn Macau continues to be the only resort in the world with eight individual FTG Five-Star awards in 2023.
- Wynn Macau and Wynn Palace are the most decorated integrated resort brands in Asia with fifteen FTG Five-Star awards combined.
- Wynn Las Vegas and Encore at Wynn Las Vegas collectively received seven FTG Five-Star awards in 2023, the most of any resorts in North America.
- Wynn Resorts was once again honored to be included on FORTUNE Magazine's 2022 World's Most Admired Companies list in the hotel, casino, and resort category and ranked first overall in the category of Quality of Products/ Services among all international hotel companies.
- Wynn Las Vegas has received Four Green Globes, the highest certification for energy-efficient and sustainable buildings from the Green Building Initiative.
- Encore Boston Harbor has been certified LEED Platinum, the U.S. Green Building Council's highest level of certification.

Our Resorts

We present the operating results of our four resorts in the following segments: Wynn Palace, Wynn Macau, Las Vegas Operations, and Encore Boston Harbor. We generally experience fluctuations in revenues and cash flows from month to month, including from such factors as the timing of major conventions and holidays; however, we do not believe that our business is materially impacted by seasonality.

Wynn Palace

We opened Wynn Palace in August 2016, on Macau's Cotai Strip, conveniently located minutes from both Macau International Airport and the Macau Taipa Ferry Terminal and directly adjacent to a stop serviced by Macau's light rail system. The property features approximately 468,000 square feet of casino space with 287 table games and 560 slot machines, as well as private gaming salons and sky casinos. Wynn Palace also features a luxury hotel tower with a total of 1,706 guest rooms, suites, and villas, offering a health club, spa, salon, and pool. In addition, Wynn Palace offers 14 food and beverage outlets, approximately 107,000 square feet of high-end, brand-name retail space, and approximately 37,000 square feet of meeting and convention space. The property's signature public attractions and entertainment offerings include a performance lake, a gondola ride offering convenient street-level access, and an exceptional display of Western and Asian art.

We are in the design stages of developing the next phase of Wynn Palace. We currently expect that the next phase at Wynn Palace will incorporate an array of amenities such as theater and event space, interactive entertainment installations, food and beverage features, and other non-gaming offerings.

Wynn Macau

We opened Wynn Macau in September 2006, and Encore, an expansion of Wynn Macau, in April 2010. Located in the heart of downtown Macau, the property features approximately 294,000 square feet of casino space with 276 table games and 567 slot machines, as well as private gaming salons, sky casinos, and a poker room. Wynn Macau also features two luxury hotel towers with a total of 1,010 guest rooms and suites, offering two health clubs, two spas, a salon and a pool. In addition, Wynn Macau offers 14 food and beverage outlets, approximately 64,300 square feet of high-end, brand-name retail space, and approximately 31,000 square feet of meeting and convention space. Wynn Macau's signature attractions include a performance lake and a rotunda show featuring a Chinese zodiac-inspired ceiling along with gold "tree of prosperity" and "dragon of fortune" features.

Las Vegas Operations

We opened Wynn Las Vegas in April 2005 and Encore, an expansion of Wynn Las Vegas, in December 2008. Wynn Las Vegas is located at the intersection of the Las Vegas Strip and Sands Avenue, and occupies approximately 215 acres of land fronting the Las Vegas Strip. The property features approximately 194,000 square feet of casino space with 233 table games and 1,674 slot machines, as well as private gaming salons, a sky casino, a poker room, and a race and sports book. Wynn Las Vegas also features two luxury hotel towers with a total of 4,748 guest rooms, suites, and villas, which offers swimming pools, private cabanas, two full service spas and salons, and a wedding chapel. In addition, Wynn Las Vegas offers 34 food and beverage outlets, approximately 174,000 square feet of high-end, brand-name retail space, approximately 513,000 square feet of meeting and convention space, and a golf course. Our nightlife and entertainment offerings at Wynn Las Vegas include two nightclubs and a beach club, and two theaters presenting entertainment productions and various headliner entertainment acts. In November 2022 we completed the reconfiguration of one of our theater spaces, which now hosts an exclusive theatrical production, *Awakening*.

Encore Boston Harbor

On June 23, 2019, we opened Encore Boston Harbor, an integrated resort in Everett, Massachusetts, adjacent to Boston along the Mystic River. The property features approximately 213,000 square feet of casino space with 197 table games, 24 poker tables and approximately 2,546 slot machines, private and high-limit gaming areas, and a sports book. Encore Boston Harbor also features a luxury hotel tower with a total of 671 guest rooms and suites, which offers a spa and salon. In addition, Encore Boston Harbor offers 16 food and beverage outlets and a nightclub, approximately 9,000 square feet of retail space, and approximately 71,000 square feet of meeting and convention space. Public attractions include a waterfront park, floral displays, and water shuttle service to downtown Boston.

Future Development Projects

In January 2022, we, along with Al Marjan Island and RAK Hospitality, announced plans for the development and management of a destination integrated resort property (the "Marjan Project") on Island 3, Al Marjan Island in the Emirate of Ras al Khaimah, United Arab Emirates. The Marjan Project, which is currently in the design phase, is anticipated to be completed and open to the public in early 2027, featuring an over 1,000-room hotel, a high-end shopping mall, a state-of-the-art meeting and convention facility, an exclusive spa, more than 10 restaurants and lounges, a wide array of entertainment choices, a gaming area (subject to regulatory approval), and other amenities. The planned integrated resort will leverage Wynn Resorts' expertise in developing and operating luxury hospitality destinations, and is expected to create substantial value to the local economy by accelerating tourism, creating jobs, and contributing to the growth of related sectors. Wynn Resorts holds a minority equity interest in the entity which owns the Marjan Project.

Wynn Interactive

Wynn Resorts holds an approximately 97% interest in, and consolidates, Wynn Interactive. Wynn Interactive's subsidiary operates the digital sports betting and casino gaming business known as WynnBET in Arizona, Colorado, Indiana, Louisiana, Michigan, New Jersey, New York, Tennessee, and Virginia. The results of Wynn Interactive's operations are presented within the Wynn Interactive reportable segment.

Market and Competition

The casino resort industry is highly competitive. We compete with other high-quality resorts on the basis of the range of amenities, level of service, price, location, entertainment, themes and size, among other factors. We seek to differentiate our integrated resorts by delivering superior design and customer service.

Macau

Macau, located in the Greater Bay Area, is governed as a special administrative region of China and is located approximately 37 miles southwest of Hong Kong. Following the cessation of certain COVID-19 pandemic-related travel restrictions in January 2023, the journey between Macau and Hong Kong takes approximately 15 minutes by helicopter, 30 minutes by road via the Hong Kong-Zhuhai-Macau Bridge, and one hour by jetfoil ferry. Macau, which has been a casino destination for more than 50 years, consists principally of a peninsula on mainland China and two neighboring islands, Taipa and Coloane, between which the Cotai area is located. In addition to Wynn Resorts (Macau) S.A. ("Wynn Macau SA"), SJM Resorts, S.A. ("SJM"), Galaxy Casino, S.A. ("Galaxy"), Venetian Macau, S.A. ("Venetian Macau"), Melco Resorts (Macau) Limited ("Melco"), and MGM Grand Paradise Limited ("MGM Macau") are permitted to operate casinos in Macau, with a total of 30 casinos currently in operation.

Macau's gaming market is primarily dependent on tourists, typically traveling from nearby destinations in Asia. Visitation to Macau grew significantly in the years leading up to the outbreak of COVID-19 in December 2019, but has since fallen meaningfully, primarily due to certain border control and other travel related restrictions which were in place throughout the years ended December 31, 2022 and 2021 as a result of the pandemic. According to the Macau Statistics and Census Service Monthly Bulletin of Statistics, tourist arrivals in Macau decreased 85.5% in 2022 compared to 2019, and 26.0% in 2022 compared to 2021.

We believe that the Macau region hosts one of the world's largest concentrations of potential gaming and tourism customers. According to Macau Statistical Information, annual gaming revenues were $36.5 billion in 2019, before falling to $7.6 billion in 2020, $10.8 billion in 2021 and $5.3 billion in 2022, due to various quarantine measures and travel and entry restrictions and conditions since the outbreak of COVID-19. We continue to believe that, despite the recent challenges posed by the COVID-19 pandemic, Macau's stated goal of becoming a world-class tourism destination will continue to drive additional visitation to the market and create future opportunities for us to invest and grow.

Our Macau Operations face competition primarily from the 28 other casinos located throughout Macau in addition to casinos located throughout the world, including Singapore, South Korea, the Philippines, Vietnam, Cambodia, Malaysia, Australia, Las Vegas, cruise ships in Asia that offer gaming, and other casinos throughout Asia. Additionally, certain other Asian countries and regions have legalized or in the future may legalize gaming, such as Japan, Taiwan, and Thailand, which could increase competition for our Macau Operations.

Las Vegas

Las Vegas is the largest gaming market in the United States. The Las Vegas gaming market is highly competitive and is largely dependent on tourist arrivals and meeting- and convention-related visitation.

Las Vegas Strip gaming revenues increased significantly during the year ended December 31, 2022 due to increases in gaming volumes and visitation to the Las Vegas Strip. According to statistics published by the Nevada Gaming Control Board, Las Vegas Strip total gaming win was $8.3 billion in 2022, a 16.9% increase from $7.1 billion in 2021. According to the Las Vegas Convention and Visitors Authority, overall Las Vegas visitor volume was 38.8 million in 2022, a 20.5% increase from 32.2 million in 2021. Occupancy on the Las Vegas Strip increased 20.0% to 81.6%, from 68.0% in 2021. Convention attendees increased by 126.2% in 2022 and 27.7% in 2021, after a 74.0% decrease in 2020 during the height of the COVID-19 pandemic, following year-over-year increases of 7.1%, 3.0%, and 2.3% from 2017 to 2019, respectively.

Our Las Vegas Operations are located on the Las Vegas Strip and compete with other high-quality resorts and hotel casinos in Las Vegas. There are currently several large-scale integrated resort projects either recently completed or under development in the vicinity of our Las Vegas Operations, which may present increased competition in the future. Our Las Vegas Operations also compete, to some extent, with other casino resorts throughout the United States and elsewhere in the world.

Massachusetts

Massachusetts and its neighboring states of Connecticut and Rhode Island are host to a large, established casino market that generated over $2.9 billion of gross gaming revenue in 2022, and over $2.8 billion of gross gaming revenue in 2021. The greater Boston metropolitan area is the largest population center in New England, with a population of approximately 5 million residents.

Gaming in the New England region is characterized by a high degree of competition, based largely on location, product quality, service levels, and effectiveness in marketing to and establishing relationships with repeat visitors located in the area. Encore Boston Harbor competes with both commercial and Native American casinos located in the northeastern United States, including two Native American casinos in Connecticut, two casinos in Rhode Island, and MGM Springfield in Massachusetts. Differences in regulatory landscapes across state borders may impact our ability to compete with other casinos in the region. For example, some casino operators in the region may pay lower gaming taxes, or may be permitted to offer gaming amenities we are currently unable to offer at Encore Boston Harbor. We also face competition, to a lesser degree, from operations in the region which offer other forms of legalized gaming and related recreation and leisure facilities, such as state lotteries, horse racing, online gaming, and sports betting.

Digital Sports Betting and Casino Gaming

Wynn Interactive operates within the digital casino and sports betting industry. The global gaming industry includes a wide array of products from lotteries to bingo, slot machines, casino games, and sports betting, across land-based and online platforms. There are numerous operators and stakeholders across both the public and private sectors. Industry participants include traditional brick-and-mortar casinos, state-run lottery operators, Native American tribes, legacy digital casino operators as well as racetracks, racinos, video lottery terminals and gaming technology companies.

We compete on a number of factors across our digital casino and sports betting platforms. These include, but are not limited to, our front-end online product, our back-end infrastructure, our ability to retain and monetize existing customers, re-engage prior customers and acquire new customers and our regulatory access and compliance experience.

Regulation and Licensing

Macau

On December 16, 2022, Wynn Macau SA, an indirect subsidiary of the Company, entered into a definitive gaming concession contract (the "Gaming Concession Contract") with the Macau government, pursuant to which Wynn Macau SA was granted a 10-year gaming concession commencing on January 1, 2023 and expiring on December 31, 2032, to operate games of chance at Wynn Palace and Wynn Macau.

As a casino concessionaire, Wynn Macau SA is subject to the regulatory control of the government of Macau. The government has adopted Laws and Administrative Regulations governing the operation of casinos in Macau. Only concessionaires are permitted to operate casinos. Each concessionaire was required to enter into a concession agreement with the Macau government which, together with the Law and Administrative Regulations, form the framework for the regulation of the activities of the concessionaire.

Under the Law and Administrative Regulations, concessionaires are subject to suitability requirements relating to background, associations and reputation, as are stockholders of 5% or more of a concessionaire's equity securities, officers, directors and key employees. The same requirements apply to any entity engaged by a concessionaire to manage casino operations. Concessionaires are required to satisfy minimum capitalization requirements, demonstrate and maintain adequate financial capacity to operate the concession and submit to continuous monitoring of their casino operations by the Macau government. Concessionaires also are subject to periodic financial reporting requirements and reporting obligations with respect to, among other things, certain contracts, financing activities and transactions with directors, financiers and key employees. Transfers or the encumbering of interests in concessionaires must be reported to the Macau government and are ineffective without government approval.

Each concessionaire is required to engage a managing director who must be a permanent resident of Macau and the holder of at least 15% of the capital stock of the concessionaire. The appointment of the managing director and of any successor is ineffective without the approval of the Macau government. All contracts placing the management of a concessionaire's casino operations with a third party also are ineffective without the approval of the Macau government.

Concessionaires are subject to a special gaming tax of 35% of gross gaming revenue, and must also make an annual contribution of up to 5% of gross gaming revenue for the promotion of public interests, social security, infrastructure and tourism. Concessionaires are obligated to withhold applicable taxes, according to the rate in effect as set by the government, from any commissions paid to gaming promoters. The withholding rate may be adjusted from time to time.

The Gaming Concession Contract between Wynn Macau SA and the Macau government requires Wynn Macau SA to operate two casinos: "Casino Wynn Macau" and "Casino Wynn Palace."

Under the Gaming Concession Contract, Wynn Macau SA provided a first demand bank guarantee of MOP1.00 billion (approximately $124.5 million) in favor of the Macau government to support Wynn Macau SA's legal and contractual obligations, from January 1, 2023 until one hundred and eighty days after the term of the Gaming Concession Contract expires or the rescission of the concession.

Pursuant to the Gaming Concession Contract and applicable Macau laws, Macau government may rescind the gaming concession if Wynn Macau SA fails to fulfill its obligations under the Macau law or the Gaming Concession Contract, including in the circumstances of (i) endangerment to the national security of mainland China or Macau, (ii) failure on the part of Wynn Macau SA to perform its obligations under the Gaming Concession Contract, (iii) public interest, and (iv) Wynn Macau SA ceasing to be eligible for the gaming concession under the Macau gaming law. If the Macau government rescinds the Gaming Concession Contract due to Wynn Macau SA's non-fulfilment , or perceived non-fulfillment, of its obligations, Wynn Macau SA will be required to transfer to the Macau government, free from any encumbrance or lien and without compensation, all of its casinos, gaming assets and equipment and ownership rights to its casino areas in Macau. Beginning in the eighth year of Wynn Macau SA's concession, the Macau government may exercise its right to redeem the concession by providing Wynn Macau SA with at least one-year prior written notice. In such event, Wynn Macau SA would be entitled to fair and equitable compensation pursuant to the Macau gaming law. The amount of such compensation relating to the projects agreed with the Macau government would be determined based on the earnings of these projects, before interest, depreciation and amortization for the fiscal year immediately preceding the date the redemption is declared, multiplied by the number of years remaining on the term of the Gaming Concession Contract. The government of Macau may assume temporary custody and control over the operation of a concession in certain circumstances. During any such period, the costs of operations must be borne by the concessionaire.

Wynn Macau SA is required to obtain prior approval from the relevant Macau authorities or officials for various corporate changes and actions, including expansion of its business scope, issuance of shares, transfer of or creation of any encumbrances over its shares, issuance of debt securities, change of its managing director or the authority delegated thereto, change of its articles of association, certain transfers of property rights and creditor's rights, entering into a consumer loan contract or similar contract with a value equal to or exceeding MOP100.0 million (approximately US$12.5 million), and granting of a loan to any of its directors, shareholders or key employees. Wynn Macau SA is required to notify the Macau government of certain other changes, including any loan, mortgage, claim for obligation, guarantee or the assumption of any debt for financing its business with a value that equals to or exceeds MOP16.0 million (approximately US$2.0 million). In particular, Wynn Macau SA is required to notify the Chief Executive of Macau at least five working days in advance prior to making financial decisions (i) related to the transfer of funds within Wynn Macau SA which exceeds 50% of its share capital, (ii) related to employee salaries, remuneration or benefits which exceed 10% of its share capital, and (iii) not related to above items (i) and (ii), whose value exceeding 10% of its share capital.

Pursuant to the Gaming Concession Contract, Wynn Macau SA is required to submit to the Macau government an annual execution proposal of the specific projects mentioned in the Investment Plan annexed to the Gaming Concession Contract which it intends to execute in the following year by September 30, of each calendar year, detailing each project it intends to invest, the investment amount and the execution schedule for the relevant year for the purpose of government approval. The annual execution proposal for the year 2023 should be submitted in March 2023. Within 60 days after submission of each annual execution proposal, the Macau government will decide on its approval, and may request adjustments to specific projects, the investment amount and the execution schedule. If any of our annual execution proposals or parts thereof are not approved by the Macau government, Wynn Macau SA is obliged to propose allocating the relevant funds to other projects related with its activity, which are also subject to acceptance by the Macau government. Wynn Macau SA is required to submit a report on the execution of the previous year's execution proposal by March 31st of each calendar year. In addition, Wynn Macau SA is subject to the supervision of the Macau government as regards the execution of development projects included in the Investment Plan, and Wynn Macau SA must submit regular progress reports every two months, and may be requested to submit exceptional detailed reports whenever the normal progress of any development project included in the Investment Plan is compromised.

Nevada

The ownership and operation of casino gaming facilities in Nevada are subject to the Nevada Gaming Control Act and the regulations made thereunder (collectively, the "Nevada Act"), as well as to various local ordinances. Our Las Vegas Operations are subject to the licensing and regulatory control of the Nevada Gaming Commission ("NGC"), the Nevada Gaming Control Board ("NGCB") and the Clark County Liquor and Gaming Licensing Board ("CCLGLB"). The NGC and NGCB are referred to herein collectively as the "Nevada Gaming Authorities."

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy. Such public policy concerns include, among other things:

- preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming at any time or in any capacity;
- establishing and maintaining responsible accounting practices and procedures;
- maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding assets and revenue, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
- preventing cheating and fraudulent practices; and
- providing a source of state and local revenue through taxation and licensing fees.

Any changes in applicable laws, regulations and procedures could have an adverse effect on our Las Vegas gaming operations and our financial condition and results of operations.

Our subsidiary, Wynn Las Vegas, LLC, the owner and operator of Wynn Las Vegas, is licensed by the Nevada Gaming Authorities to conduct casino gaming operations, including a race book and sports pool, pari-mutuel wagering and the operation of gaming salons. It is also licensed as a manufacturer and distributor. These gaming licenses are not transferable.

We are required to be registered as a publicly traded corporation (a "registered public company") and to be found suitable by the NGC to own the equity interests of Wynn Resorts Holdings, LLC ("Wynn Resorts Holdings"). Wynn Resorts Holdings is required to be registered as an intermediary company and to be found suitable to own the equity interests of Wynn Resorts Finance, LLC ("Wynn Resorts Finance") (f/k/a Wynn America, LLC). Wynn Resorts Finance, LLC is required to be registered as an intermediary company and to be found suitable by the NGC to own the equity interests of Wynn America Group, LLC ("Wynn America Group"). Wynn America Group is required to be registered as an intermediary company and to be found suitable by the NGC to own the equity interests of Wynn Las Vegas Holdings, LLC ("Wynn Las Vegas Holdings"). Wynn Las Vegas Holdings is required to be registered as an intermediary company and to be found suitable by the NGC to own the equity interests of Wynn Las Vegas, LLC. Wynn Resorts Holdings, Wynn Resorts Finance, Wynn America Group, and Wynn Las Vegas Holdings are referred to individually as a "registered intermediary subsidiary" and collectively as the "registered intermediary subsidiaries." We and the registered intermediary subsidiaries hold all the various registrations, approvals, permits and licenses required for Wynn Las Vegas, LLC to engage in gaming activities in Nevada.

No person may become a member of or receive profits from Wynn Las Vegas, LLC or the registered intermediary subsidiaries without first registering (for equity ownership of 5% or less), or obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Wynn Las Vegas, LLC and the registered intermediary subsidiaries and our officers and directors who are actively and directly involved in the gaming activities of Wynn Las Vegas, LLC may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may require additional applications and may also deny an application for licensing for any reason which they deem appropriate. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, director, or key employee unsuitable for licensing or to continue having a relationship with Wynn Las Vegas, LLC, the registered intermediary subsidiaries, or us, we would have to sever all relationships with the person. In addition, the Nevada Gaming Authorities may require Wynn Las Vegas, LLC, the registered intermediary subsidiaries, or us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability are not subject to judicial review.

If the NGC determines that we, Wynn Las Vegas, LLC, or a registered intermediary subsidiary have violated the Nevada Act, it could limit, condition, suspend or revoke our and our intermediary subsidiary registrations and Wynn Las Vegas, LLC's gaming license. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the NGC. Further, the NGC could appoint a supervisor to operate Wynn Las Vegas and, under specified circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. The limitation, conditioning or suspension of any of our gaming licenses and the appointment of a supervisor could, and revocation of any gaming license would, have a significant negative effect on our gaming operations.

Periodically, we are required to submit detailed financial and operating reports to the NGC and provide any other information that the NGC may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, and/or approved by, the NGC.

Any beneficial owner of our voting or nonvoting securities, regardless of the number of shares owned, may be required to file an application, be investigated and have that person's suitability as a beneficial owner of voting securities determined if the NGC has reason to believe that the ownership would be inconsistent with Nevada's declared public policies. If the beneficial owner of the voting or nonvoting securities of Wynn Resorts who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Act requires any person who acquires more than 5% of our voting securities to report the acquisition to the NGC. The Nevada Act requires beneficial owners of more than 10% of a registered company's voting securities to apply to the NGC for a finding of suitability within 30 days after the Chair of the NGCB mails the written notice requiring such filing. Under certain circumstances, an "institutional investor" as defined in the Nevada Act which acquires more than 10%, but not more than 25%, of a registered company's voting securities may apply to the NGC for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may hold more than 25% but not more than 29% of a registered company's voting securities and may, in certain circumstances, own up to 29% of the voting securities of a registered company for a limited period of time and maintain the waiver.

An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the NGC finds to be inconsistent with holding the registered company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

- voting on all matters voted on by stockholders or interest holders;
- making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and
- other activities that the NGC may determine to be consistent with such investment intent.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We are required to provide maximum assistance in determining the identity of the beneficial owner of any of our voting securities. The NGC has the power to require the stock certificates of any registered company to bear a legend indicating that the securities are subject to the Nevada Act. The certificates representing shares of Wynn Resorts' common stock note that the shares are subject to a right of redemption and other restrictions set forth in Wynn Resorts' articles of incorporation and bylaws and that the shares are, or may become, subject to restrictions imposed by applicable gaming laws.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the NGC or by the Chair of the NGCB, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the NGC may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with us, we:

- pay that person any dividend or interest upon any voting securities;
- allow that person to exercise, directly or indirectly, any voting right held by that person relating to Wynn Resorts;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require the unsuitable person to relinquish such person's voting securities, including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

The NGC may, in its discretion, require the owner of any debt or similar securities of a registered public company, to file applications, be investigated and be found suitable to own the debt or other securities of the registered company if the NGC has reason to believe that such ownership would otherwise be inconsistent with Nevada's declared public policies. If the NGC decides that a person is unsuitable to own the securities, then under the Nevada Act, the registered public company can be sanctioned, including the loss of its approvals if, without the prior approval of the NGC, it

- pays to the unsuitable person any dividend, interest or any distribution whatsoever;
- recognizes any voting right by the unsuitable person in connection with the securities;
- pays the unsuitable person remuneration in any form; or
- makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We may not make a public offering (debt or equity) without the prior approval of the NGC if the proceeds from the offering are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. On March 17, 2022, the NGC granted Wynn Resorts prior approval, subject to certain conditions, to make public offerings for a period of three years (the "Shelf Approval"). The Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chair of the NGCB.

Changes in control of Wynn Resorts through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control may not occur without the prior approval of the NGC. Entities seeking to acquire control of a registered public company must satisfy the NGCB and the NGC concerning a variety of stringent standards prior to assuming control of the registered public company.

The NGC may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees and registered public companies that are affiliated with the operations of Nevada gaming licensees may be harmful to stable and productive corporate gaming. The NGC has established a regulatory scheme to reduce the potential adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy in order to:

- assure the financial stability of corporate gaming licensees and their affiliated companies;
- preserve the beneficial aspects of conducting business in the corporate form; and
- promote a neutral environment for the orderly governance of corporate affairs.

Approvals are, in certain circumstances, required from the NGC before we can make exceptional repurchases of voting securities above its current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by a registered company's Board of Directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

The Nevada Act requires any person who individually or in association with others, acquires or holds any amount of any class of voting securities, or each plan sponsor of a pension or employee benefit plan that acquires or holds any amount of any class of voting securities in a registered public company with the intent to engage in an activity that necessitates an amendment to a corporate charter, bylaws, management, policies or operation of a registered public company, to engage in an activity that materially influences or affects the affairs of a registered public company, or to engage any other activity that the NGC determines is inconsistent with holding voting securities for investment purposes to, within 2 days after possession of that intent, notify the NGCB Chair and apply to the NGC for a finding of suitability within 30 days after notification to the NGCB Chair.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries' respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon a percentage of the gross revenue received; the number of gaming devices operated; or the number of table games operated. A live entertainment tax also is imposed on admission charges where live entertainment is furnished.

Because we are involved in gaming ventures outside of Nevada, we are required to deposit with the NGCB, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the NGCB of our participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the NGC. Thereafter, we are also required to comply with certain reporting requirements imposed by the Nevada Act. A licensee or registrant is also subject to disciplinary action by the NGC if it:

- knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;
- fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;
- engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;
- engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or
- employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

The conduct of gaming activities and the service and sale of alcoholic beverages at Wynn Las Vegas are subject to licensing, control and regulation by the CCLGLB, which has granted Wynn Las Vegas, LLC licenses for such purposes. In addition to approving Wynn Las Vegas, LLC, the CCLGLB has the authority to approve all persons owning or controlling the equity of any entity controlling a gaming license. Certain of our officers, directors and key employees have been or may be required to file applications with the CCLGLB. Clark County gaming and liquor licenses are not transferable. The County has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact on our operations.

Massachusetts

The Massachusetts Expanded Gaming Act and the regulations promulgated thereunder (collectively the "Massachusetts Act") subjects the owners and operators of gaming establishments to extensive state licensing and regulatory requirements. We are subject to the Massachusetts Act through our ownership interest in Wynn MA, LLC, ("Wynn MA") which operates Encore Boston Harbor.

The Massachusetts Gaming Commission ("MGC") is responsible for issuing licenses under the Massachusetts Act and assuring that licenses are not issued or held by unqualified, disqualified or unsuitable persons. The MGC, in particular its Investigations and Enforcement Bureau ("IEB"), which is a bureau within the MGC, has extensive authority to conduct background investigations of applicants and licensees, and for generally enforcing the Massachusetts Act. The MGC has the authority to award up to three Category 1 licenses (table games and slot machines), and one Category 2 license (slot machines only), within the Commonwealth of Massachusetts to qualified applicants.

On September 17, 2014, the MGC designated Wynn MA the award winner of the Category 1 Greater Boston gaming license effective November 7, 2014. We, our relevant subsidiaries, and individual qualifiers required to be qualified have been found suitable by the MGC. Additional entities and key employees have been and will be required to file applications with the MGC and are or may be required to be licensed or found suitable by the MGC. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to the MGC.

If the MGC were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the MGC may require us to terminate the employment of any person who refuses to file appropriate applications.

The initial license term is for 15 years, which commenced upon the MGC's confirmation of its approval of the commencement of the operation of the gaming establishment on June 27, 2019. Wynn MA's gaming license is conditioned upon Wynn MA continuing to meet applicable licensing, registration, qualification and other regulatory requirements. The initial license fee for Category 1 licenses is $85,000,000, which Wynn MA has paid. All Category 1 and Category 2 gaming licenses are also subject to additional annual fees under the Massachusetts Act. The Commonwealth of Massachusetts also receives 25% of gross gaming revenues for Category 1 licensees.

Encore Boston Harbor was granted a sports wagering license by the MGC on December 8, 2022 under 2022 legislation legalizing sports wagering in Massachusetts. Under the 2022 legislation, Encore Boston Harbor is authorized to operate a sportsbook and is entitled to two individually branded mobile platforms. The initial term of the sports wagering licenses, which carries a $5,000,000.00 initial license fee, is 5 years. Sports wagering licenses are also subject to additional regulatory fees. The Commonwealth of Massachusetts receives 15% of gross retail sports wagering revenues.

The MGC has responsibility for the continuing regulation and licensing of the licensee and its officers, directors, employees and other designated persons. The MGC retains the authority to suspend, revoke or condition a Category 1 license, or any other license issued under the Massachusetts Act, and the IEB may levy civil penalties for regulatory and other violations. All licenses issued under the Massachusetts Act are expressly deemed a revocable privilege, conditioned on the licensee's fulfillment of all conditions of licensure, compliance with applicable laws and regulations, and the licensee's continuing qualification and suitability. Among other things, the MGC is also responsible for the collection of application, license and other fees, conducting investigations of and monitoring applicants and licensees, and reviewing and ruling on complaints, and may conduct inspections of the gaming establishment premises or the licensee's records and equipment.

Pursuant to the Massachusetts Act, the MGC may grant a gaming beverage license for the sale and distribution of alcoholic beverages for a gaming establishment. The division of gaming liquor enforcement of the Alcoholic Beverage Control Commission has the authority to enforce, regulate and control the distribution of alcoholic beverages in a gaming establishment. The MGC may revoke, suspend, refuse to renew or refuse to transfer a gaming beverage license for violations of the Massachusetts Act that pertain to the sale and distribution of alcohol consumed on the premises and the regulations adopted by the MGC. The MGC has adopted regulations for the issuance of gaming beverage licenses. These regulations and any changes in applicable laws, regulations and procedures could have significant negative effects on our future Massachusetts gaming operations and results of operations.

Under the Massachusetts Gaming Act, the MGC is charged with "establishing the financial stability and integrity of gaming licensees, as well as the integrity of their sources of financing" this includes the licensure or qualification of certain persons with a financial interest in a gaming licensee or in a gaming establishment. The Gaming Act requires licensure of anyone with a financial interest in a gaming establishment, or with a financial interest in the business of the gaming licensee or who is a close associate of a gaming licensee. While the Gaming Act and MGC's regulations contain exemptions for certain financial institutions and transactions, and generally focus on actual or beneficial ownership interests, the MGC retains significant discretion to require licensure of anyone with a financial interest in a gaming licensee or gaming establishment including any company holding over 15% of the licensee, or a holding, intermediary or subsidiary company of a licensee or of an individual that can exercise control or provide direction to a gaming licensee. Like its discretionary authority to require licensure, the MGC also has discretionary authority to grant a waiver from licensure to any person that cannot exercise control or provide direction to a gaming licensee or a holding, intermediary or subsidiary company thereof.

Certain transfer of interests in a Massachusetts gaming licensee or gaming establishment may require notice to the MGC and approval of any new person required to be licensed as a result of the transfer. A transfer of interest that also results in a change in control may require further review and approval by the MGC. No notice or approval is required for the open market transfer of less than five per cent interest in the holding company, parent or intermediary company of the licensee. The granting of a security interest in a gaming license or gaming establishment to certain banking or commercial financial institutions in return for financing does not require prior notice or approval by the MGC.

Digital Sports Betting and Gaming

We and our partners are subject to various federal, state, and international laws and regulations that affect our digital sports betting and casino gaming businesses. The ownership, operation, and management of our digital sports betting and casino gaming business are subject to regulations of each of the jurisdictions in which we operate. Additional laws in these areas may be passed in the future, which could result in impact to the ways in which we and our partners are able to offer interactive sports betting and casino gaming in jurisdictions that permit such activities.

Other Regulations

In addition to gaming regulations, we are subject to extensive local, state, federal and foreign laws and regulations in the jurisdictions in which we operate. These include, but are not limited to, laws and regulations relating to alcoholic beverages, environmental matters, employment and immigration, currency and other transactions, taxation, zoning and building codes, marketing and advertising, lending, debt collection, privacy, telemarketing, money laundering, laws and regulations administered by the Office of Foreign Assets Control, and anti-bribery laws, including the Foreign Corrupt Practices Act (the "FCPA"). Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our business and operating results.

Human Capital

As of December 31, 2022, we had approximately 27,000 employees (including approximately 11,500 in Macau and 15,500 in the United States).

Diversity and inclusion are the cornerstone of our human capital management efforts. We are committed to a fair and inclusive work environment at each of our resorts. As part of this commitment, we offer diversity and inclusion training to all of our employees. We foster the growth and development of our employees to ensure that they remain best-equipped to deliver the singular customer service at each of our resorts. Across our resorts, we maintain an extensive program of training and development focused on skills development and career advancement.

Our non-union employees are all eligible to participate in the Company paid health, vision, dental, life, prescription, and long-term disability insurance plans. The Company also provides employee paid supplemental life and accident insurance plans. In the U.S., to encourage employees to keep up with routine medical care and participate in its wellness program, the Company funds a Health Reimbursement Account for participating employees. To help employees cover medical expenses pre-tax, the Company offers employees in the U.S. a Flexible Spending Account. The Company also offers defined contribution retirement plans to its eligible employees, and a non-mandatory central provident fund scheme to eligible employees in Macau which includes contributions from employees and the employer.

Our collective bargaining agreement with the Culinary Workers Union, Local 226, and Bartenders Union, Local 165, which covers approximately 5,850 culinary, housekeeping, public area, and front services employees at Wynn Las Vegas, expires on July 31, 2023. The term of the collective bargaining agreement was extended through Memoranda of Agreement ("MOA") that the Company and the Culinary and Bartenders' Unions entered into in April 2020 and January 2021, respectively. The MOA further provided for a partial deferral of the 2020 and 2021 contractual wage increases, through July 31, 2023, and allowed the Company additional flexibility in scheduling during the pandemic. In exchange, the Company agreed to a supplemental benefit contribution to provide continued health insurance coverage to employees with reduced hours. Wynn Las Vegas will be commencing negotiations over the terms of a renewal agreement in the spring of 2023. Wynn Las Vegas entered into a collective bargaining agreement with the United Auto Workers Union ("UAW") effective August 28, 2021 through August 28, 2024, covering approximately 350 table games dealer employees. Wynn Las Vegas entered into a collective bargaining agreement with the International Brotherhood of Teamsters effective July 21, 2021 through July 21, 2024, covering approximately 150 horticulture and valet employees. In January 2022, slot attendant employees at Wynn Las Vegas voted to be represented by the UAW. Wynn Las Vegas has a tentative agreement with the UAW for a collective bargaining agreement to be effective from January 27, 2023 through January 27, 2027, covering approximately 75 slot attendant employees.

Our collective bargaining agreement with UNITE HERE Local 26 affiliated with UNITE HERE and International Brotherhood of Teamsters, Chauffeurs, Warehousemen & Helpers, Local 25, which covers approximately 1,400 non-gaming employees at Encore Boston Harbor, and expires in April 2023. Effective as of July 2021, Encore Boston Harbor entered into a collective bargaining agreement with Local 103, International Brotherhood of Electrical Workers, AFL-CIO. The collective bargaining agreement covers approximately 100 maintenance employees at Encore Boston Harbor, and expires in June 2024. Effective as of August 2022, Encore Boston Harbor entered into a collective agreement with United Government Security Officers of America, Local 295. The collective bargaining agreement covers approximately 160 security officers at Encore Boston Harbor and expires in June 2025.

Intellectual Property

Among our most important marks are our trademarks and service marks that use the name "WYNN." Wynn Resorts has registered with the U.S. Patent and Trademark Office ("PTO") a variety of WYNN-related trademarks and service marks in connection with a variety of goods and services.

We have also filed applications with various foreign patent and trademark registries, including in Macau, China, Singapore, Hong Kong, Taiwan, Japan, certain European countries and various other jurisdictions throughout the world, to register a variety of WYNN-related trademarks and service marks in connection with a variety of goods and services.

We recognize that our intellectual property assets, including the word and logo version of "WYNN," are among our most valuable assets. As a result, and in connection with expansion of our resorts and gaming activities outside the United States, we have undertaken a program to register our trademarks and other intellectual property rights in relevant jurisdictions. We have retained counsel and intend to take all steps necessary to protect our intellectual property rights against unauthorized use throughout the world.

Pursuant to the Surname Rights Agreement, dated August 6, 2004, Stephen A. Wynn ("Mr. Wynn") granted us our exclusive, fully paid-up, perpetual, worldwide license to use, and to own and register trademarks and service marks incorporating the "Wynn" surname for casino resorts and related businesses, together with the right to sublicense the name and marks to its affiliates. Pursuant to a separation agreement, dated February 15, 2018, by and between Mr. Wynn and the Company, if we cease to use the "Wynn" surname and trademark, we will assign all of our right, title, and interest in the "WYNN" marks to Mr. Wynn and terminate the Surname Rights Agreement.

We have also registered various domain names with various domain registrars around the world. Our domain registrations extend to various foreign jurisdictions such as ".com.cn" and ".com.hk." We pursue domain related infringement on a case by case basis depending on the infringing domain in question.

For more information regarding the Company's intellectual property matters, see Item 1A—"Risk Factors."

Forward-Looking Statements

We make forward-looking statements in this Annual Report on Form 10-K based upon the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include, but are not limited to, information about our business strategy, development activities, competition and possible or assumed future results of operations, throughout this report and are often preceded by, followed by or include the words "may," "will," "should," "would," "could," "believe," "expect," "anticipate," "estimate," "intend," "plan," "continue" or the negative of these terms or similar expressions.

Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those we express in these forward-looking statements, including the risks and uncertainties in Item 1A—"Risk Factors" and other factors we describe from time to time in our periodic filings with the SEC, such as:

- the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, including the COVID-19 pandemic, public incidents of violence, mass shootings, riots, demonstrations, extreme weather patterns or natural disasters, military conflicts, civil unrest, and any future security alerts and/or terrorist attacks;
- extensive regulation of our business and the cost of compliance or failure to comply with applicable laws and regulations;
- pending or future investigations, litigation and other disputes;
- our dependence on key managers and employees;
- the deterioration of the macroeconomic environment, including an economic downturn or recession or worsening geopolitical tensions that could reduce discretionary consumer spending;
- our ability to maintain our gaming licenses and concessions and comply with applicable gaming law;
- international relations, national security policies, anticorruption campaigns and other geopolitical events, which may impact the number of visitors to our properties and the amount of money they are willing to spend;
- public perception of our resorts and the level of service we provide;
- our dependence on a limited number of resorts and locations for all of our cash flow and our subsidiaries' ability to pay us dividends and distributions;
- competition in the casino/hotel and resort industries and actions taken by our competitors, including new development and construction activities of competitors;
- our ability to maintain our customer relationships and collect and enforce gaming receivables;
- win rates for our gaming operations;
- construction and regulatory risks associated with our current and future construction projects;
- any violations by us of the anti-money laundering laws or Foreign Corrupt Practices Act;
- our compliance with environmental requirements and potential cleanup responsibility and liability as an owner or operator of property;
- adverse incidents or adverse publicity concerning our resorts or our corporate responsibilities;
- changes in and compliance with the gaming laws or regulations in the various jurisdictions in which we operate;
- changes in tax laws or regulations related to taxation, including changes in the rates of taxation;
- our collection and use of personal data and our level of compliance with applicable governmental regulations, credit card industry standards and other applicable data security standards;
- cybersecurity risk, including cyber and physical security breaches, system failure, computer viruses, and negligent or intentional misuse by customers, company employees, or employees of third-party vendors;
- our ability to protect our intellectual property rights;
- labor actions and other labor problems;
- our current and future insurance coverage levels;
- risks specifically associated with our Macau Operations;
- the level of our indebtedness and our ability to meet our debt service obligations (including sensitivity to fluctuations in interest rates); and
- continued compliance with the covenants in our debt agreements.

Further information on potential factors that could affect our business, financial condition, results of operations and cash flows are included elsewhere in this report and our other filings with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information available to us at the time this statement is made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 1A. Risk Factors

You should carefully consider the risk factors set forth below, as well as the other information contained in this Annual Report on Form 10-K, regarding matters that could have an adverse effect, including a material one, on our business, financial condition, results of operations and cash flows. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, results of operations and cash flows.

<u>**Risks Related to our Business**</u>

The COVID-19 pandemic has had and may continue to have an adverse effect on our business, operations, financial condition and operating results.

Since the outbreak of COVID-19, visitation to Macau has fallen significantly, driven by the strong deterrent effect of the COVID-19 pandemic on travel and social activities, quarantine measures put in place in Macau and elsewhere. Although these containment measures and restrictions had generally been lifted in the U.S. by early 2022, they remained in place in Macau, the PRC, Hong Kong and Taiwan for most of 2022. Over the course of December 2022 and January 2023, Macau authorities relaxed or eliminated most COVID-19 related protective measures, and as of February 27, 2023, there are no remaining entry restrictions or mandatory quarantine requirements in place for travelers to Macau, and testing requirements for inbound travelers from the PRC, Hong Kong, and Taiwan have been discontinued. Nevertheless, regional demand for casino resorts may remain weak for a significant length of time and inbound tourism to Macau may be slow to recover. As a result, we cannot predict when, or even if, operations at our properties in Macau will return to pre-pandemic levels.

Given ongoing uncertainty around the likelihood, extent, and timing of a potential reimposition of restrictions on the general public, travel or certain activities and their effect on our Macau Operations in the future, we are unable to reasonably estimate the impact on our financial condition, results of operations and cash flows. To the extent the reimposition of these conditions and/or a slow pace of recovery at our Macau Operations adversely affects our business, operations, financial condition and operating results, such factors also have the effect of heightening many of the other risks related to our business, including those relating to our ability to raise capital, our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness, and our ability to comply with the covenants or other restrictions contained in the agreements that govern our indebtedness.

We are subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations. The cost of compliance or failure to comply with such regulations and authorities could have a negative effect on our business, and if we fail to obtain regulatory approvals to operate in new jurisdictions, our growth prospects may be limited.

The operations of our resorts and digital sports betting and casino offerings are contingent upon our obtaining and maintaining all necessary licenses, permits, approvals, registrations, findings of suitability, orders and authorizations in the jurisdictions in which our resorts are located. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The NGC may require the holder of any debt or securities that we, the registered intermediary subsidiaries, or Wynn Las Vegas, LLC issue to file applications, be investigated and be found suitable to own such debt or securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of the State of Nevada.

The Company's articles of incorporation provide that, to the extent required by the gaming authority making the determination of unsuitability or to the extent the Board of Directors determines, in its sole discretion, that a person is likely to jeopardize the Company's or any affiliate's application for, receipt of, approval for, right to the use of, or entitlement to, any gaming license, shares of Wynn Resorts' capital stock that are owned or controlled by such unsuitable person or its affiliates are subject to redemption by Wynn Resorts. The redemption price may be paid in cash, by promissory note, or both, as required, and pursuant to the terms established by the applicable gaming authority and, if not, as Wynn Resorts elects.

United States gaming regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approvals; approve changes in our operations; and levy fines or require forfeiture of assets for violations of gaming laws or regulations. Complying with gaming laws, regulations and license requirements is costly. Any change in gaming laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming licenses could require us to make substantial expenditures and forfeit assets, and would negatively affect our gaming operations.

Failure to adhere to the regulatory and gaming requirements in Macau could result in the revocation of our Macau Operations' concession or otherwise negatively affect our operations in Macau. Moreover, we are subject to the risk that U.S. regulators may not permit us to conduct operations in Macau in a manner consistent with the way in which we intend, or the applicable U.S. gaming authorities require us, to conduct our operations in the United States.

Each of these regulatory authorities has extensive power to license and oversee the operations of our casino resorts and digital offerings and has taken and could in the future take action against the Company and its related licensees, including actions that have and could further affect the ability or terms upon which our subsidiaries hold their gaming licenses and concessions, and the suitability of the Company to continue as a stockholder of those affiliates.

Furthermore, our ability to grow our digital sports betting and casino business will depend on our ability to obtain and maintain regulatory approvals to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to obtain and maintain regulatory approvals in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing our customer base and/or generating revenues. We cannot be certain that we will be able to obtain and maintain the regulatory approvals necessary to conduct our online sports betting and online casino operations. Any failure to obtain and maintain such regulatory approvals could have a material adverse effect on Wynn Interactive's business, financial condition, results of operations and prospects.

Certain states' sports betting laws limit online sports betting to a finite number of retail operators, such as casinos, tribes or tracks. As a result, if we do not have a physical or retail operation in those states, which is most of the states in which we currently offer sports betting and our online casino, we will be, dependent on a strategic relationships with retail operators to obtain and/or maintain the requisite legal authorization from the respective state. We will be dependent on strategic relationships in order to be able to offer our products in such states. If we cannot establish, renew or manage these relationships, including on terms acceptable to us, we would not be allowed to operate in those jurisdictions. Failure to obtain and maintain such regulatory approvals could have a material adverse effect on Wynn Interactive's business, financial condition, results of operations and prospects.

Investigations, litigation and other disputes could distract management, damage our reputation, and result in negative publicity and additional scrutiny from regulators.

As discussed in Item 3—"Legal Proceedings" and Item 8—"Financial Statements and Supplementary Data," Note 17, "Commitments and Contingencies," the Company is subject to various investigations, litigation and other disputes related to our operations. These and any additional such matters that may arise in the future, even if routine, are expensive and divert management's attention from the operations of our businesses. In addition, improper conduct by our employees, agents or gaming promoters could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances, it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. Investigations, litigation and other disputes have in the past, and may in the future, lead to additional scrutiny from regulators, which could lead to investigations relating to, and possibly a negative impact on, the Company's gaming licenses and the Company's ability to bid successfully for new gaming market opportunities. In addition, publicity from these matters have, or in the future, could negatively impact our business, reputation and competitive position and reduce investor demand for shares of Wynn Resorts and WML and negatively impact the trading prices of those respective shares.

We depend on the continued services of key managers and employees. If we do not retain our key personnel or attract and retain other highly skilled employees, our business will suffer.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. Our success depends upon our ability to attract, hire, and retain qualified operating, marketing, financial, and technical personnel in the future. Given the intense competition for qualified management personnel in our industry, we may not be able to hire or retain the required personnel. The loss of key management and operating personnel would likely have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our business is particularly sensitive to reductions in discretionary consumer spending, and deterioration or a protracted extension of the current negative macroeconomic environment, including an economic downturn or recession, or geopolitical tensions could adversely impact our business, results of operations, financial condition and cash flows.

Our financial results have been, and are expected to continue to be, affected by the global and regional economies in which we have operations. Consumer demand for hotels, casino resorts, trade shows, conventions and the type of luxury amenities that we offer is particularly sensitive to downturns in the economies in which we operate, which could harm consumer confidence in the economy and adversely affect discretionary spending. Because a significant number of our customers come from the PRC, Hong Kong and Taiwan, the economic condition of Macau and its surrounding region, in particular, affects the gaming industry in Macau and our Macau Operations. As a result, changes in discretionary spending or consumer preferences brought about by factors such as perceived or actual negative general economic conditions, perceived or actual changes in disposable consumer income and wealth, inflationary pressures, economic recession, changes in consumer confidence, including fears of war and acts of terrorism could reduce customer demand for the luxury amenities and leisure activities we offer and may negatively impact our results of operations.

Current macroeconomic conditions, including historic levels of inflation and relatively low levels of unemployment, have led to rising interest rates, disruption and volatility within the capital markets, and fiscal and monetary policy uncertainty. As a result, our gaming revenues, financial condition, results of operations and cash flows could be adversely affected by a deterioration of the current macroeconomic environment, an economic slowdown or recession in the U.S. or global economy, or perception that any of these events may occur.

Demand for our products and services may be negatively impacted by geopolitical tensions, economic disruptions, visa and travel restrictions or difficulties, restrictions on international money transfers and other policies or campaigns implemented by regional governments.

Geopolitical tensions, notably with respect to international trade, including increases in tariffs and company and industry specific restrictions, in addition to changes in national security policies and other similar and geopolitical events, could cause economic disruption and adversely impact our business and results of operations. Various types of restrictions and sanctions have been placed by government agencies on targeted industries and companies which could potentially negatively impact the intended subject as well as other companies and persons sharing a common country of operations. These types of events have also caused significant volatility in global equity and debt capital markets which could trigger a severe contraction of liquidity in the global credit markets.

In addition, policies adopted from time to time by governments, including any visa and travel restrictions or difficulties faced by our customers such as restrictions on exit visas for travelers requiring them or restrictions on visitor entry visas for the jurisdictions in which we operate, have and may in the future decrease the number of visitors to our properties from those affected places, including from the PRC, Hong Kong and Taiwan. It is not known when, or if, policies restricting visitation by PRC citizens will be put in place and such policies may be adjusted, without notice, in the future. Furthermore, anti-corruption campaigns may influence the behavior of certain of our customers and their spending patterns. Such campaigns, as well as monetary outflow policies, have specifically led to tighter monetary transfer regulations in a number of areas. These policies may affect and impact the number of visitors to our properties and the amount of money they are willing to spend. The overall effect of these campaigns and monetary transfer restrictions may negatively affect our revenues, results of operations and cash flows.

Our business is particularly sensitive to the willingness of our customers to travel to and spend time at our resorts. Acts or the threat of acts of terrorism, outbreak of infectious disease, regional political events and developments in certain countries could cause severe disruptions in air and other travel and may otherwise negatively impact tourists' willingness to visit our resorts. Such events or developments could reduce the number of visitors to our facilities, resulting in a material adverse effect on our business and financial condition, results of operations or cash flows.

We are dependent on the willingness of our customers to travel. Most of our revenue is from customers who travel to our properties. Acts of terrorism or concerns over the possibility of such acts have and may again severely disrupt domestic and international travel, which has and could in the future result in a decrease in customer visits to our properties. Regional conflicts could have a similar effect on domestic and international travel. Disruptions in air or other forms of travel as a result of any terrorist act, outbreak of hostilities, escalation of war or worldwide infectious disease outbreak have and could in the future have a material and adverse effect on our business and financial condition, results of operations and cash flows. In addition, governmental action and uncertainty resulting from global political trends and policies of major global economies, including potential barriers to travel, trade and immigration have reduced demand for hospitality products and services, including visitation to our resorts.

Furthermore, the attack in Las Vegas on October 1, 2017 underscores the possibility that large public facilities could become the target of mass shootings or other attacks in the future. The future occurrence or the possibility of attacks may cause all or portions of affected properties to be shut down for prolonged periods, resulting in a loss of revenue, reduce travel to affected areas for tourism and business or adversely affect the willingness of customers to stay in or avail themselves of the services of the affected properties. In addition, such occurrences expose us to a risk of monetary claims arising from death, injury or damage to property caused by any such attack and may result in higher costs for security and insurance premiums, all of which could adversely affect our financial condition and results of operations.

Our continued success depends on our ability to maintain the reputation of our resorts.

Our strategy and integrated resort business model rely on positive perceptions of our resorts and the level of service we provide. Any deterioration in our reputation could have a material adverse effect on our business, results of operations and cash flows. Our reputation could be negatively impacted by our failure to deliver the superior design and customer service for which we are known or by events that are beyond our control. Our reputation may also suffer as a result of negative publicity regarding the Company or our resorts, including as a result of social media reports, regardless of the accuracy of such publicity. The continued expansion of media and social media formats has compounded the potential scope of negative publicity and has made it more difficult to control and effectively manage negative publicity.

We are entirely dependent on a limited number of resorts for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties.

We are currently entirely dependent upon our Macau Operations, Las Vegas Operations and Encore Boston Harbor for all of our operating cash flow. As a result, we are subject to a greater degree of risk than a gaming company with more operating properties or greater geographic diversification. The risks to which we have a greater degree of exposure include changes in local economic and competitive conditions; changes in local and state governmental laws and regulations, including gaming laws and regulations, and the way in which those laws and regulations are applied; natural and other disasters, including the potential effects of climate change such as severe storms, hurricanes, typhoons, rising sea levels, severe drought, or the outbreak of infectious diseases such as COVID-19; an increase in the cost of maintaining our properties; a decline in the number of visitors to Las Vegas, Macau or Boston; and a decrease in gaming and non-casino activities at our resorts. Any of these factors could negatively affect our results of operations and our ability to generate sufficient cash flow to make payments or maintain our covenants with respect to our debt.

We are a parent company and our primary source of cash is and will be distributions from our subsidiaries.

We are a parent company with limited business operations of our own. Our main asset is the capital stock of our subsidiaries. We conduct most of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or distributions in the future. For example, WML's board of directors concluded not to recommend the payment of a dividend with respect to the years ended December 31, 2022, 2021 and 2020 due to the financial impact of the COVID-19 pandemic. If our Macau Operations' gaming business is slow to recover to pre-pandemic levels following the recent discontinuation of travel-related restrictions and conditions which materially impacted visitation to Macau, it may continue to have an adverse effect on our subsidiaries' results of operations and their ability to pay dividends or distributions to us in the future.

Our subsidiaries' payments to us will be contingent upon their earnings and upon other business considerations, and may be impacted by potential changes in laws and regulations. In addition, our subsidiaries' debt instruments and other agreements limit or prohibit certain payments of dividends or other distributions to us. We expect that future debt instruments for the financing of our other developments will contain similar restrictions. An inability of our subsidiaries to pay us dividends and distributions would have a significant negative effect on our liquidity.

Our casino, hotel, convention and other facilities and offerings face intense competition, which may increase in the future.

General. The casino/hotel industry is highly competitive. Increased competition could result in a loss of customers which may negatively affect our cash flows and results of operations.

Macau Operations. We hold one of six gaming concessions authorized by the Macau government for the operation of casinos in Macau. If the Macau government were to allow additional competitors to operate in Macau, we would face additional competition, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Several of the current concessionaires have opened facilities in the Cotai area over the past few years, which has significantly increased gaming and non-gaming offerings in Macau, with continued development expected in the near future.

Our Macau Operations face competition from casinos throughout the world, including Singapore, South Korea, the Philippines, Malaysia, Vietnam, Cambodia, Australia, Las Vegas, cruise ships in Asia that offer gaming and other casinos throughout Asia. Additionally, certain other Asian countries and regions have legalized or in the future may legalize gaming, such as Japan, Taiwan and Thailand, which could further increase competition for our Macau Operations.

Las Vegas Operations and Encore Boston Harbor. Our Las Vegas Operations compete with other Las Vegas Strip hotels and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment, theme and size, among other factors. There are currently several large-scale integrated resort projects either recently completed or under development in the vicinity of our Las Vegas Operations, which may present increased competition in the future. Wynn Las Vegas also competes with other casino/hotel facilities in other cities. The proliferation of gaming activities in other areas could significantly harm our business as well. In particular, the legalization or expansion of casino gaming in or near metropolitan areas from which we attract customers could have a negative effect on our business. In addition, new or renovated casinos in Macau or elsewhere in Asia could draw Asian gaming customers away from Wynn Las Vegas. Encore Boston Harbor competes with other casinos in the northeastern United States. Additional competition in the northeast region as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market or legislative changes may harm our business. As competing properties and new markets are opened, our operating results may be negatively impacted.

Wynn Interactive. A number of established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with our digital sports betting and casino offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Such competitors may also undertake more far-reaching and successful product development efforts or marketing campaigns or may adopt more aggressive pricing policies. Furthermore, new competitors, whether licensed or not, may enter the online sports betting and online casino industries. There has also been considerable consolidation among competitors in the entertainment and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, acquire our key partners or third party providers, decrease cost per user acquisition, expand offerings and broaden their geographic scope of operations. If we are not able to maintain or improve our market share, or if our offerings are not accepted by the markets in which we operate, our digital sports betting and casino business could suffer.

Our business relies on premium customers. We often extend credit, and we may not be able to collect gaming receivables from our credit players or credit play may decrease.

General. A significant portion of our table games revenue at our resorts is attributable to the play of a limited number of premium customers. The loss or a reduction in the play of the most significant of these customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Adverse global or regional economic conditions, as discussed above, could also reduce the frequency of visits by these customers and revenue we generate from them.

We conduct our gaming activities on a credit, as well as a cash, basis. The casino credit we extend is generally unsecured and due on demand. We will extend casino credit to those customers whose level of play and financial resources, in the opinion of management, warrant such an extension. Table games players typically are extended more credit than slot players, and high-value players typically are extended more credit than customers who tend to wager lower amounts. The collectability of receivables from customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. In addition, premium gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-value gaming may have a positive or negative impact on cash flow and earnings in a particular quarter.

Macau Operations. Although the law in Macau permits casino operators to extend credit to gaming customers, our Macau Operations may not be able to collect all of its gaming receivables from its credit players. We expect that our Macau Operations will be able to enforce these obligations only in a limited number of jurisdictions, including Macau. To the extent our gaming customers are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and we may encounter forums that will refuse to enforce such debts. Our inability to collect gaming debts could have a significant negative impact on our financial condition and results of operations.

Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenue, including the face value of credit instruments issued. The gross gaming revenues calculation in Macau does not include deductions for uncollectible gaming debts. As a result, if we extend credit to our customers in Macau and are unable to collect on the related receivables from them, we remain obligated to pay taxes on our winnings from these customers regardless of whether we collect on the credit instrument.

Las Vegas Operations and Encore Boston Harbor. While gaming debts evidenced by a credit instrument, including what is commonly referred to as a "marker," are enforceable under the current laws of Nevada and Massachusetts, and judgments on gaming debts are enforceable in all states of the United States under the Full Faith and Credit Clause of the United States Constitution, other jurisdictions may determine that direct or indirect enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be used to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations. We cannot assure that we will be able to collect the full amount of gaming debts owed to us, even in jurisdictions that enforce them. Changes in economic conditions may make it more difficult to assess creditworthiness and more difficult to collect the full amount of any gaming debt owed to us. Our inability to collect gaming debts could have a significant negative impact on our financial condition and results of operations.

Win rates for our gaming operations depend on a variety of factors, some of which are beyond our control.

The gaming industry is characterized by an element of chance. Win rates are also affected by other factors, including players' skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets played, the amount of time played and undiscovered acts of fraud or cheating. In addition, premium gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter. Our gross gaming revenues are mainly derived from the difference between our casino winnings and the casino winnings of our gaming customers. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our gaming customers.

Acts of fraud or cheating through the use of counterfeit chips, covert schemes and other tactics, possibly in collusion with our employees, may be attempted or committed by our gaming customers with the aim of increasing their winnings. Our gaming customers, visitors and employees may also commit crimes such as theft in order to obtain chips not belonging to them. We have taken measures to safeguard our interests including the implementation of systems, processes and technologies to mitigate against these risks, extensive employee training, surveillance, security and investigation operations and adoption of appropriate security features on our chips such as embedded radio frequency identification tags. Despite our efforts, we may not be successful in preventing or detecting such culpable behavior and schemes in a timely manner and the relevant insurance we have obtained may not be sufficient to cover our losses depending on the incident, which could result in losses to our gaming operations and generate negative publicity, both of which could have an adverse effect on our reputation, business, results of operations and cash flows.

Our new projects may not be successful. Construction projects will be subject to development and construction risks, which could have an adverse effect on our financial condition, results of operations or cash flows.

In addition to the construction and regulatory risks associated with our current and future construction projects, we cannot assure you that the level of consumer demand for our casino resorts or for the type of luxury amenities that we will offer will meet our expectations. The operating results of our new projects may be materially different than the operating results of our current integrated resorts due to, among other reasons, differences in consumer and corporate spending and preferences in new geographic areas, increased competition from other markets or other developments that may be beyond our control. In addition, our new projects may be more sensitive to certain risks, including risks associated with downturns in the economy, and risks associated with disruptions of the supply chains through which we obtain construction materials and furniture, fixtures, and equipment, than the resorts we currently operate. The demands imposed by new developments on our managerial, operational and other resources may impact our operation of our existing resorts. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening or otherwise affect the design and features of our projects. If any of these issues were to occur, it could adversely affect our prospects, financial condition, or results of operations.

We could encounter higher than expected cost increases in the development of our projects.

The projected development costs for our projects reflect our best estimates and the actual development costs may be higher than expected. Contingencies that have been set aside by us to cover potential cost overruns or potential delays may be insufficient to cover the full amount of such overruns or delays. If these contingencies are not sufficient to cover these costs, or if we are not able to recover damages for these delays and contingencies, we may not have the funds required to pay the excess costs and our projects may not be completed. Failure to complete our projects may negatively affect our financial condition, our results of operations and our ability to pay our debt.

Any violation of applicable Anti-Money Laundering laws, regulations or the Foreign Corrupt Practices Act ("FCPA") or sanctions could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

We deal with significant amounts of cash in our operations and are subject to various jurisdictions' reporting and anti-money laundering laws and regulations. Both U.S. and Macau governmental authorities focus heavily on the gaming industry and compliance with anti-money laundering laws and regulations. From time to time, the Company receives governmental and regulatory inquiries about compliance with such laws and regulations. The Company cooperates with all such inquiries. Any violation of anti-money laundering laws or regulations could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

Further, we have operations, and a significant portion of our revenue is derived outside of the United States. We are therefore subject to regulations imposed by the FCPA and other anti-corruption laws that generally prohibit U.S. companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to such laws and regulations. The Office of Foreign Assets Control and the Commerce Department administer and enforce economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations, and individuals. Failure to comply with these laws and regulations could increase our cost of operations, reduce our profits, or otherwise adversely affect our business, financial condition, and results of operations.

Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our and our affiliates' directors, employees, contractors or agents from violating or circumventing our policies and the law. If we or our affiliates, or either of our respective directors, employees or agents fail to comply with applicable laws or Company policies governing our operations, the Company may face investigations, prosecutions and other legal proceedings and actions, which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could adversely affect our business, performance, prospects, value, financial condition, and results of operations.

Because we own real property, we are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We have incurred, and may in the future incur, costs to comply with environmental requirements, such as those relating to discharges into the air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements we have been and may be required to investigate and clean up hazardous or toxic substances or chemical releases at our property. As an owner or operator, we could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use our property. Contamination has been identified at and in the vicinity of our site in Everett, Massachusetts. The ultimate cost of remediating contaminated sites is difficult to accurately predict, and we have exceeded our initial estimates of the remediation costs for the Everett site. We may also be required to conduct additional investigations and remediation with respect to this site.

Adverse incidents or adverse publicity concerning our resorts or our corporate responsibilities could harm our brand and reputation and negatively impact our financial results.

Our reputation and the value of our brand, including the perception held by our customers, business partners, other key stakeholders and the communities in which we do business, are important assets. Our business faces increasing scrutiny related to environmental, social and governance activities, and risk of damage to our reputation and the value of our brands if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, supply chain management, sustainability, workplace conduct, human rights, philanthropy, and support for local communities. Any harm to our reputation could have a material adverse effect on our business, results of operations, and cash flows.

Compliance with evolving laws and regulations, and the interpretations thereof, is expensive and results in compliance risks.

Evolving laws and regulations create uncertainty for gaming companies. These evolving laws and regulations are subject to varying interpretations in many cases due to their complexity, ambiguity and/or lack of guidance. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In addition, public companies, financial institutions, the gaming industry and casinos are highly regulated, and compliance with such regulations is costly and subjects us to liability if we are not, or are perceived to not be, compliant. This could result in continuing uncertainty and higher costs regarding compliance matters. Due to our commitment to maintain high standards of compliance with laws and public disclosure, our efforts to comply with evolving laws, regulations and standards have resulted in and are likely to continue to result in increased general and administrative expense.

We are subject to taxation by various governments and agencies. The rate of taxation could change.

We are subject to taxation by various governments and agencies in the jurisdictions in which we operate. Changes in the laws and regulations related to taxation, including changes in the rates of taxation, the amount of taxes we owe and the time when income is subject to taxation, our ability to claim U.S. foreign tax credits, failure to renew our Macau dividend agreement and Macau income tax exemption on gaming profits and the imposition of foreign withholding taxes could change our overall effective rate of taxation.

System failure, information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business.

We rely on information technology and other systems (including those maintained by third parties with whom we contract to provide data services) to maintain and transmit large volumes of customer financial information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the ever-changing risk of compromised security. These risks include cyber and physical security breaches, system failure, computer viruses, and negligent or intentional misuse by customers, company employees, or employees of third-party vendors. The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cybersecurity risks may not be sufficient. Our third-party information system service providers face risks relating to cybersecurity similar to ours, and we do not directly control any of such parties' information security operations.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems from being breached or compromised could become outdated due to advances in computer capabilities or other technological developments.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, including penetration of our network security, whether by us or by a third party, could disrupt our business, damage our reputation and our relationships with our customers or employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers' and employees' confidence in us, and adversely affect our business, results of operations and financial condition. Since we do not control third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future, any perceived or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees and customers. As these threats develop and grow, we may find it necessary to make significant further investments to protect data and our infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of employees. The occurrence of any of the cyber incidents described above could have a material adverse effect on our business, results of operations and cash flows.

The failure to protect the integrity and security of company employee and customer information could result in damage to reputation and/or subject us to fines, payment of damages, lawsuits or restrictions on our use or transfer of data.

Our business uses and transmits large volumes of employee and customer data, including credit card numbers and other personal information in various information systems that we maintain in areas such as human resources outsourcing, website hosting, and various forms of electronic communications. Our customers and employees have a high expectation that we will adequately protect their personal information. Our collection and use of personal data are governed by privacy laws and regulations, and privacy law is an area that changes often and varies significantly by jurisdiction. For example, the European Union (EU)'s General Data Protection Regulation ("GDPR") requires companies to meet stringent requirements regarding the handling of personal data. The GDPR captures data processing by non-EU firms with no EU establishment as long as firms' processing relates to "offering goods or services" or the "monitoring" of individuals in the EU. In addition to governmental regulations, there are credit card industry standards or other applicable data security standards we must comply with as well. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) or a breach of security on systems storing our data may result in damage of reputation and/or subject us to fines, payment of damages, lawsuits or restrictions on our use or transfer of data. For example, failure to meet the GDPR requirements could result in penalties of up to four percent of worldwide revenue. Any misappropriation of confidential or personally identifiable information gathered, stored or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees and investors. Laws in the United States in this area are also developing quickly. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. Some states, such as California, Virginia and Colorado, have adopted privacy laws. Such adoption may indicate a trend for further legislation across all states.

Our business could suffer if our computer systems and websites are disrupted or cease to operate effectively.

We are dependent on our computer systems to record and process transactions and manage and operate our business, including processing payments, accounting for and reporting financial results, and managing our employees and employee benefit programs. Given the complexity of our business, it is imperative that we maintain uninterrupted operation of our computer hardware and software systems. Despite our preventative efforts, our systems are vulnerable to damage or interruption from, among other things, security breaches, computer viruses, technical malfunctions, inadequate system capacity, power outages, natural disasters, and usage errors by our employees or third-party consultants. If our information technology systems become damaged or otherwise cease to function properly, we may have to make significant investments to repair or replace them. Additionally, confidential or sensitive data related to our customers or employees could be lost or compromised. Any material disruptions in our information technology systems could have a material adverse effect on our business, results of operations, and financial condition.

If a third party successfully challenges our ownership of, or right to use, the Wynn-related trademarks and/or service marks, our business or results of operations could be harmed.

Our intellectual property assets, especially the logo version of "Wynn," are among our most valuable assets. We have filed applications with the U.S. Patent and Trademark Office ("PTO") and with various foreign patent and trademark registries including registries in Macau, China, Hong Kong, Singapore, Taiwan, Japan, certain European countries and various other jurisdictions throughout the world, to register a variety of WYNN-related trademarks and service marks in connection with a variety of goods and services. Some of the applications are based upon ongoing use and others are based upon a bona fide intent to use the marks in the future.

A common element of most of these marks is the use of the surname "WYNN." As a general rule, a surname (or the portion of a mark primarily constituting a surname) is not eligible for registration unless the surname has acquired "secondary meaning." To date, we have been successful in demonstrating to the PTO such secondary meaning for the WYNN marks, in certain of the applications, based upon factors including the Company's long-term use, advertising and promotional efforts related to the marks and the level of international fame achieved by the marks, but we cannot assure you that we will be successful with the other pending applications.

Federal registrations are not completely dispositive of the right to such marks. Third parties who claim prior rights with respect to similar marks may nonetheless challenge our right to obtain registrations or our use of the marks and seek to overcome the presumptions afforded by such registrations.

Furthermore, due to the increased use of technology in computerized gaming machines and in business operations generally, other forms of intellectual property rights (such as patents and copyrights) are becoming of increased relevance. It is possible that, in the future, third parties might assert superior intellectual property rights or allege that their intellectual property rights cover some aspect of our operations. The defense of such allegations may result in substantial expenses, and, if such claims are successfully prosecuted, may have a material impact on our business. There has been an increase in the international operation of fraudulent online gambling and investment websites attempting to scam and defraud members of the public. Websites offering these or similar activities and opportunities that use our names or similar names or images in likeness to ours, are doing so without our authorization and possibly unlawfully and with criminal intent. If our efforts to cause these sites to be shut down through civil action and by reporting these sites to the appropriate authorities (where applicable) are unsuccessful or not timely completed, these unauthorized activities may continue and harm our reputation and negatively affect our business. Efforts we take to acquire and protect our intellectual property rights against unauthorized use throughout the world may be costly and may not be successful in protecting and preserving the status and value of our intellectual property assets.

Labor actions and other labor problems could negatively impact our operations.

Some of our employees are represented by labor unions. From time to time, we have experienced attempts by labor organizations to organize certain of our non-union employees. These efforts have achieved some success to date. We cannot provide any assurance that we will not experience additional and successful organizing activity in the future. The impact of any future organizing activity or labor dispute or work stoppage with respect to those of our employees who are represented by labor unions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our insurance coverage may not be adequate to cover all possible losses that we could suffer, including losses resulting from terrorism, and our insurance costs may increase.

We have comprehensive property and liability insurance policies for our properties with coverage features and insured limits that we believe are customary in their breadth and scope. However, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property.

Market forces beyond our control may limit the scope of the insurance coverage we can obtain in the future or our ability to obtain coverage at reasonable rates. Certain catastrophic losses may be uninsurable or too expensive to justify obtaining insurance. As a result, if we suffer such a catastrophic loss, we may not be successful in obtaining future insurance without increases in cost or decreases in coverage levels. Furthermore, our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements, which would negatively affect our business and financial condition.

Risks Associated with our Macau Operations

Our Macau Operations may be affected by adverse political and economic conditions.

Our Macau Operations are subject to significant political, economic and social risks inherent in doing business in an emerging market. The future success of our Macau Operations depends on political and economic conditions in Macau and PRC. For example, fiscal decline, international relations, and civil, domestic or international unrest in Macau, China or the surrounding region could significantly harm our business, not only by reducing customer demand for casino resorts, but also by increasing the risk of imposition of taxes and exchange controls or other governmental restrictions, laws or regulations that might impede our Macau Operations or our ability to repatriate funds.

We compete for limited labor resources in Macau and local policies may also affect our ability to employ imported labor.

The success of our operations in Macau will be affected by our success in hiring and retaining employees. We compete with a large number of casino resorts in Macau for a limited number of qualified employees. In addition, only Macau residents are eligible for the majority of positions within the casino including dealers and other gaming staff. Competition for these individuals in Macau has increased and is expected to continue to increase as other competitors enter into the market or expand their operations. We seek employees from outside Macau to adequately staff our resorts where permitted and certain local policies affect our ability to import labor in certain job classifications. We coordinate with the labor and immigration authorities to ensure our labor needs are satisfied, but cannot be certain that we will be able to recruit and retain a sufficient number of qualified employees for our Macau Operations or that we will be able to obtain required work permits for those employees. If we are unable to obtain, attract, retain and train skilled employees, our ability to adequately manage and staff our existing and planned casino and resort properties and operations in Macau could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The smoking control legislation in Macau could have an adverse effect on our business, financial condition, results of operations and cash flows.

Under the Macau Smoking Prevention and Tobacco Control Law, as of January 1, 2019, smoking on casino premises is only permitted in authorized segregated smoking lounges with no gaming activities and such smoking lounges are required to comply with the conditions set out in the regulations. The existing smoking legislation, and any smoking legislation intended to fully ban all smoking in casinos, may deter potential gaming customers who are smokers from frequenting casinos in Macau, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Extreme weather conditions have had and may in the future have an adverse impact on our Macau Operations.

Macau's subtropical climate and location on the South China Sea are subject to extreme weather conditions including typhoons and heavy rainstorms, such as Typhoon Mangkhut in 2018 and Typhoon Hato in 2017. Unfavorable weather conditions could negatively affect the profitability of our resorts and prevent or discourage guests from traveling to Macau. Flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities may lead to a shutdown of any of our resorts in Macau. The occurrence and timing of such events cannot be predicted or controlled by us and may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

If our Macau Operations fail to comply with the Gaming Concession Contract, or applicable Macau laws, the Macau government may rescind our concession without compensation to us, which would have a material adverse effect on our business and financial condition.

Pursuant to the Gaming Concession Contract and applicable Macau laws, the Macau government may rescind the gaming concession if Wynn Macau SA fails to fulfill its obligations under the Macau law or the Gaming Concession Contract, including in the circumstances of (i) endangerment to the national security of mainland China or Macau, (ii) failure on the part of Wynn Macau SA to perform its obligations under the Gaming Concession Contract, (iii) public interest, and (iv) Wynn Macau SA ceasing to be eligible for the gaming concession under the Macau gaming law. If the Macau government rescinds the Gaming Concession Contract due to the Wynn Macau SA's non-fulfilment, or perceived non-fulfillment, of its obligations, Wynn Macau SA will be required to transfer to the Macau government, free from any encumbrance or lien and without compensation, all of its casinos, gaming assets and equipment and ownership rights to its casino areas in Macau. Beginning in the eighth year of Wynn Macau SA's concession, the Macau government may exercise its right to redeem the concession by providing Wynn Macau SA with at least one-year prior written notice. In such event, Wynn Macau SA would be entitled to fair and equitable compensation pursuant to the Macau gaming law. The amount of such compensation relating to the projects agreed with the Macau government would be determined based on the earnings of these projects, before interest, depreciation and amortization for the fiscal year immediately preceding the date the redemption is declared, multiplied by the number of years remaining on the term of the Gaming Concession Contract. Wynn Macau SA is currently in its first year of concession. The loss of our concession would prohibit us from conducting gaming operations in Macau, which would have a material adverse effect on our business and financial condition.

Certain Nevada gaming laws apply to our gaming activities and associations outside of Nevada.

Certain Nevada gaming laws also apply to gaming activities and associations in jurisdictions outside of Nevada. We and our subsidiaries that must be licensed to conduct gaming operations in Nevada are required to comply with certain reporting requirements concerning gaming activities and associations conducted by our subsidiaries in other jurisdictions. We and our licensed Nevada subsidiaries also will be subject to disciplinary action by the NGC if our subsidiaries operating in other jurisdictions knowingly violate any laws relating to their gaming operations; fail to conduct operations in other jurisdictions in accordance with the standards of honesty and integrity required of Nevada gaming operations; engage in any activity or enter into any association that is unsuitable for us because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon Nevada or gaming in Nevada, or is contrary to Nevada gaming policies; engage in any activity or enter into any association that interferes with the ability of Nevada to collect gaming taxes and fees; or employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of unsuitability, or who has been found guilty of cheating at gambling. Such disciplinary action could include suspension, conditioning, limitation or revocation of the registration, licenses or approvals held by us and our licensed Nevada subsidiaries, including Wynn Las Vegas, LLC, and the imposition of substantial fines.

In addition, if the NGCB determines that any actual or intended activities or associations of our subsidiaries operating in other states may be prohibited pursuant to one or more of the standards described above, the NGCB can require us and our licensed Nevada subsidiaries to file an application with the NGC for a finding of suitability of the activity or association. If the NGC finds that the activity or association in the other jurisdictions unsuitable or prohibited, those subsidiaries will either be required to terminate the activity or association, or will be prohibited from undertaking the activity or association. Consequently, should the NGC find that our subsidiaries' gaming activities or associations in other jurisdictions are unsuitable, those subsidiaries may be prohibited from undertaking their planned gaming activities or associations in the other jurisdiction or be required to divest their investment in the other jurisdiction, possibly on unfavorable terms.

The Massachusetts Gaming Commission has broad authority to consider conduct outside of Massachusetts for continued licensure in Massachusetts.

The Massachusetts Gaming Act requires a gaming licensee to affirmatively maintain its suitability to hold a gaming license in Massachusetts. Under the MGC's continuing duty regulations, we are required to report to notify and update the MGC of certain matters including but not limited to any denial, suspension or revocation in any jurisdiction of a gaming related license; any discipline, including a fine or warning, related to gaming operations imposed upon the gaming licensee or qualifier by any government agency in any jurisdiction; any arrest, indictment, charge or criminal conviction of any qualifier in any jurisdiction; any complaints, allegations, or notice of investigation thereof against the gaming licensee, qualifier, or any gaming entity owned or operated by the parent to the gaming licensee, that if substantiated could reasonably lead to potential revocation or suspension of the license or approval held by the gaming licensee, qualifier, or gaming entity owned or operated by the parent to the gaming licensee, in that jurisdiction and/or imposition of a fine of $50,000 or greater.

Licensing or other disciplinary action against us outside of Massachusetts, including by the government of Macau may be considered by the MGC in assessment of our ongoing suitability to hold a license in Massachusetts and may subject us to fines, license conditions, license suspension or revocation.

Unfavorable changes in currency exchange rates may increase our Macau Operations' obligations under the concession agreement and cause fluctuations in the value of our investment in Macau.

The currency delineated in our Macau Operations' concession agreement with the government of Macau is the Macau pataca. The Macau pataca is linked to the Hong Kong dollar, and the two are often used interchangeably in Macau. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years.

If the Hong Kong dollar and the Macau pataca are no longer linked to the U.S. dollar, the exchange rate for these currencies may severely fluctuate. The current rate of exchange fixed by the applicable monetary authorities for these currencies may also change.

Many of our Macau Operations' payment and expenditure obligations are in Macau patacas. We expect that most of the revenues for any casino that we operate in Macau will be in Hong Kong dollars. As a result, we are subject to foreign exchange risk with respect to the exchange rate between Macau patacas and Hong Kong dollars and the Hong Kong dollar and the U.S. dollar. Because certain debt obligations of our Macau-related entities have incurred U.S. dollar-denominated debt, fluctuations in the exchange rates of the Macau pataca or the Hong Kong dollar, in relation to the U.S. dollar, could have adverse effects on our results of operations, financial condition and ability to service our debt.

Currency exchange controls and currency export restrictions could negatively impact our Macau Operations.

Currency exchange controls and restrictions on the export of currency by certain countries may negatively impact the success of our Macau Operations. For example, there are currently existing currency exchange controls and restrictions on the export of the renminbi, the currency of the PRC. Restrictions on the export of the renminbi may impede the flow of gaming customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact our Macau Operations.

Conflicts of interest may arise because certain of our directors and officers are also directors of Wynn Macau, Limited.

Wynn Macau, Limited, an indirect majority owned subsidiary of Wynn Resorts and the developer, owner and operator of Wynn Macau and Wynn Palace, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited in October 2009. As of December 31, 2022, Wynn Resorts owns approximately 72% of Wynn Macau, Limited's ordinary shares of common stock. As a result of Wynn Macau, Limited having stockholders who are not affiliated with us, we and certain of our officers and directors who also serve as officers and/or directors of Wynn Macau, Limited may have conflicting fiduciary obligations to our stockholders and to the minority stockholders of Wynn Macau, Limited. Decisions that could have different implications for Wynn Resorts and Wynn Macau, Limited, including contractual arrangements that we have entered into or may in the future enter into with Wynn Macau, Limited, may give rise to the appearance of a potential conflict of interest.

The Macau government has established a maximum number of gaming tables that can be operated in Macau and has limited the number of new gaming tables at new gaming areas in Macau.

As of December 31, 2022, we had a total of 323 table games at Wynn Palace and 331 at Wynn Macau approved by the Macau's DICJ. We are approved by the Macau government to operate 570 gaming tables and 1,100 gaming machines at our Macau Operations currently. The mix of table games in operation at Wynn Palace and Wynn Macau changes from time to time as a result of marketing and operating strategies in response to changing market demand and industry competition. Failure to shift the mix of our table games in anticipation of market demands and industry trends may negatively impact our operating results.

Risks Related to Share Ownership and Stockholder Matters

Certain stockholders are able to exert significant influence over our operations and future direction.

As of December 31, 2022, Elaine P. Wynn owned approximately 8.41% of our outstanding common stock. As a result, Elaine P. Wynn may be able to exert influence over all matters requiring our stockholders' approval, including the approval of significant corporate transactions. On August 3, 2018, we entered into a Cooperation Agreement (the "Cooperation Agreement") with Elaine P. Wynn regarding the composition of the Company's Board of Directors and certain other matters, including, among other things, the appointment of Mr. Philip G. Satre to the Company's Board of Directors, standstill restrictions, releases, non-disparagement and reimbursement of expenses. The term of the Cooperation Agreement expires on the date that Phil Satre no longer serves as Chair of the Board, unless earlier terminated pursuant to the circumstances described in the Cooperation Agreement.

Our stock price may be volatile.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as general United States, China, and world economic and financial conditions, our own quarterly variations in operating results, increased competition, changes in financial estimates and recommendations by securities analysts, changes in applicable laws or regulations, changes affecting the travel industry, and other events impacting our business. The stock market in general, and prices for companies in our industry in particular, has experienced extreme volatility that may be unrelated to the operating performance of a particular company. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Risks Related to our Indebtedness

We are highly leveraged and future cash flow may not be sufficient for us to meet our obligations, and we might have difficulty obtaining more financing.

We have a substantial amount of consolidated debt in relation to our equity. As of December 31, 2022, we had total outstanding debt of approximately $12.16 billion. We may incur additional indebtedness in connection with the construction of future development projects or major capital enhancement at our existing properties. See Item 1—Business "Our Resorts."

Failure to meet our payment obligations or other obligations could result in acceleration of our indebtedness, foreclosure upon our assets that serve as collateral or bankruptcy and trigger cross defaults under other agreements. Servicing our indebtedness requires a substantial portion of our cash flow from our operations and reduces the amount of available cash, if any, to fund working capital and other cash requirements or pay for other capital expenditures. We may not be able to obtain additional financing, if needed. The applicable rates with respect to a portion of the interest we pay will fluctuate with market rates and, accordingly, our interest expense will increase if market interest rates increase.

The interest rates of certain of our credit agreements are tied to the London Interbank Offered Rate, or LIBOR. On March 5, 2021, the United Kingdom Financial Conduct Authority announced that LIBOR would cease as a benchmark rate by June 30, 2023. Accordingly, we will need to renegotiate our credit agreements extending beyond June 30, 2023 that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with a new reference rate, such as the Secured Overnight Financing Rate ("SOFR").

We are permitted to incur additional indebtedness if certain conditions are met, including conditions under our WM Cayman II Revolver, our WRF Credit Facilities, and our indentures. If we incur additional indebtedness, the risks described above will be exacerbated.

The agreements governing our debt facilities contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.

Some of our debt facilities require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratios and leverage ratios pertaining to total debt to earnings before interest, tax, depreciation and amortization and a minimum earnings before interest, tax, depreciation and amortization. For more information on financial covenants we are subject to under our debt facilities, see Item 8—"Financial Statements and Supplementary Data," Note 7, "Long-Term Debt." Future indebtedness or other contracts could contain covenants more restrictive than those contained in our existing debt facilities.

The agreements governing our debt facilities also contain restrictions on our ability to engage in certain transactions and may limit our ability to respond to changing business and economic conditions. These restrictions include, among other things, limitations on our ability and the ability of our restricted subsidiaries to pay dividends or distributions or repurchase equity; incur additional debt; make investments; create liens on assets to secure debt; enter into transactions with affiliates; issue stock of, or member's interests in, subsidiaries; enter into sale-leaseback transactions; engage in other businesses; merge or consolidate with another company; undergo a change of control; transfer, sell or otherwise dispose of assets; issue disqualified stock; create dividend and other payment restrictions affecting subsidiaries; and designate restricted and unrestricted subsidiaries.

Our ability to comply with the terms of our outstanding facilities may be affected by general economic conditions, industry conditions and other events outside of our control. As a result, we may not be able to maintain compliance with these covenants. If our properties' operations fail to generate adequate cash flow, we may violate those covenants, causing a default under our agreements, which would materially and adversely affect our financial condition and results of operations or result in our lenders or holders of our debt taking action to enforce their security interests in our various assets or cause all outstanding amounts to be due and payable immediately.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table presents our significant land holdings. We own or have obtained the right to use these properties. We also own or lease various other improved and unimproved properties which may be used for development projects.

Property	Approximate Acres	Location
Macau Operations (1)		
Wynn Palace	51	Located in the Cotai area of Macau.
Wynn Macau	16	Located in downtown Macau's inner harbor.
	67	
Las Vegas Operations		
Wynn Las Vegas (main parcel)	75	Located at the intersection of Las Vegas Boulevard and Sands Avenue.
Golf course land (2)	128	Located adjacent to Wynn Las Vegas.
Meeting and Convention Expansion	12	Located adjacent to Wynn Las Vegas.
Employee parking lot and office building	18	Located across Sands Avenue.
Office building	5	Located adjacent to golf course land.
	238	
Encore Boston Harbor (3)	34	Located in Everett, Massachusetts, adjacent to Boston along the Mystic River.
Other (4)	54	Located in Las Vegas, Nevada, and Everett, Massachusetts.

(1) The government of Macau owns most of the land in Macau. In most cases, private interests in real property located in Macau are obtained through long-term leases known as concessions and other grants of rights to use land from the government. Wynn Palace and Wynn Macau are built on land leased under land concession contracts each with terms of 25 years from May 2012 and August 2004, respectively, which may be renewed with government approval for successive periods.

(2) We own approximately 834 acre-feet of permitted and certificated water rights, which we use to irrigate the golf course. We also own approximately 151.5 acre-feet of permitted and certificated water rights for commercial use. There are significant cost savings and conservation benefits associated with using water supplied pursuant to our water rights.

(3) Subject to a triple-net lease with an initial term of 30 years, with one 30-year renewal option.

(4) Includes approximately 38 acres of land on the Las Vegas Strip directly across from Wynn Las Vegas, and approximately 16 acres of land adjacent to Encore Boston Harbor in Everett, Massachusetts. This land may be used for future development.

Item 3. Legal Proceedings

We are occasionally party to lawsuits. As with all litigation, no assurance can be provided as to the outcome of such matters and we note that litigation inherently involves significant costs. For information regarding the Company's legal proceedings see Item 8—"Financial Statements and Supplementary Data," Note 17, "Commitments and Contingencies—Litigation" in this Annual Report on Form 10-K, which is incorporated herein by reference, and Item 1A—"Risk Factors" in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividend Policy

Our outstanding common stock trades on the Nasdaq Global Select Market under the symbol "WYNN."

On May 6, 2020, the Company announced that its Board of Directors had suspended its quarterly dividend program due to the financial impact of the COVID-19 pandemic. As a result, the Company has not paid any dividends since the first fiscal quarter of 2020. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash flows, working capital and capital expenditure requirements, contractual restrictions (including under the agreements governing our debt facilities) and other factors that our Board may deem relevant at that time.

Holders

There were approximately 166 holders of record of our common stock as of February 14, 2023. This number does not include an estimate of the indeterminate number of beneficial holders whose shares may be held by brokerage firms and clearing agencies.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchases made by the Company under its publicly announced equity repurchase program during the three months ended December 31, 2022:

For the Month Ended	Number of Shares Repurchased	Weighted Average Price Paid Per Share	Shares Repurchased as Part of a Publicly Announced Program	Approximate Dollar Value Remaining Under the Program (in thousands) (1)
October 31, 2022	82,900	$ 59.08	82,900	$ 628,841
November 30, 2022	—	$ —	—	$ 628,841
December 31, 2022	—	$ —	—	$ 628,841

(1) In April 2016, the Company's Board of Directors authorized an equity repurchase program of up to $1.00 billion of our common stock. Repurchases may be made at the discretion of the Company from time to time on the open market or in privately negotiated transactions. The Company is not obligated to make any repurchases, and the repurchase program may be discontinued at any time. Any shares acquired are available for general corporate purposes. Any shares repurchased during the periods presented are held as treasury shares.

As of December 31, 2022, we had $628.8 million in repurchase authority remaining under the equity repurchase program.

The following table summarizes the shares we repurchased in satisfaction of employee tax withholding obligations on vested restricted stock during the three months ended December 31, 2022, which were not part of the Company's publicly announced equity repurchase program:

For the Month Ended	Number of Shares Repurchased	Weighted Average Price Paid Per Share	Approximate Dollar Value of Repurchased Shares (in thousands)
October 31, 2022	3,501	$ 66.33	$ 232
November 30, 2022	11,091	$ 68.75	$ 762
December 31, 2022	35,292	$ 84.49	$ 2,982

For more information on the Company's publicly announced repurchase program, see Item 8—"Financial Statements and Supplementary Data," Note 8, "Stockholders' Equity (Deficit)."

Stock Performance Graph

The graph below compares the five-year cumulative total return on our common stock to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones US Gambling Index. The performance graph assumes that $100 was invested on December 31, 2017 in each of the Company's common stock, the S&P 500 and the Dow Jones US Gambling Index, and that all dividends were reinvested. The stock price performance shown in this graph is neither necessarily indicative of, nor intended to suggest, future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Wynn Resorts Ltd., the S&P 500 Index
and the Dow Jones US Gambling Index


$250
$200
$150
$100
$50
$0
12/17
12/18
12/19
12/20
12/21
12/22
Wynn Resorts Ltd.
S&P 500
Dow Jones US Gambling

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K.

Discussion of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Overview

We are a designer, developer, and operator of integrated resorts featuring luxury hotel rooms, high-end retail space, an array of dining and entertainment options, meeting and convention facilities, and gaming, all supported by an unparalleled focus on our guests, our people, and our community. Through our approximately 72% ownership of Wynn Macau, Limited ("WML"), our concessionaire Wynn Resorts (Macau) S.A. ("Wynn Macau SA") operates two integrated resorts in the Macau Special Administrative Region ("Macau") of the People's Republic of China ("PRC"), Wynn Palace and Wynn Macau (collectively, our "Macau Operations"). In Las Vegas, Nevada, we operate and, with the exception of certain retail space, own 100% of Wynn Las Vegas. Additionally, we are a 50.1% owner and managing member of a joint venture that owns and leases certain retail space at Wynn Las Vegas (the "Retail Joint Venture"). We refer to Wynn Las Vegas, Encore, an expansion at Wynn Las Vegas, and the Retail Joint Venture as our Las Vegas Operations. In Everett, Massachusetts, we operate Encore Boston Harbor, an integrated resort. We also hold an approximately 97% interest in, and consolidate, Wynn Interactive Ltd. ("Wynn Interactive"), through which we operate WynnBet, our digital sports betting and casino gaming business.

On December 1, 2022, we closed on our sale-leaseback arrangement with respect to certain real estate assets related to Encore Boston Harbor (the "EBH Transaction"). Upon closing of the related transactions, we received cash proceeds of approximately $1.70 billion in exchange for the sale of such real estate assets, and concurrently entered into a lease agreement for the purpose of continuing to operate the Encore Boston Harbor integrated resort. The lease agreement provides for an initial annual minimum base rent of $100.0 million for an initial term of 30 years, subject to certain annual rent escalations and renewal provisions, and obligates the Company to continue paying certain payments in lieu of property taxes. We expect to use the proceeds from the EBH Transaction in accordance with the reinvestment and asset sale provisions of our senior secured credit facilities.

Recent Developments

COVID-19 Update

Since the outbreak of COVID-19, visitation to Macau has fallen significantly, driven by the strong deterrent effect of the COVID-19 pandemic on travel and social activities, quarantine measures put in place in Macau and elsewhere, travel and entry restrictions and conditions in Macau, the PRC, Hong Kong and Taiwan involving COVID-19 testing and mandatory quarantine, among other things, periods of mandatory closure of certain businesses and facilities, including gaming operations, and the suspension or reduced accessibility of transportation to and from Macau. Over the course of December 2022 and January 2023, Macau authorities relaxed or eliminated most COVID-19 related protective measures, and as of February 27, 2023, there are no remaining entry restrictions or mandatory quarantine requirements in place for travelers to Macau, and testing requirements for inbound travelers from the PRC, Hong Kong, and Taiwan have been discontinued. Nevertheless, given the inherent uncertainty around the likelihood, extent, and timing of a potential reimposition of restrictions on the general public, travel, or certain activities, management is unable to reasonably predict whether such restrictions would impact our properties in the future, or the extent such restrictions, if reimposed, would impact our results of operations, cash flows, or financial condition.

Key Operating Measures

Certain key operating measures specific to the gaming industry are included in our discussion of our operational performance for the periods for which the Consolidated Statements of Operations are presented. These key operating measures are presented as supplemental disclosures because management and/or certain investors use these measures to better understand period-over-period fluctuations in our casino and hotel operating revenues. These key operating measures are defined below:

- Table drop in mass market for our Macau Operations is the amount of cash that is deposited in a gaming table's drop box plus cash chips purchased at the casino cage.
- Table drop for our Las Vegas Operations is the amount of cash and net markers issued that are deposited in a gaming table's drop box.
- Table drop for Encore Boston Harbor is the amount of cash and gross markers issued that are deposited in a gaming table's drop box.
- Rolling chips are non-negotiable identifiable chips that are used to track turnover for purposes of calculating incentives within our Macau Operations' VIP program.
- Turnover is the sum of all losing rolling chip wagers within our Macau Operations' VIP program.
- Table games win is the amount of table drop or turnover that is retained and recorded as casino revenues. Table games win is before discounts, commissions and the allocation of casino revenues to rooms, food and beverage and other revenues for services provided to casino customers on a complimentary basis. Table games win does not include poker rake.
- Slot machine win is the amount of handle (representing the total amount wagered) that is retained by us and is recorded as casino revenues. Slot machine win is after adjustment for progressive accruals and free play, but before discounts and the allocation of casino revenues to rooms, food and beverage and other revenues for services provided to casino customers on a complimentary basis.
- Poker rake is the portion of cash wagered by patrons in our poker rooms that is retained by the casino as a service fee, after adjustment for progressive accruals, but before the allocation of casino revenues to rooms, food and beverage and other revenues for services provided to casino customers on a complimentary basis. Poker tables are not included in our measure of average number of table games.
- Average daily rate ("ADR") is calculated by dividing total room revenues, including complimentaries (less service charges, if any), by total rooms occupied.
- Revenue per available room ("REVPAR") is calculated by dividing total room revenues, including complimentaries (less service charges, if any), by total rooms available.
- Occupancy is calculated by dividing total occupied rooms, including complimentary rooms, by the total rooms available.

Below is a discussion of the methodologies used to calculate win percentages at our resorts.

In our VIP operations in Macau, customers primarily purchase rolling chips from the casino cage and can only use them to make wagers. Winning wagers are paid in cash chips. The loss of the rolling chips in the VIP operations is recorded as turnover and provides a base for calculating VIP win percentage. It is customary in Macau to measure VIP play using this rolling chip method. We typically expect our win as a percentage of turnover from these operations to be within the range of 3.1% to 3.4%; however, reduced gaming volumes as a result of COVID-19 containment measures implemented in Macau may cause volatility in our Macau Operations' VIP win percentages.

In our mass market operations in Macau, customers may purchase cash chips at either the gaming tables or at the casino cage. The measurements from our VIP and mass market operations are not comparable as the measurement method used in our mass market operations tracks the initial purchase of chips at the table and at the casino cage, while the measurement method from our VIP operations tracks the sum of all losing wagers. Accordingly, the base measurement from the VIP operations is much larger than the base measurement from the mass market operations. As a result, the expected win percentage with the same amount of gaming win is lower in the VIP operations when compared to the mass market operations.

In Las Vegas, customers purchase chips at the gaming tables in exchange for cash and markers. Customers may then redeem markers at the gaming tables or at the casino cage. The cash and markers, net of redemptions, used to purchase chips are deposited in the gaming table's drop box. This is the base of measurement that we use for calculating win percentage. Each type of table game has its own theoretical win percentage. Our expected table games win percentage is 22% to 26%.

At Encore Boston Harbor, customers purchase chips at the gaming tables in exchange for cash and markers. Customers may then redeem markers only at the casino cage. The cash and gross markers used to purchase chips are deposited in the gaming table's drop box. This is the base of measurement that we use for calculating win percentage. Each type of table game has its own theoretical win percentage. Our expected table games win percentage is 18% to 22%.

Results of Operations

Summary annual results

The following table summarizes our financial results for the periods presented (dollars in thousands, except per share data):

| | Year Ended December 31, | | Increase/ (Decrease) | Percent Change |
	2022	2021		
Operating revenues	$ 3,756,825	$ 3,763,664	$ (6,839)	(0.2)
Net loss attributable to Wynn Resorts, Limited	(423,856)	(755,786)	(331,930)	(43.9)
Diluted net loss per share	(3.73)	(6.64)	(2.91)	(43.8)

The decrease in operating revenues for the year ended December 31, 2022 was primarily driven by decreases of $472.7 million and $314.8 million at Wynn Palace and Wynn Macau, respectively, resulting from decreased gaming volumes due to certain travel-related restrictions and conditions, including COVID-19 testing and other procedures related to the COVID-19 pandemic. The decrease in operating revenues was partially offset by increases in operating revenues of $628.5 million and $139.6 million from our Las Vegas Operations and Encore Boston Harbor, respectively, as a result of increased gaming volumes as well as increases in hotel occupancy and covers at restaurants.

The decrease in net loss attributable to Wynn Resorts, Limited for the year ended December 31, 2022 was primarily related to a gain recognized upon closing of the EBH Transaction and decreased marketing costs at Wynn Interactive.

Financial results for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Operating revenues

The following table presents our operating revenues (dollars in thousands):

| | Year Ended December 31, | | Increase/ (Decrease) | Percent Change |
	2022	2021		
Operating revenues				
Macau Operations:				
Wynn Palace	$ 410,289	$ 883,007	$ (472,718)	(53.5)
Wynn Macau	311,249	626,015	(314,766)	(50.3)
Total Macau Operations	**721,538**	**1,509,022**	**(787,484)**	**(52.2)**
Las Vegas Operations	2,132,136	1,503,681	628,455	41.8
Encore Boston Harbor	831,073	691,523	139,550	20.2
Wynn Interactive	72,078	59,438	12,640	21.3
	$ 3,756,825	$ 3,763,664	$ (6,839)	(0.2)

The following table presents our casino and non-casino operating revenues (dollars in thousands):

	Year Ended December 31,		Increase/ (Decrease)	Percent Change
	2022	**2021**		
Operating revenues				
Casino revenues	$ **1,632,541**	$ **2,133,420**	$ **(500,879)**	(23.5)
Non-casino revenues:				
Rooms	802,138	592,571	209,567	35.4
Food and beverage	846,214	633,911	212,303	33.5
Entertainment, retail and other	475,932	403,762	72,170	17.9
Total non-casino revenues	**2,124,284**	**1,630,244**	**494,040**	30.3
	$ **3,756,825**	$ **3,763,664**	$ **(6,839)**	(0.2)

Casino revenues for the year ended December 31, 2022 were 43.5% of operating revenues, compared to 56.7% for the same period of 2021. Non-casino revenues for the year ended December 31, 2022 were 56.5% of operating revenues, compared to 43.3% for the year ended December 31, 2021.

Casino revenues

Casino revenues decreased as a result of lower gaming volumes at our Macau Operations due to pandemic-related travel restrictions, offset by higher gaming volumes at our Las Vegas Operations and Encore Boston Harbor. The table below sets forth our casino revenues and associated key operating measures (dollars in thousands, except for win per unit per day):

	Year Ended December 31,						Increase/ (Decrease)		Percent Change
	2022			**2021**					
Macau Operations (1):									
Wynn Palace:									
Total casino revenues	$	255,886		$	677,917		$	(422,031)	(62.3)
VIP:									
Average number of table games		53			93			(40)	(43.0)
VIP turnover	$	2,641,321		$	6,435,947		$	(3,794,626)	(59.0)
VIP table games win	$	23,471		$	253,767		$	(230,296)	(90.8)
VIP win as a % of turnover		0.89 %			3.94 %			(3.05)	
Table games win per unit per day	$	1,259		$	7,443		$	(6,184)	(83.1)
Mass market:									
Average number of table games		229			229			—	—
Table drop	$	1,312,786		$	2,415,841		$	(1,103,055)	(45.7)
Table games win	$	282,138		$	540,234		$	(258,096)	(47.8)
Table games win %		21.5 %			22.4 %			(0.9)	
Table games win per unit per day	$	3,489		$	6,463		$	(2,974)	(46.0)
Average number of slot machines		623			710			(87)	(12.3)
Slot machine handle	$	732,197		$	1,454,577		$	(722,380)	(49.7)
Slot machine win	$	31,295		$	58,152		$	(26,857)	(46.2)
Slot machine win per unit per day	$	142		$	224		$	(82)	(36.6)
Wynn Macau:									
Total casino revenues	$	216,639		$	476,999		$	(260,360)	(54.6)
VIP:									
Average number of table games		41			81			(40)	(49.4)
VIP turnover	$	1,771,143		$	5,488,118		$	(3,716,975)	(67.7)
VIP table games win	$	55,999		$	155,064		$	(99,065)	(63.9)
VIP win as a % of turnover		3.16 %			2.83 %			0.33	
Table games win per unit per day	$	3,828		$	5,250		$	(1,422)	(27.1)
Mass market:									
Average number of table games		235			240			(5)	(2.1)
Table drop	$	1,170,633		$	2,230,348		$	(1,059,715)	(47.5)
Table games win	$	189,769		$	412,753		$	(222,984)	(54.0)
Table games win %		16.2 %			18.5 %			(2.3)	
Table games win per unit per day	$	2,284		$	4,720		$	(2,436)	(51.6)
Average number of slot machines		646			587			59	10.1
Slot machine handle	$	895,466		$	1,057,303		$	(161,837)	(15.3)
Slot machine win	$	31,768		$	35,483		$	(3,715)	(10.5)
Slot machine win per unit per day	$	139		$	166		$	(27)	(16.3)

		Year Ended December 31,				Increase/ (Decrease)		Percent Change
		2022		**2021**				
Las Vegas Operations:								
Total casino revenues	$	535,279	$	426,440	$	108,839		25.5
Average number of table games		234		210		24		11.4
Table drop	$	2,274,010	$	1,842,792	$	431,218		23.4
Table games win	$	511,746	$	407,195	$	104,551		25.7
Table games win %		22.5 %		22.1 %		0.4		
Table games win per unit per day	$	5,990	$	5,323	$	667		12.5
Average number of slot machines		1,703		1,688		15		0.9
Slot machine handle	$	5,617,775	$	4,379,421	$	1,238,354		28.3
Slot machine win	$	394,052	$	297,548	$	96,504		32.4
Slot machine win per unit per day	$	634	$	483	$	151		31.3
Poker rake	$	19,680	$	14,552	$	5,128		35.2
Encore Boston Harbor (2):								
Total casino revenues	$	624,738	$	552,064	$	72,674		13.2
Average number of table games		187		189		(2)		(1.1)
Table drop	$	1,447,851	$	1,267,908	$	179,943		14.2
Table games win	$	315,057	$	273,174	$	41,883		15.3
Table games win %		21.8 %		21.5 %		0.3		
Table games win per unit per day	$	4,604	$	3,959	$	645		16.3
Average number of slot machines		2,716		2,387		329		13.8
Slot machine handle	$	5,007,772	$	4,377,181	$	630,591		14.4
Slot machine win	$	402,688	$	358,827	$	43,861		12.2
Slot machine win per unit per day	$	406	$	412	$	(6)		(1.5)
Poker rake	$	9,476	$	—	$	9,476		NM

NM - Not meaningful.

(1) The results of our Macau Operations for the years ended December 31, 2022 and 2021 were negatively impacted by the closure of our casino operations in Macau for a 12-day period in July 2022 and certain travel-related restrictions and conditions, including COVID-19 testing and other mitigation procedures, related to the COVID-19 pandemic.

(2) On January 25, 2021, Encore Boston Harbor restored 24-hour casino operations and reopened its hotel tower on a Thursday through Sunday weekly schedule. The property reopened its hotel tower to seven days per week as of September 1, 2021.

Non-casino revenues

The table below sets forth our room revenues and associated key operating measures:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Increase/ (Decrease)	Percent Change
Macau Operations:				
Wynn Palace:				
Total room revenues (dollars in thousands)	$ 40,079	$ 69,022	$ (28,943)	(41.9)
Occupancy	38.4 %	58.5 %	(20.1)	
ADR	$ 156	$ 182	$ (26)	(14.3)
REVPAR	$ 60	$ 107	$ (47)	(43.9)
Wynn Macau:				
Total room revenues (dollars in thousands)	$ 25,691	$ 50,492	$ (24,801)	(49.1)
Occupancy	41.1 %	58.8 %	(17.7)	
ADR	$ 154	$ 213	$ (59)	(27.7)
REVPAR	$ 63	$ 125	$ (62)	(49.6)
Las Vegas Operations:				
Total room revenues (dollars in thousands)	$ 651,291	$ 425,777	$ 225,514	53.0
Occupancy	86.7 %	69.5 %	17.2	
ADR	$ 454	$ 386	$ 68	17.6
REVPAR	$ 393	$ 268	$ 125	46.6
Encore Boston Harbor (1):				
Total room revenues (dollars in thousands)	$ 85,078	$ 47,280	$ 37,798	79.9
Occupancy	91.4 %	85.2 %	6.2	
ADR	$ 382	$ 328	$ 54	16.5
REVPAR	$ 349	$ 279	$ 70	25.1

(1) Encore Boston Harbor room statistics have been computed based on 250 days of operation in the year ended December 31, 2021, representing the number of nights hotel rooms were offered for sale to the public. The property reopened its hotel tower to seven days per week as of September 1, 2021.

Room revenues increased $209.6 million, primarily due to higher occupancy and ADR at our Las Vegas Operations and Encore Boston Harbor.

Food and beverage revenues increased $212.3 million, primarily due to increased restaurant covers and nightlife revenues at our Las Vegas Operations.

Entertainment, retail and other revenues increased $72.2 million, primarily due to increased convention sales, retail revenues from our owned and leased outlets, and entertainment venue sales, including tickets sales for the exclusive production *Awakening* which premiered in November 2022, all at our Las Vegas Operations.

Operating expenses

The table below presents operating expenses (dollars in thousands):

	Year Ended December 31,				Increase/ (Decrease)		Percent Change
	2022		**2021**				
Operating expenses:							
Casino	$	1,099,801	$	1,394,098	$	(294,297)	(21.1)
Rooms		261,343		197,734		63,609	32.2
Food and beverage		700,549		516,391		184,158	35.7
Entertainment, retail and other		328,529		450,358		(121,829)	(27.1)
General and administrative		830,450		796,592		33,858	4.3
Provision for credit losses		(7,295)		29,487		(36,782)	(124.7)
Pre-opening		20,643		6,821		13,822	202.6
Depreciation and amortization		692,318		715,962		(23,644)	(3.3)
Gain on EBH Transaction, net		(181,989)		—		(181,989)	NM
Property charges and other		113,152		50,762		62,390	122.9
Total operating expenses	$	**3,857,501**	$	**4,158,205**	$	**(300,704)**	(7.2)

NM - Not meaningful.

Total operating expenses decreased $300.7 million compared to the year ended December 31, 2021, due to decreased casino expenses and the gain recorded in connection with the EBH Transaction.

Casino expenses decreased $231.9 million and $150.8 million at Wynn Palace and Wynn Macau, respectively. These decreases were primarily due to reductions in gaming tax expense driven by the declines in casino revenues at each of Wynn Palace and Wynn Macau, resulting from pandemic-related travel restrictions, partially offset by increased casino expenses of $45.5 million and $42.9 million at our Las Vegas Operations and Encore Boston Harbor, respectively, primarily due to increased operating costs, including gaming tax expense, driven by the increase in casino revenues.

Room expenses increased $49.4 million and $19.2 million at our Las Vegas Operations and Encore Boston Harbor, respectively. These increases were primarily a result of higher operating costs related to the increase in occupancy.

Food and beverage expenses increased $173.9 million and $19.8 million at our Las Vegas Operations and Encore Boston Harbor, respectively. These increases were primarily a result of higher operating costs related to the increase in food and beverage revenues as well as higher nightlife entertainment costs associated with increased business volumes at our Las Vegas Operations' nightlife venues.

Entertainment, retail and other expenses decreased $165.6 million at Wynn Interactive, primarily due to decreased marketing costs, partially offset by an increase of $48.3 million at our Las Vegas operations, primarily due to higher operating costs associated with increased levels of business.

General and administrative expenses increased primarily due to increases of $44.5 million and $30.4 million at our Las Vegas Operations and Encore Boston Harbor, respectively. These increases were attributable to increased payroll and operating costs resulting from higher business volumes, partially offset by decreased general and administrative expenses of $19.1 million and $17.3 million at Wynn Palace and Wynn Macau, respectively, due to decreased payroll and operating costs attributable to lower business volumes.

The provision for credit losses decreased $17.3 million, $14.0 million, and $5.9 million at Wynn Palace, Wynn Macau, and our Las Vegas Operations, respectively. The decreases were primarily due to the impact of historical collection patterns and expectations of current and future collection trends, as well as the specific review of customer accounts, on our estimated credit loss for the respective periods.

For the year ended December 31, 2022, pre-opening expenses totaled $20.6 million, which primarily related to reconfiguring the theater space at Wynn Las Vegas to host an all-new, exclusive theatrical production, *Awakening*, which premiered in November 2022. For the year ended December 31, 2021, pre-opening expenses totaled $6.8 million, which primarily related to restaurant remodels at our Las Vegas Operations.

Depreciation and amortization decreased $37.8 million at Wynn Palace, primarily due to certain furniture, fixture and equipment assets reaching the end of their useful lives in the first quarter of 2022.

We recorded a gain of $182.0 million related to the closing of the EBH Transaction in December 2022.

Property charges and other expenses for the year ended December 31, 2022 consisted primarily of restructuring costs incurred by Wynn Interactive, including contract termination costs of $32.8 million and impairment of goodwill and other finite-lived intangible assets of $37.8 million and $10.3 million, respectively. In addition, we incurred asset abandonments of $3.3 million, $22.6 million, and $1.3 million at our Las Vegas Operations, Wynn Palace, and Wynn Macau, respectively.

Our property charges and other expenses for the year ended December 31, 2021 consisted primarily of advocacy-related expenses of $12.5 million and impairment of goodwill of $10.3 million at Wynn Interactive, asset abandonments of $9.7 million, $4.2 million, $2.3 million, and $1.8 million at our Las Vegas Operations, Wynn Palace, Encore Boston Harbor, and Wynn Macau, respectively, and other contingency expenses of $8.7 million at Wynn Macau.

Interest expense, net of capitalized interest

The following table summarizes information related to interest expense (dollars in thousands):

| | Year Ended December 31, | | Increase/ (Decrease) | Percent Change |
	2022	2021		
Interest expense				
Interest cost, including amortization of debt issuance costs and original issue discount and premium	$ 650,885	$ 605,562	$ 45,323	7.5
Weighted average total debt balance	$12,135,627	$12,195,881		
Weighted average interest rate	5.36 %	4.96 %		

Interest costs increased primarily due to an increase in the weighted average interest rate.

Other non-operating income and expenses

We incurred a foreign currency remeasurement gain of $5.8 million and a loss of $23.9 million for the years ended December 31, 2022 and 2021, respectively. The impact of the exchange rate fluctuation of the Macau pataca, in relation to the U.S. dollar, on the remeasurements of U.S. dollar denominated debt and other obligations from our Macau-related entities drove the variability between periods.

We recorded a gain of $16.0 million and $11.4 million for the years ended December 31, 2022 and 2021, respectively, from change in derivatives fair value.

We recorded a $2.1 million loss on extinguishment of debt for the year ended December 31, 2021 related to full prepayments of the Wynn Macau Credit Facilities.

Income Taxes

For the years ended December 31, 2022 and 2021, we recorded an income tax expense of $9.3 million and $0.5 million, respectively. The 2022 income tax expense primarily relates to U.S. profitability and changes in U.S. deferred taxes. The 2021 income tax expense primarily relates to the Macau dividend tax agreement that provides for an annual payment of MOP 12.8 million (approximately $1.6 million) as complementary tax otherwise due by stockholders of Wynn Macau SA partially offset by a decrease in foreign deferred tax liabilities related to intangibles.

In March 2021, the Company received an extension of its Macau dividend tax agreement, providing for a payment of MOP 12.8 million (approximately $1.6 million) for 2021 and MOP 6.3 million (approximately $0.8 million) for the period ending June 26, 2022. In December 2022, the Company applied for an extension of this agreement from June 27, 2022 through December 31, 2022 , the date Concession Extension Agreement expired. The extension is subject to approval.

In April 2020, Wynn Macau SA received an extension of the exemption from Macau's 12% Complementary Tax on casino gaming profits earned from January 1, 2021 to June 26, 2022. In September 2022, Wynn Macau SA received an extension of the exemption from the Complementary Tax on casino gaming profits through December 31, 2022. For the years ended December 31, 2022 and 2021, we did not have any casino gaming profits exempt from the Macau Complementary Tax. Our non-gaming profits remain subject to the Macau Complementary Tax and casino winnings remain subject to the Macau special gaming tax and other levies together totaling 39% in accordance with our concession agreement.

In December 2022, the Company applied for an exemption from Complementary Tax on casino gaming profits commencing January 1, 2023. The application is subject to approval.

Net loss attributable to noncontrolling interests

Net loss attributable to noncontrolling interests was $285.5 million for the year ended December 31, 2022, compared to net loss of $256.2 million for the year ended December 31, 2021. These amounts are primarily related to the noncontrolling interests' share of net loss from WML.

Segment Information

As further described in Item 8—"Financial Statements and Supplementary Data," Note 19, "Segment Information," we use Adjusted Property EBITDAR to manage the operating results of our segments. Adjusted Property EBITDAR is net income (loss) before interest, income taxes, depreciation and amortization, pre-opening expenses, gain on EBH Transaction, net, property charges and other, triple-net operating lease rent expense related to Encore Boston Harbor, management and license fees, corporate expenses and other (including intercompany golf course, meeting and convention, and water rights leases), stock-based compensation, change in derivatives fair value, loss on extinguishment of debt, and other non-operating income and expenses. Adjusted Property EBITDAR is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted Property EBITDAR as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors, as well as a basis for determining certain incentive compensation. We also present Adjusted Property EBITDAR because it is used by some investors to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDAR as a supplement to GAAP. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their EBITDAR calculations preopening expenses, property charges, corporate expenses and stock-based compensation, that do not relate to the management of specific casino properties. However, Adjusted Property EBITDAR should not be considered as an alternative to operating income (loss) as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income (loss), Adjusted Property EBITDAR does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We have significant uses of cash flows, including capital expenditures, triple-net operating lease rent expense related to Encore Boston Harbor, interest payments, debt principal repayments, income taxes and other non-recurring charges, which are not reflected in Adjusted Property EBITDAR. Also, our calculation of Adjusted Property EBITDAR may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

The following table summarizes Adjusted Property EBITDAR (in thousands) for Wynn Palace, Wynn Macau, Las Vegas Operations, and Encore Boston Harbor as reviewed by management and summarized in Item 8—"Financial Statements and Supplementary Data," Note 19, "Segment Information." That footnote also presents a reconciliation of Adjusted Property EBITDAR to net loss attributable to Wynn Resorts, Limited.

| | Year Ended December 31, | | Increase/ (Decrease) |
	2022	2021	
Wynn Palace	$ (96,557)	$ 91,646	$ (188,203)
Wynn Macau	(124,047)	4,209	(128,256)
Las Vegas Operations	801,095	530,878	270,217
Encore Boston Harbor	243,386	210,068	33,318
Wynn Interactive	(98,490)	(267,360)	168,870

Adjusted Property EBITDAR at Wynn Palace and Wynn Macau decreased $188.2 million and $128.3 million for the year ended December 31, 2022, respectively, primarily due to a decrease in operating revenues, partially offset by a decrease in operating expenses. Our Macau Operations for the year ended December 31, 2022 continued to be negatively impacted by certain travel-related restrictions and conditions, including COVID-19 testing and other procedures related to the COVID-19 pandemic.

Adjusted Property EBITDAR at our Las Vegas Operations increased $270.2 million for the year ended December 31, 2022, primarily due to an increase in revenues from hotel and food and beverage operations.

Adjusted Property EBITDAR at Encore Boston Harbor increased $33.3 million for the year ended December 31, 2022, primarily due to an increase in revenues from casino and hotel operations, partially offset by increased operating expenses.

Adjusted Property EBITDAR at Wynn Interactive increased $168.9 million for the year ended December 31, 2022, primarily due to decreased marketing and promotional expenses.

Refer to the discussions above regarding the specific details of our results of operations.

Liquidity and Capital Resources

Our cash flows were as follows (in thousands):

	Year Ended December 31,	
Cash Flows - Summary	2022	2021
Net cash used in operating activities	$ (71,272)	$ (222,591)
Net cash provided by (used in) investing activities:		
Capital expenditures, net of construction payables and retention	(300,127)	(290,657)
Purchase of intangible and other assets	(52,377)	(56,034)
Proceeds from EBH Transaction	1,700,000	—
Proceeds from sale of assets and other	1,471	4,268
Net cash provided by (used in) investing activities	1,348,967	(342,423)
Net cash used in financing activities:		
Proceeds from issuance of long-term debt	211,435	1,340,281
Repayments of long-term debt	(50,000)	(2,488,401)
Proceeds from issuance of Wynn Resorts, Limited common stock	—	841,896
Repurchase of common stock	(187,499)	(13,842)
Proceeds from issuance of subsidiary common stock	2,895	4,662
Proceeds from sale of noncontrolling interest in subsidiary	50,033	—
Payments to acquire ownership interest in subsidiary	—	(5,433)
Distribution to noncontrolling interest	(27,744)	(18,761)
Dividends paid	(1,445)	(1,553)
Finance lease payments	(18,188)	(15,658)
Payments for financing costs	(3,165)	(31,193)
Net cash used in financing activities	(23,678)	(388,002)
Effect of exchange rate on cash, cash equivalents and restricted cash	(2,094)	(2,301)
Increase (decrease) in cash, cash equivalents and restricted cash	$ 1,251,923	$ (955,317)

Operating Activities

Our operating cash flows primarily consist of operating income (excluding depreciation and amortization and other non-cash charges), interest paid and earned, and changes in working capital accounts such as receivables, inventories, prepaid expenses, and payables. Our table games play is a mix of cash play and credit play, while our slot machine play is conducted primarily on a cash basis. A significant portion of our table games revenue is attributable to the play of a limited number of premium customers who gamble on credit. The ability to collect these gaming receivables may impact our operating cash flow for the period. Our rooms, food and beverage, and entertainment, retail and other revenue is conducted on a cash and credit basis. Accordingly, operating cash flows will be impacted by changes in operating income and accounts receivable, net.

During the year ended December 31, 2022, the decrease in net cash used in operating activities was primarily due to a decrease in marketing expenses related to Wynn Interactive and an increase in customer deposits.

During the year ended December 31, 2021, the decrease in net cash used in operating activities was primarily due to increased operating revenues, partially offset by an increase in operating expenses and changes in working capital accounts, including a decrease in customer deposits primarily due to withdrawals by gaming promoters.

Investing Activities

Our investing activities primarily consist of project capital expenditures and maintenance capital expenditures associated with maintaining and continually refining our world-class integrated resort properties.

During the year ended December 31, 2022, we incurred capital expenditures of $226.4 million at our Las Vegas Operations primarily related to the Wynn Las Vegas room remodel and theater reconfiguration, and $20.2 million at Encore Boston Harbor, $31.9 million at Wynn Palace, and $13.0 million at Wynn Macau primarily related to maintenance capital expenditures. We also received $1.70 billion in cash proceeds upon closing of the EBH Transaction. In addition, we made a $40.2 million investment in an unconsolidated affiliate.

During the year ended December 31, 2021, we incurred capital expenditures of $168.8 million at our Las Vegas Operations primarily related to the Wynn Las Vegas room remodel, and $38.7 million at Encore Boston Harbor, $37.2 million at Wynn Palace, and $25.2 million at Wynn Macau primarily related to maintenance capital expenditures.

Financing Activities

During the year ended December 31, 2022, we repurchased 2,956,331 shares of our common stock for approximately $171.3 million under our equity repurchase program. We also borrowed $211.4 million under the WM Cayman II Revolver and made quarterly amortization payments under the WRF Term Loan totaling $50.0 million. In addition, we received a $50.0 million contribution from a noncontrolling interest holder in exchange for a 49.9% interest in certain retail space contributed by the Company to the Retail Joint Venture and used cash of $27.7 million for distributions to noncontrolling interest holders of the Retail Joint Venture.

During the year ended December 31, 2021, we received proceeds of $841.9 million from our February 2021 equity offering and used $716.0 million of the proceeds from the equity offering to repay the outstanding borrowings under the WRF Revolver. We also paid $464.7 million of outstanding principal owed under the Wynn Macau Term Loan and prepaid the outstanding $1.26 billion of borrowings under the Wynn Macau Credit Facilities along with related financing costs, using proceeds from the borrowing of $1.09 billion under the WM Cayman II Revolver along with $200.0 million of cash. In addition, we borrowed $200.4 million under the WM Cayman II Revolver, and made quarterly amortization payments under the WRF Term Loan totaling $50.0 million.

Capital Resources

The COVID-19 pandemic has materially impacted and may continue to materially impact our Macau Operations' business, financial condition, and results of operations. While as of February 27, 2023, there are no remaining entry restrictions or mandatory quarantine requirements in place for travelers to Macau or elsewhere that directly impact visitation to our other properties, and we believe our unrestricted cash, cash flows from operations and revolver borrowing capacity will enable us to fund our current obligations for the next twelve months and beyond. Nevertheless, given the inherent uncertainty around the likelihood, extent, and timing of a potential reimposition of restrictions on the general public, travel, or certain activities, management is unable to reasonably predict whether such restrictions would impact our properties in the future, or the extent such restrictions, if reimposed, would impact our results of operations, cash flows, or financial condition and our ability to access capital.

Refer to Item 8—"Financial Statements and Supplementary Data," Note 7, "Long-Term Debt" in the accompanying consolidated financial statements for more information regarding each of the Company's debt agreements. The following table summarizes our unrestricted cash and cash equivalents and available revolver borrowing capacity, excluding capacity under intercompany loan agreements, presented by significant financing entity as of December 31, 2022 (in thousands):

	Total Cash and Cash Equivalents	Revolver Borrowing Capacity
Wynn Macau, Limited and subsidiaries	$ 951,901	$ —
Wynn Resorts Finance, LLC (1)	2,303,420	836,985
Wynn Resorts, Limited and other	395,119	—
Total	**$ 3,650,440**	**$ 836,985**

(1) Excluding Wynn Macau, Limited and subsidiaries.

Wynn Macau, Limited and subsidiaries. WML generates cash from our Macau Operations and may utilize proceeds from the WM Cayman II Revolver and its intercompany revolving loan facility with Wynn Resorts, Limited to fund working capital requirements as needed. We expect to use this cash to fund working capital and capital expenditure requirements at WML and our Macau Operations, and to service our WML Senior Notes and WM Cayman II Revolver. WML paid no dividends during 2022 or 2021.

The borrowings under the WM Cayman II Revolver bear interest at LIBOR or HIBOR plus a margin of 2.625% per annum until June 30, 2022, the date from which the margin will be 1.875% to 2.875% per annum based on WM Cayman II's leverage ratio on a consolidated basis, subject to a floor on the interest rate margin of 2.625% per annum through June 30, 2023. The final maturity of all outstanding loans under the Revolving Facility is September 16, 2025.

On May 5, 2022, WM Cayman II and its lenders agreed to waive certain financial covenants in the facility agreement under the WM Cayman II Revolver in respect of the relevant periods ending on the following applicable test dates: (a) June 30, 2022; (b) September 30, 2022; (c) December 31, 2022; and (d) March 31, 2023; and to provide for a floor on the interest rate margin of 2.625% per annum through June 30, 2023. WML, as guarantor, may be subject to certain restrictions on payments of dividends or distributions to its shareholders, unless certain financial criteria have been satisfied through the facility agreement.

If our portion of our cash and cash equivalents were repatriated to the U.S. on December 31, 2022, it would be subject to minimal U.S. taxes in the year of repatriation.

Wynn Resorts Finance, LLC and subsidiaries. Wynn Resorts Finance, LLC ("WRF" or "Wynn Resorts Finance") generates cash from distributions from its subsidiaries, which include our Macau Operations, Wynn Las Vegas, and Encore Boston Harbor, and capital contributions from Wynn Resorts, as required. In addition, WRF may utilize its available revolving borrowing capacity as needed. We expect to use this cash to service our WRF Credit Facilities, the WRF Senior Notes and the Wynn Las Vegas Senior Notes, and to fund working capital and capital expenditure requirements as needed.

WRF is a holding company and, as a result, its ability to pay dividends to Wynn Resorts is dependent on WRF receiving distributions from its subsidiaries, which include WML, Wynn Las Vegas, LLC, and Wynn MA. The WRF Credit Agreement contains customary negative and financial covenants, including, but not limited to, covenants that restrict WRF's ability to pay dividends or distributions and incur additional indebtedness.

In June 2022, Wynn Las Vegas completed its hotel room remodel for total project costs of approximately $215 million.

In October 2022, Wynn Las Vegas completed its theater reconfiguration for total project costs of approximately $110 million. The specially redesigned theater was custom designed to host an all-new, exclusive theatrical production, *Awakening*, which premiered in November 2022.

Upon closing of the EBH Transaction in December 2022, we received cash proceeds of approximately $1.70 billion in exchange for the sale of certain real estate assets related to Encore Boston Harbor, and concurrently entered into a lease agreement for the purpose of continuing to operate the Encore Boston Harbor integrated resort. The triple-net lease agreement provides for an initial annual minimum base rent of $100.0 million for an initial term of 30 years, subject to certain annual rent escalations and renewal provisions, and obligates the Company to continue paying certain payments in lieu of property taxes. We expect to use the proceeds from the EBH Transaction in accordance with the reinvestment and asset sale provisions of our senior secured credit facilities.

On February 16, 2023, WRF issued $600.0 million aggregate principal amount of 7 1/8% Senior Notes due 2031 (the "2031 WRF Senior Notes") in a private offering. The 2031 WRF Senior Notes were issued at par, for proceeds of $596.2 million, net of $3.8 million of related fees and expenses. Also on February 16, 2023, WRF completed a cash tender offer for any and all of the outstanding principal amount of the 2025 WRF Senior Notes, and accepted for purchase valid tenders with respect to $506.4 million and paid a tender premium of $12.4 million. We used a portion of the net proceeds from the offering of the 2031 WRF Senior Notes to purchase such tendered 2025 WRF Senior Notes and to pay related fees and expenses, and intend to use the remaining net proceeds for general corporate purposes. We intend to redeem the remaining outstanding 2025 WRF Senior Notes using cash held by WRF on or after April 15, 2023, when such senior notes are redeemable at a price equal to 101.938% of the principal amount plus accrued interest under the terms of their indenture.

We intend to repurchase or redeem all of the outstanding Wynn Las Vegas 4.25% Senior Notes due 2023 using cash held by WRF during or after March 2023, when such senior notes are redeemable at a price equal to 100% of the principal amount plus accrued interest under the terms of their indenture.

Wynn Resorts, Limited and other subsidiaries. Wynn Resorts, Limited is a holding company and, as a result, our ability to pay dividends is dependent on our ability to obtain funds and our subsidiaries' ability to provide funds to us. Wynn Resorts, Limited and other primarily generates cash from royalty (including intellectual property license) and management agreements with our resorts, dividends and distributions from our subsidiaries, and the operations of the Retail Joint Venture of which we own 50.1%. Fees payable by Wynn Macau SA to Wynn Resorts, Limited under its intellectual property license agreement are capped at $75.2 million for the year ended December 31, 2023. We expect to use cash held by Wynn Resorts, Limited and other to service our Retail Term Loan, to fund working capital needs of our subsidiaries, and for general corporate purposes.

Other Factors Affecting Liquidity

We may refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of the indebtedness on acceptable terms or at all.

Legal proceedings in which we are involved also may impact our liquidity. No assurance can be provided as to the outcome of such proceedings. In addition, litigation inherently involves significant costs. For information regarding legal proceedings, see Item 8—"Financial Statements and Supplementary Data," Note 17, "Commitments and Contingencies."

In April 2016, our Board of Directors has authorized an equity repurchase program of up to $1.00 billion. Under the equity repurchase program, we may repurchase the Company's outstanding shares from time to time through open market purchases, in privately negotiated transactions, and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We repurchased 2,956,331 shares of our common stock at an average price of $57.95 per share, for an aggregate cost of $171.3 million under this equity repurchase program during the year ended December 31, 2022. As of December 31, 2022, we had $628.8 million in repurchase authority remaining under the program.

We have in the past repurchased, and in the future, we may periodically consider repurchasing our outstanding notes for cash. The amount of any shares and/or notes to be repurchased, as well as the timing of any repurchases, will be based on business, market and other conditions and factors, including price, contractual requirements or consents, and capital availability.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. We continue to explore opportunities to develop additional gaming or related businesses in domestic and international markets. There can be no assurances regarding the business prospects with respect to any other opportunity. Any new development may require us to obtain additional financing. We may decide to conduct any such development through Wynn Resorts, Limited or through subsidiaries separate from the Las Vegas, Boston or Macau-related entities.

Contractual Commitments

The following table summarizes our scheduled contractual commitments as of December 31, 2022 (in thousands):

	Payments Due By Period				
	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Long-term debt obligations	$ 550,000	$ 5,882,973	$ 2,630,000	$ 3,100,000	$ 12,162,973
Fixed interest payments	490,579	812,367	469,254	217,411	1,989,611
Estimated variable interest payments (1)	195,657	277,175	—	—	472,832
Macau gaming premium (2)	13,199	26,398	26,398	65,997	131,992
Macau Property Transfer Agreement payments (3)	6,612	13,225	44,082	110,206	174,125
Construction contracts and commitments	126,289	19,547	—	—	145,836
Operating leases	136,924	272,700	275,637	3,946,778	4,632,039
Finance leases	19,913	14,293	2,589	62,784	99,579
Employment agreements (4)	77,595	71,538	3,827	3,903	156,863
Massachusetts surrounding community payments (5)	14,695	30,312	31,612	93,600	170,219
Other (6)	203,299	96,620	40,435	68,246	408,600
Total contractual commitments	**$ 1,834,762**	**$ 7,517,148**	**$ 3,523,834**	**$ 7,668,925**	**$ 20,544,669**

(1) Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and LIBOR or HIBOR rates as of December 31, 2022. Actual rates will vary.

(2) Represents the fixed and minimum variable gaming premium amounts payable under the Gaming Concession Contract, based on the number and type of gaming tables and machines we operate.

(3) Represents amounts payable under the Property Transfer Agreements (as defined in Item 8—"Financial Statements and Supplementary Data," Note 5, "Property and Equipment, net").

(4) Represents payments to executive officers, other members of management and certain key employees. Employment agreements generally have three to five year terms and typically indicate a base salary and often contain provisions for discretionary bonuses. Certain of the executives are also entitled to a separation payment if terminated without "cause" or upon voluntary termination of employment for "good reason" following a "change of control" (as these terms are defined in the employment contracts).

(5) Represents payments to certain communities surrounding Encore Boston Harbor, required as a condition of the gaming license awarded to Wynn MA, LLC.

(6) Other includes open purchase orders, future charitable contributions, performance contracts and other contracts. As further discussed in Item 8—"Financial Statements and Supplementary Data," Note 13, "Income Taxes," we had $136.0 million of unrecognized tax benefits as of December 31, 2022. Due to the inherent uncertainty of the underlying tax positions, it is not practicable to assign this liability to any particular year and therefore it is not included in the table above as of December 31, 2022.

On December 16, 2022, Wynn Macau SA entered into a definitive gaming concession contract (the "Gaming Concession Contract") with the government of Macau, pursuant to which Wynn Macau SA was granted a 10-year gaming concession commencing on January 1, 2023 and expiring on December 31, 2032, to operate games of chance at Wynn Palace and Wynn Macau.

In addition to the Macau gaming premium and Property Transfer Agreements payment commitments included in the table above, Wynn Macau SA committed to pay a gaming tax assessed at the rate of 35% of gross gaming revenues, plus additional special levies equal to 5% of gross gaming revenues, throughout the term of the Gaming Concession Contract. Wynn Macau SA also committed to make certain non-gaming and gaming investments in the amount of MOP17.73 billion (approximately $2.21 billion) over the course of the ten-year term of the Gaming Concession Contract. MOP16.50 billion (approximately $2.05 billion) of the committed investment will be used for non-gaming capital projects and event programming in connection with, among others, attraction of foreign tourists, conventions and exhibitions, entertainment performances, sports events, culture and art, health and wellness, themed amusement, gastronomy, community tourism and maritime tourism. Wynn Macau SA will be required to increase its investment in non-gaming projects by 20% in the following year if market-wide gross gaming revenues increase to MOP180.00 billion (approximately $22.41 billion) in any one year (the "Trigger Event"). The required increase will be reduced to 16%, 12%, 8%, 4% or 0%, respectively, if the Trigger Event occurs during the sixth, seventh, eighth, ninth or tenth year of the concession period, respectively.

See Item 8—"Financial Statements and Supplementary Data," Note 17, "Commitments and Contingencies," for additional information regarding the amounts owed under the Gaming Concession Contract and Macau gaming law.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with GAAP involves the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements. Certain of our accounting policies require management to apply significant judgment in defining the appropriate assumptions integral to financial estimates and on an ongoing basis, management evaluates those estimates. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Sale-leaseback Transaction

On December 1, 2022, the Company closed on a sale-leaseback arrangement with respect to certain real estate assets related to Encore Boston Harbor (the "EBH Transaction"). Upon closing of the EBH Transaction, the Company received cash proceeds of approximately $1.70 billion in exchange for the sale of such real estate assets, recognizing a gain on sale of $182.0 million, and concurrently entered into a lease agreement with respect to the sold assets for the purpose of continuing to operate the Encore Boston Harbor integrated resort. Upon entering into the lease agreement, the Company recognized an operating lease asset and a corresponding operating lease liability of $1.51 billion.

Accounting for sale-leaseback transactions requires significant management judgement and estimates, including with respect to the determination of whether the transaction qualifies as a sale as defined within GAAP, operating versus finance lease classification, and inputs into the measurement of lease assets and liabilities.

In determining whether the transaction qualifies as a sale, we are required to assess whether a contract exists and if so, whether control has passed to the counterparty in the contract. Control indicators include, but are not limited to, whether the entity has a present right to payment for the asset, whether the customer has legal title to the asset, whether the entity has transferred physical possession of the asset, whether the customer has significant risks and rewards of ownership of the asset, and whether the customer has accepted the asset. Concluding whether a sale has occurred requires significant judgement in determining whether the rights and obligations created by the sale agreement convey control to the counterparty in the transaction.

In a sale-leaseback arrangement, we are required to determine whether the lease is classified as an operating lease or a finance lease. A finance lease would preclude sale accounting. A lessee is required to classify a lease as a finance lease if, among other factors, (1) the term is for the major part of the remaining economic life of the underlying asset or 2) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset. Lease terms include options to extend the lease when it is reasonably certain that such option will be exercised. The Company's operating lease related to Encore Boston Harbor contains an initial term of 30 years from December 2022 to November 2052 with one thirty-year renewal period at the Company's option, which, in management judgement, is not considered to be reasonably certain of being exercised. The determination of whether the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset requires the use of estimates, in both determining the discount rate to measure the present value of the sum of the lease payments and in determining the fair value of the underlying assets. As the interest rate implicit in our leases is not readily determinable, we use our incremental borrowing rate, which is defined by GAAP as the "rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment," to determine the present value of lease payments. Inputs into our selected incremental borrowing rate which require management's judgement include quantifying our entity-specific credit risk and risks associated with the economic environment specific to the leased assets. In determining the fair value of the underlying assets, we use a combination of the income, market, and cost approaches, which include inputs such as estimated future cash flows, the selection of recently sold comparable properties, and estimated cost to construct a comparable asset.

Allowance for Credit Losses

A substantial portion of our outstanding receivables relates to casino credit play. Credit play, through the issuance of markers, represents a significant portion of the table games volume. Our goal is to maintain strict controls over the issuance of credit and aggressively pursue collection from those customers who fail to pay their balances in a timely fashion. These collection efforts may include the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies, and litigation. Markers issued at our Las Vegas Operations and Encore Boston Harbor are generally legally enforceable instruments in the United States, and United States assets of foreign customers may be used to satisfy judgments entered in the United States.

The enforceability of markers and other forms of credit related to gaming debt outside of the United States varies from country to country. Some foreign countries do not recognize the enforceability of gaming related debt, or make enforcement burdensome. We closely consider the likelihood and difficulty of enforceability, among other factors, when issuing credit to customers who are not residents of the United States. In addition to our internal credit and collection departments, we have a network of legal, accounting and collection professionals to assist us in our determinations regarding enforceability and our overall collection efforts.

We regularly evaluate our reserve for credit losses based on a specific review of customer accounts and outstanding gaming promoter accounts, taking into consideration the amount owed, the age of the account, the customer's financial condition, management's experience with historical and current collection trends, current economic and business conditions, and management's expectations of future economic and business conditions and forecasts. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received.

The following table presents key statistics related to our casino accounts receivable (dollars in thousands):

| | December 31, | |
	2022	2021
Casino accounts receivable	$ 171,893	$ 199,030
Allowance for casino credit losses	$ 74,207	$ 106,958
Allowance as a percentage of casino accounts receivable	43.2 %	53.7 %

The decrease in allowance for casino credit losses as shown in the table above is primarily due to the impact of historical collection patterns and expectations of current and future collection trends, as well as the specific review of customer accounts. Although the Company believes that its allowance is adequate, it is possible the estimated amounts of cash collections with respect to receivables could change. Our allowance for credit losses is based on our estimates of amounts collectible and depends on the risk assessments and judgments by management regarding realizability, the current and expected future state of the economy and our credit policy. Our reserve methodology is applied similarly to credit extended at each of our resorts. As of December 31, 2022 and 2021, 34.3% and 42.9%, respectively, of our outstanding casino accounts receivable balance originated at our Macau Operations.

As of December 31, 2022, a 100 basis point change in the allowance for credit losses as a percentage of casino accounts receivable would change the provision for credit losses by approximately $1.7 million.

As our customer payment experience evolves, we will continue to refine our estimated allowance for credit losses. Accordingly, the associated provision for credit losses may fluctuate. Because individual customer account balances can be significant, the reserve and the provision can change significantly between periods as we become aware of additional information about a customer or changes occur in a region's economy or legal system.

Impairment of Long-lived Assets, Intangible assets, and Goodwill

We evaluate our property and equipment and other long-lived assets for impairment in accordance with applicable accounting standards. For assets to be disposed of we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. In reviewing for impairment, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

During the year ended December 31, 2022, Wynn Palace and Wynn Macau continued to experience disruptions to their respective businesses as a result of the COVID-19 pandemic as noted in Note 1, "Organization and Business." As a result, we concluded that a triggering event occurred at each of these asset groups. We tested our asset groups for recoverability as of December 31, 2022, and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded the net carrying amount for each of the asset groups. The tests for recoverability include estimates of future cash flows and the useful lives of our primary assets. These estimates are subjective and may change should the COVID-19 pandemic, including travel restrictions and operating capacity limitations, persist longer than expected. Unfavorable changes in the Company's estimates could require an impairment charge in the future.

The Company tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that this asset may be impaired. The Company's test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds its carrying value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than its carrying amount, goodwill impairment is recorded equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying amount of goodwill. Most of the Company's goodwill balance as of December 31, 2022 and 2021 was the result of an acquisition during the fourth quarter of 2020.

During the year ended December 31, 2022, as a result of changes in forecasts and other industry-specific factors and management's decision to cease the operations of Betbull Limited ("BetBull"), a subsidiary of Wynn Interactive, the Company recognized impairment of goodwill and other finite-lived intangible assets of $37.8 million and $10.3 million, respectively. On November 12, 2021, Wynn Resorts announced the termination of a previously announced agreement and plan of merger which contemplated the combination of Wynn Interactive and a special purpose acquisition company. The Company concluded that the termination of the agreement constituted a potential indicator of impairment, and as a result of revisiting its estimated fair value of the reporting units comprising Wynn Interactive based on a combination of the income and market approaches, recognized goodwill impairment of $10.3 million during the year ended December 31, 2021.

Litigation and Contingency Estimates

We are subject to various claims, legal actions and other contingencies, and we accrue for these matters when they are both probable and estimable. For matters that arose on or prior to the balance sheet date, we estimate any accruals based on the relevant facts and circumstances available through the date of issuance of the financial statements. We include the accruals associated with any contingent matters in other accrued liabilities on the consolidated balance sheets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risks

One of our primary exposures to market risk is interest rate risk associated with our debt facilities that bear interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings, supplemented by hedging activities as believed by us to be appropriate. We cannot assure you that these risk management strategies will have the desired effect, and interest rate fluctuations could have a negative impact on our results of operations and cash flows.

The following table provides estimated future cash flow information derived from our best estimates of repayments as of December 31, 2022, of our expected long-term indebtedness and related weighted average interest rates by expected maturity dates. However, we cannot predict the LIBOR or HIBOR rates that will be in effect in the future. Actual rates will vary. Additionally, the potential effect that the proposed LIBOR phaseout could have on our business and financial condition cannot yet be determined (see Item 1A—"Risk Factors," *Risks Related to our Indebtedness* for further discussion). The one-month LIBOR and HIBOR rates as of December 31, 2022 of 4.39% and 4.35%, respectively, were used for all variable rate calculations in the table below.

The information is presented in U.S. dollar equivalents as applicable.

													Year Ending December 31,		
									Expected Maturity Date						
	2023		2024		2025		2026		2027		Thereafter		Total		
							(dollars in millions)								
Long-term debt:															
Fixed rate	$	500.0	$	600.0	$	2,380.0	$	1,000.0	$	1,630.0	$	3,100.0	$	9,210.0	
Average interest rate		4.3 %		4.9 %		6.1 %		5.5 %		5.3 %		5.4 %		5.5 %	
Variable rate	$	50.0	$	787.5	$	2,115.5	$	—	$	—	$	—	$	2,953.0	
Average interest rate		6.1 %		6.1 %		6.8 %		— %		— %		— %		6.6 %	

Interest Rate Sensitivity

As of December 31, 2022, approximately 76.0% of our long-term debt was based on fixed rates. Based on our borrowings as of December 31, 2022 and an interest rate collar on the Retail Term Loan, an assumed 100 basis point increase or decrease in the variable rates would cause our annual interest expense to change by $23.4 million or $27.2 million, respectively.

In order to mitigate exposure to interest rate fluctuations on the Retail Term Loan, the Company entered into a five year interest rate collar with a notional value of $615.0 million. The interest rate collar establishes a range whereby the Company will pay the counterparty if one-month LIBOR falls below the established floor rate of 1.00%, and the counterparty will pay the Company if one-month LIBOR exceeds the ceiling rate of 3.75%.

Foreign Currency Risks

The currency delineated in Wynn Macau SA's Gaming Concession Contract with the government of Macau is the Macau pataca (see Item 1—"Business—Regulation and Licensing—Macau" for further discussion). The Macau pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. However, the exchange linkages of the Hong Kong dollar and the Macau pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, changes in Chinese governmental policies and international economic and political developments.

If the Hong Kong dollar and the Macau pataca are not linked to the U.S. dollar in the future, severe fluctuations in the exchange rate for these currencies may result. We also cannot assure you that the current rate of exchange fixed by the applicable monetary authorities for these currencies will remain at the same level.

We expect most of the revenues and expenses for any casino that we operate in Macau will be denominated in Hong Kong dollars or Macau patacas; however, a significant portion of our Wynn Macau, Limited and Wynn Macau SA debt is denominated in U.S. dollars. Fluctuations in the exchange rates resulting in weakening of the Macau pataca or the Hong Kong dollar in relation to the U.S. dollar could have materially adverse effects on our results, financial condition, and ability to service debt. Based on our balances as of December 31, 2022, an assumed 1% change in the U.S. dollar/Hong Kong dollar exchange rate would cause a foreign currency transaction gain/loss of $50.1 million.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wynn Resorts, Limited and subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Wynn Resorts, Limited and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Wynn Resorts, Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Las Vegas, Nevada
February 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Wynn Resorts, Limited and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wynn Resorts, Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the sale and leaseback of real estate assets

Description of the Matter	As described in Notes 1, 5 and 15 to the Company's consolidated financial statements, the Company closed on a sale-leaseback arrangement with respect to certain real estate assets related to Encore Boston Harbor (the "EBH Transaction") during the year ended December 31, 2022. Upon closing of the EBH Transaction, the Company received cash proceeds of approximately $1.7 billion in exchange for the sale of such real estate assets, recognized a gain on sale of $182.0 million, and concurrently entered into a lease agreement with respect to the sold assets for the purpose of continuing to operate the Encore Boston Harbor integrated resort. Upon entering into the lease agreement, the Company recognized an operating lease asset and a corresponding operating lease liability of $1.5 billion. Auditing management's evaluation of the EBH Transaction was especially challenging due to the complexity in management's assessment of (i) whether control of the underlying real estate assets was transferred by the Company and (ii) the lease classification as an operating or a finance lease. Auditing these assessments made by management involved especially challenging auditor judgment, including the need to involve our valuation specialists.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's assessment of the accounting for the EBH transaction, including controls over the significant judgments made in the assessment, estimates used in the assessment and the completeness and accuracy of data used by management. To test the accounting for the EBH Transaction, our audit procedures included, among others, (i) inspection of the sale and leaseback agreements, (ii) evaluating the significant judgments made by management in the accounting assessment (e.g. when control of the asset transferred to the buyer-lessor), and (iii) evaluating the classification of the lease under ASC 842, including evaluating the completeness and accuracy of the underlying data used by management. With the assistance of our valuation specialists, we also tested the fair value of the property sold and the incremental borrowing rate used in the lease classification test by developing a range of independent estimates and comparing those to the estimates selected by management.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2006.

Las Vegas, Nevada
February 27, 2023

58

WYNN RESORTS, LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,		
		2022		**2021**
ASSETS				
Current assets:				
Cash and cash equivalents	$	3,650,440	$	2,522,530
Restricted cash		4,819		4,896
Accounts receivable, net of allowance for credit losses of $78,842 and $111,319		216,033		199,463
Inventories		70,094		69,967
Prepaid expenses and other		88,201		79,061
Total current assets		**4,029,587**		**2,875,917**
Property and equipment, net		6,896,060		8,765,308
Restricted cash		127,731		3,641
Goodwill and intangible assets, net		245,253		307,578
Operating lease assets		1,853,164		371,365
Other assets		263,305		207,017
Total assets	$	**13,415,100**	$	**12,530,826**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts and construction payables	$	197,474	$	170,542
Customer deposits		506,148		436,388
Gaming taxes payable		44,967		73,173
Accrued compensation and benefits		187,160		206,225
Accrued interest		135,630		132,877
Current portion of long-term debt		547,543		50,000
Other accrued liabilities		192,501		218,675
Total current liabilities		**1,811,423**		**1,287,880**
Long-term debt		11,569,316		11,884,546
Long-term operating lease liabilities		1,615,157		115,187
Other long-term liabilities		59,569		79,428
Total liabilities		**15,055,465**		**13,367,041**
Commitments and contingencies (Note 17)				
Stockholders' deficit:				
Preferred stock, par value $0.01; 40,000,000 shares authorized; zero shares issued and outstanding		—		—
Common stock, par value $0.01; 400,000,000 shares authorized; 132,256,185 and 131,449,806 shares issued; 113,369,439 and 115,714,943 shares outstanding, respectively		1,323		1,314
Treasury stock, at cost; 18,886,746 and 15,734,863 shares, respectively		(1,623,872)		(1,436,373)
Additional paid-in capital		3,583,923		3,502,715
Accumulated other comprehensive income (loss)		(404)		6,004
Accumulated deficit		(2,711,808)		(2,288,078)
Total Wynn Resorts, Limited stockholders' deficit		**(750,838)**		**(214,418)**
Noncontrolling interests		(889,527)		(621,797)
Total stockholders' deficit		**(1,640,365)**		**(836,215)**
Total liabilities and stockholders' deficit	$	**13,415,100**	$	**12,530,826**

The accompanying notes are an integral part of these consolidated financial statements.

WYNN RESORTS, LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating revenues:			
Casino	$ 1,632,541	$ 2,133,420	$ 1,237,230
Rooms	802,138	592,571	307,973
Food and beverage	846,214	633,911	329,584
Entertainment, retail and other	475,932	403,762	221,074
Total operating revenues	**3,756,825**	**3,763,664**	**2,095,861**
Operating expenses:			
Casino	1,099,801	1,394,098	1,064,976
Rooms	261,343	197,734	172,223
Food and beverage	700,549	516,391	398,792
Entertainment, retail and other	328,529	450,358	107,228
General and administrative	830,450	796,592	720,849
Provision for credit losses	(7,295)	29,487	64,375
Pre-opening	20,643	6,821	6,506
Depreciation and amortization	692,318	715,962	725,502
Gain on EBH Transaction, net	(181,989)	—	—
Property charges and other	113,152	50,762	67,455
Total operating expenses	**3,857,501**	**4,158,205**	**3,327,906**
Operating loss	**(100,676)**	**(394,541)**	**(1,232,045)**
Other income (expense):			
Interest income	29,758	3,213	15,384
Interest expense, net of amounts capitalized	(650,885)	(605,562)	(556,474)
Change in derivatives fair value	15,956	11,360	(13,060)
Loss on extinguishment of debt	—	(2,060)	(4,601)
Other	5,811	(23,926)	28,521
Other income (expense), net	**(599,360)**	**(616,975)**	**(530,230)**
Loss before income taxes	**(700,036)**	**(1,011,516)**	**(1,762,275)**
Provision for income taxes	(9,332)	(474)	(564,671)
Net loss	**(709,368)**	**(1,011,990)**	**(2,326,946)**
Less: net loss attributable to noncontrolling interests	285,512	256,204	259,701
Net loss attributable to Wynn Resorts, Limited	**$ (423,856)**	**$ (755,786)**	**$ (2,067,245)**
Basic and diluted net loss per common share:			
Net loss attributable to Wynn Resorts, Limited:			
Basic	$ (3.73)	$ (6.64)	$ (19.37)
Diluted	$ (3.73)	$ (6.64)	$ (19.37)
Weighted average common shares outstanding:			
Basic	113,623	113,760	106,745
Diluted	113,623	113,760	106,745

The accompanying notes are an integral part of these consolidated financial statements.

WYNN RESORTS, LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Net loss	**$ (709,368)**	**$ (1,011,990)**	**$ (2,326,946)**
Other comprehensive income (loss):			
Foreign currency translation adjustments, before and after tax	(8,849)	3,477	7,367
Total comprehensive loss	**(718,217)**	**(1,008,513)**	**(2,319,579)**
Less: comprehensive loss attributable to noncontrolling interests	287,953	255,127	257,617
Comprehensive loss attributable to Wynn Resorts, Limited	**$ (430,264)**	**$ (753,386)**	**$ (2,061,962)**

The accompanying notes are an integral part of these consolidated financial statements.

WYNN RESORTS, LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share data)

| | Common stock | | | | | | | | |
	Shares outstanding	Par value	Treasury stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total Wynn Resorts, Limited stockholders' equity (deficit)	Noncontrolling interests	Total stockholders' equity (deficit)
Balances, January 1, 2020	**107,363,943**	**$1,228**	**$(1,410,998)**	**$ 2,512,676**	**$ (1,679)**	**$ 641,818**	**$ 1,743,045**	**$ (201,573)**	**$ 1,541,472**
Net loss	—	—	—	—	—	(2,067,245)	(2,067,245)	(259,701)	(2,326,946)
Currency translation adjustment	—	—	—	—	5,283	—	5,283	2,084	7,367
Issuance of restricted stock	886,014	9	—	6,711	—	—	6,720	823	7,543
Cancellation of restricted stock	(241,108)	(2)	—	2	—	—	—	—	—
Shares repurchased by the Company and held as treasury shares	(120,513)	—	(11,533)	—	—	—	(11,533)	—	(11,533)
Cash dividends declared	—	—	—	—	—	(106,993)	(106,993)	44	(106,949)
Wynn Interactive transactions	—	—	—	26,262	—	—	26,262	73,768	100,030
Distribution to noncontrolling interest	—	—	—	—	—	—	—	(6,238)	(6,238)
Stock-based compensation	—	—	—	52,464	—	—	52,464	5,473	57,937
Balances, December 31, 2020	**107,888,336**	**1,235**	**(1,422,531)**	**2,598,115**	**3,604**	**(1,532,420)**	**(351,997)**	**(385,320)**	**(737,317)**
Net loss	—	—	—	—	—	(755,786)	(755,786)	(256,204)	(1,011,990)
Currency translation adjustment	—	—	—	—	2,400	—	2,400	1,077	3,477
Issuance of common stock, net of $17.7 million underwriter discounts, commissions and other expenses	7,475,000	75	—	841,821	—	—	841,896	—	841,896
Issuance of restricted stock	518,191	4	—	5,897	—	—	5,901	370	6,271
Cancellation of restricted stock	(26,221)	—	—	—	—	—	—	—	—
Shares repurchased by the Company and held as treasury shares	(140,363)	—	(13,842)	—	—	—	(13,842)	—	(13,842)
Cash dividends declared	—	—	—	—	—	128	128	21	149
Wynn Interactive transactions	—	—	—	(20,211)	—	—	(20,211)	25,372	5,161
Distribution to noncontrolling interest	—	—	—	—	—	—	—	(18,761)	(18,761)
Stock-based compensation	—	—	—	77,093	—	—	77,093	11,648	88,741
Balances, December 31, 2021	**115,714,943**	**1,314**	**(1,436,373)**	**3,502,715**	**6,004**	**(2,288,078)**	**(214,418)**	**(621,797)**	**(836,215)**
Net loss	—	—	—	—	—	(423,856)	(423,856)	(285,512)	(709,368)
Currency translation adjustment	—	—	—	—	(6,408)	—	(6,408)	(2,441)	(8,849)
Issuance of restricted stock	797,419	9	—	9,279	—	—	9,288	—	9,288
Cancellation of restricted stock	(115,521)	(1)	—	1	—	—	—	—	—
Shares repurchased by the Company and held as treasury shares	(3,151,883)	—	(187,499)	—	—	—	(187,499)	—	(187,499)
Distribution to noncontrolling interest	—	—	—	—	—	—	—	(27,744)	(27,744)
Contribution from noncontrolling interest	—	—	—	48,559	—	—	48,559	1,474	50,033
Transactions with subsidiary minority shareholders	124,481	1	—	(14,053)	—	—	(14,052)	14,052	—
Subsidiary equity issuance	—	—	—	(18,717)	—	—	(18,717)	21,613	2,896
Stock-based compensation	—	—	—	56,139	—	126	56,265	10,828	67,093
Balances, December 31, 2022	**113,369,439**	**$1,323**	**$(1,623,872)**	**$ 3,583,923**	**$ (404)**	**$ (2,711,808)**	**$ (750,838)**	**$ (889,527)**	**$ (1,640,365)**

The accompanying notes are an integral part of these consolidated financial statements.

WYNN RESORTS, LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (709,368)	$ (1,011,990)	$ (2,326,946)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	692,318	715,962	725,502
Deferred income taxes	3,241	(2,706)	562,484
Stock-based compensation expense	67,627	95,238	62,254
Amortization of debt issuance costs	29,427	27,047	28,932
Loss on extinguishment of debt	—	2,060	4,601
Provision for credit losses	(7,295)	29,487	64,375
Change in derivatives fair value	(15,956)	(11,360)	13,060
Gain on EBH Transaction, net	(181,989)	—	—
Property charges and other	107,341	74,688	38,933
Increase (decrease) in cash from changes in:			
Receivables, net	(9,335)	(29,441)	81,646
Inventories, prepaid expenses and other	(19,737)	(21,499)	27,660
Customer deposits	69,692	(207,878)	(192,451)
Accounts payable and accrued expenses	(97,238)	117,801	(162,475)
Net cash used in operating activities	**(71,272)**	**(222,591)**	**(1,072,425)**
Cash flows from investing activities:			
Capital expenditures, net of construction payables and retention	(300,127)	(290,657)	(290,115)
Purchase of intangible and other assets	(52,377)	(56,034)	—
Cash acquired from business combination	—	—	4,604
Proceeds from EBH Transaction	1,700,000	—	—
Proceeds from sale of assets and other	1,471	4,268	19,752
Net cash provided by (used in) investing activities	**1,348,967**	**(342,423)**	**(265,759)**
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	211,435	1,340,281	4,691,953
Repayments of long-term debt	(50,000)	(2,488,401)	(2,035,354)
Proceeds from issuance of Wynn Resorts, Limited common stock	—	841,896	—
Proceeds from exercise of stock options	—	—	70
Repurchase of common stock	(187,499)	(13,842)	(11,533)
Proceeds from issuance of subsidiary common stock	2,895	4,662	—
Proceeds from sale of noncontrolling interest in subsidiary	50,033	—	—
Payments to acquire ownership interest in subsidiary	—	(5,433)	(33,621)
Distribution to noncontrolling interest	(27,744)	(18,761)	(6,238)
Dividends paid	(1,445)	(1,553)	(108,777)
Finance lease payments	(18,188)	(15,658)	(5,916)
Payments for financing costs	(3,165)	(31,193)	(27,339)
Net cash (used in) provided by financing activities	**(23,678)**	**(388,002)**	**2,463,245**
Effect of exchange rate on cash, cash equivalents and restricted cash	**(2,094)**	**(2,301)**	**3,031**
Cash, cash equivalents and restricted cash:			
Increase (decrease) in cash, cash equivalents and restricted cash	**1,251,923**	**(955,317)**	**1,128,092**
Balance, beginning of period	**2,531,067**	**3,486,384**	**2,358,292**
Balance, end of period	**$ 3,782,990**	**$ 2,531,067**	**$ 3,486,384**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Business

Organization

Wynn Resorts, Limited, a Nevada corporation (together with its subsidiaries, "Wynn Resorts" or the "Company") is a designer, developer, and operator of integrated resorts featuring luxury hotel rooms, high-end retail space, an array of dining and entertainment options, meeting and convention facilities, and gaming.

In the Macau Special Administrative Region of the People's Republic of China ("Macau"), the Company owns approximately 72% of Wynn Macau, Limited ("WML"), which includes the operations of the Wynn Palace and Wynn Macau resorts. The Company refers to Wynn Palace and Wynn Macau as its Macau Operations. In Las Vegas, Nevada, the Company operates and, with the exception of certain retail space, owns 100% of Wynn Las Vegas. Additionally, the Company is a 50.1% owner and managing member of a joint venture that owns and leases certain retail space at Wynn Las Vegas (the "Retail Joint Venture"). The Company refers to Wynn Las Vegas, Encore, an expansion at Wynn Las Vegas, and the Retail Joint Venture as its Las Vegas Operations. In Everett, Massachusetts, the Company operates Encore Boston Harbor, an integrated resort. The Company also holds an approximately 97% interest in, and consolidates, Wynn Interactive Ltd. ("Wynn Interactive"), through which it operates online sports betting, gaming, and social casino businesses.

Macau Operations

Wynn Palace features a luxury hotel tower with 1,706 guest rooms, suites and villas, approximately 468,000 square feet of casino space, 14 food and beverage outlets, approximately 37,000 square feet of meeting and convention space, approximately 107,000 square feet of retail space, public attractions including a performance lake and floral art displays, and recreation and leisure facilities.

Wynn Macau features two luxury hotel towers with a total of 1,010 guest rooms and suites, approximately 294,000 square feet of casino space, 14 food and beverage outlets, approximately 31,000 square feet of meeting and convention space, approximately 64,300 square feet of retail space, a performance lake, a rotunda show and recreation and leisure facilities.

On December 16, 2022, Wynn Resorts (Macau), S.A. ("Wynn Macau SA"), an indirect subsidiary of the Company, entered into a definitive gaming concession contract (the "Gaming Concession Contract") with the Macau government, pursuant to which Wynn Macau SA was granted a 10-year gaming concession commencing on January 1, 2023 and expiring on December 31, 2032, to operate games of chance at Wynn Palace and Wynn Macau.

Las Vegas Operations

Wynn Las Vegas features two luxury hotel towers with a total of 4,748 guest rooms, suites and villas, approximately 194,000 square feet of casino space, 34 food and beverage outlets, approximately 513,000 square feet of meeting and convention space, approximately 174,000 square feet of retail space (the majority of which is owned and operated under a joint venture of which the Company owns 50.1%), as well as two theaters, two nightclubs and a beach club and recreation and leisure facilities.

Encore Boston Harbor

Encore Boston Harbor, an integrated resort in Everett, Massachusetts, adjacent to Boston along the Mystic River, features a luxury hotel tower with a total of 671 guest rooms and suites, approximately 213,000 square feet of casino space, 16 food and beverage outlets, one nightclub, approximately 71,000 square feet of meeting and convention space, and approximately 9,000 square feet of retail space. Public attractions include a waterfront park, floral displays, and water shuttle service to downtown Boston.

On December 1, 2022, the Company closed on a sale-leaseback arrangement with respect to certain real estate assets related to Encore Boston Harbor (the "EBH Transaction"). Upon closing of the EBH Transaction, the Company received cash proceeds of approximately $1.70 billion in exchange for the sale of such real estate assets, and concurrently entered into a lease agreement for the purpose of continuing to operate the Encore Boston Harbor integrated resort. For more information on the EBH Transaction, see Note 5, "Property and Equipment, net" and Note 15, "Leases."

Wynn Interactive

Wynn Interactive's subsidiary operates the digital sports betting and casino gaming business known as WynnBET in Arizona, Colorado, Indiana, Louisiana, Michigan, New Jersey, New York, Tennessee, and Virginia. In addition, subject to all necessary legislative authorizations and regulatory approvals, Wynn Interactive's subsidiary has secured market access in Illinois, Iowa, Ohio, Maryland, Massachusetts, Pennsylvania, and West Virginia.

Recent Developments Related to COVID-19

Macau Operations

Since the outbreak of COVID-19, visitation to Macau has fallen significantly, driven by the strong deterrent effect of the COVID-19 pandemic on travel and social activities, quarantine measures put in place in Macau and elsewhere, travel and entry restrictions and conditions in Macau, the PRC, Hong Kong and Taiwan involving COVID-19 testing and mandatory quarantine, among other things, periods of mandatory closure of certain businesses and facilities, including gaming operations, and the suspension or reduced accessibility of transportation to and from Macau. Over the course of December 2022 and January 2023, Macau authorities relaxed or eliminated most COVID-19 related protective measures, and as of February 27, 2023, there are no remaining entry restrictions or mandatory quarantine requirements in place for travelers to Macau, and testing requirements for inbound travelers from the PRC, Hong Kong, and Taiwan have been discontinued. Nevertheless, given the inherent uncertainty around the likelihood, extent, and timing of a potential reimposition of restrictions on the general public, travel, or certain activities, management is unable to reasonably predict whether such restrictions would impact the Company's properties in the future, or the extent such restrictions, if reimposed, would impact the Company's results of operations, cash flows, or financial condition.

Liquidity

As of December 31, 2022, the Company had total cash and cash equivalents, excluding restricted cash, of $3.65 billion, and had access to $837.0 million of available borrowing capacity from the WRF Revolver. As of December 31, 2022, the WM Cayman II Revolver was fully drawn. As a result of the negative impact the COVID-19 pandemic has had, and may continue to have, on our operating income, the Company has suspended its dividend program. Given the Company's liquidity position as of December 31, 2022, the Company believes it will be able to support continuing operations and respond to any potential reimposition of COVID-19 related restrictions on the general public, travel, or certain activities and their related economic disruptions.

Note 2 – Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company, its majority-owned subsidiaries, and entities the Company identifies as variable interest entities ("VIEs") of which the Company is determined to be the primary beneficiary. For information on the Company's VIEs, see Note 18, "Retail Joint Venture." If the entity does not qualify for consolidation and the Company has significant influence over the operating and financial decisions of the entity, the Company accounts for the entity under the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less and include both U.S. dollar-denominated and foreign currency-denominated securities. Cash equivalents are carried at cost, which approximates fair value. Restricted cash consists of cash collateral associated with obligations and cash held in a trust in accordance with WML's share award plan, and as of December 31, 2022 includes an amount held in the form of a first demand bank guarantee in favor of the Macau government to support Wynn Macau SA's legal and contractual obligations under the Gaming Concession Contract.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of "markers" to approved casino customers following investigations of creditworthiness.

Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are recorded at amortized cost. Casino receivables primarily consist of credit issued to patrons in the form of markers. The Company issues credit based on factors such as level of play and financial resources, following background and credit checks. The casino credit extended by the Company is generally unsecured and due on demand.

An estimated allowance for credit losses is maintained to reduce the Company's receivables to their carrying amount, which reflects the net amount the Company expects to collect. The allowance estimate reflects specific review of customer accounts taking into consideration the amount owed, the age of the account, the customer's financial condition, management's experience with historical and current collection trends, current economic and business conditions, and management's expectations of future economic and business conditions and forecasts. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received.

Inventories

Inventories consist of retail merchandise and food and beverage items, which are stated at the lower of cost or net realizable value, and certain operating supplies. Cost is determined by the first-in, first-out, weighted average and specific identification methods.

Property and Equipment

Purchases of property and equipment are stated at cost, and when placed into service, are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

	Estimated Useful Life in Years
Buildings and improvements	10 - 45
Land improvements	10 - 45
Furniture, fixtures and equipment	3 - 20
Leasehold interest in land	25
Airplanes	20

Costs related to improvements are capitalized, while costs of repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in property charges and other.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the tangible and intangible assets acquired and the liabilities assumed. Goodwill is not amortized, but rather is subject to an annual impairment test.

The Company tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that this asset may be impaired. The Company's test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds its carrying amount, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than its carrying amount, goodwill impairment is recorded equal to the difference between the carrying amount of the reporting unit and its fair value, not to exceed the carrying amount of goodwill.

Intangible Assets other than Goodwill

The Company's intangible assets other than goodwill consist primarily of finite-lived intangible assets, including its Macau gaming concession and Massachusetts gaming license. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Company's indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually.

Long-Lived Assets

Long-lived assets, which are to be held and used, including finite-lived intangible assets and property and equipment, are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

Leases

Lessee Arrangements

The Company is the lessee under non-cancelable real estate and equipment leases. The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

Finance and operating lease assets and liabilities are measured and recorded upon lease commencement at the present value of the future minimum lease payments. The Company combines lease and nonlease components in its determination of minimum lease payments, except for certain asset classes that have significant nonlease components. As the interest rate implicit in its leases is not readily determinable, the Company uses its incremental borrowing rate as the discount rate to determine the present value of lease payments. Lease terms include options to extend the lease when it is reasonably certain that such option will be exercised. The Company's triple-net operating lease related to Encore Boston Harbor contains a renewal period at the Company's option, which is not considered to be reasonably certain of being exercised. Many of the Company's leases include fixed rental escalation clauses that are factored into the determination of lease payments. A lessee is required to classify a lease as a finance lease if, among other factors, (1) the term is for the major part of the remaining economic life of the underlying asset or 2) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying asset. For operating leases, lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. For finance leases, the Company records depreciation of the lease asset on a straight-line basis over the shorter of the lease term or useful life of the lease asset, and the lease liability accretes interest using the discount rate determined at lease commencement.The Company does not record an asset or liability for leases with a term of less than one year. Variable lease costs generally arise from changes in an index, such as the consumer price index. Variable lease costs are expensed as incurred and are not included in the determination of lease assets or liabilities.

For sale-leaseback arrangements, such as the EBH Transaction, the Company is required to determine whether the transaction qualifies as a sale, which includes assessing whether a contract exists and if so, whether control has passed to the counterparty in the contract. Control indicators include, but are not limited to, whether the entity has a present right to payment for the asset, whether the customer has legal title to the asset, whether the entity has transferred physical possession of the asset, whether the customer has significant risks and rewards of ownership of the asset, and whether the customer has accepted the asset. If it is determined that a sale has occurred, the Company recognizes an operating or finance lease based on the factors outline in the preceding paragraph. A finance lease would preclude sale accounting.

Lessor Arrangements

The Company is the lessor under non-cancelable operating leases for retail and food and beverage outlet space at its integrated resorts, which represents approximately 105,000, 60,000, 174,000, and 39,000 square feet of space at Wynn Palace, Wynn Macau, Wynn Las Vegas, and Encore Boston Harbor, respectively. The lease arrangements generally include minimum base rent and contingent rental clauses based on a percentage of net sales. Generally, the terms of the leases range between five and 10 years. The Company records revenue on a straight-line basis over the term of the lease, and recognizes revenue for contingent rentals when the contingency has been resolved. The Company has elected to combine lease and nonlease components for the purpose of measuring lease revenue.

Debt Issuance Costs

Direct and incremental costs and original issue discounts and premiums incurred in connection with the issuance of long-term debt are deferred and amortized to interest expense using the effective interest method or, if the amounts approximate the effective interest method, on a straight-line basis. Debt issuance costs incurred in connection with the issuance of the Company's revolving credit facilities are presented in noncurrent assets on the Consolidated Balance Sheets. All other debt issuance costs are presented as a direct reduction of long-term debt on the Consolidated Balance Sheets. Approximately $29.4 million, $27.0 million, and $28.9 million was amortized to interest expense during the years ended December 31, 2022, 2021, and 2020, respectively.

Derivative Financial Instruments

The Company has an interest rate collar to manage interest rate exposure on its Retail Term Loan (as defined in Note 7, "Long-Term Debt"). The Company measures the fair value of the interest rate collar at each balance sheet date based on a Black-Scholes option pricing model, which incorporates observable market inputs such as market volatility and interest rates. The fair value of the interest rate collar is recognized as an asset or liability at each balance sheet date, with changes in fair value recorded in earnings as the Company's interest rate collar does not qualify for hedge accounting. The fair value approximates the amount the Company would pay if the interest rate collar was settled at the respective valuation date.

Revenue Recognition

The Company's revenue from contracts with customers primarily consists of casino wagers and sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company applies a practical expedient by accounting for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through games promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wager, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for points earned under the Company's loyalty programs.

For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company's control and discretion and supplied by third parties are recorded as an operating expense.

The Company offers loyalty programs at each of its resorts. Customers earn points based on their level of table games and slots play, which can be redeemed for slots free play, gifts and complimentary goods or services provided by the Company. For casino transactions that include points earned under the Company's loyalty programs, the Company defers a portion of the revenue by recording the estimated standalone selling price of the earned points that are expected to be redeemed as a liability.

Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of points with third parties, the redemption amount is deducted from the liability and paid directly to the third party with any difference between the amount paid and the stand-alone selling price recorded as Entertainment, retail and other revenue in the accompanying Consolidated Statements of Operations.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Company's loyalty programs, the residual amount is recorded as casino revenue when the wager is settled.

The transaction price for rooms, food and beverage, entertainment, retail and other transactions is the net amount collected from the customer for such goods and services and is recorded as revenue when the goods are provided, services are performed or events are held. Sales tax and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are performance obligations that are recorded as customer deposits until services are provided to the customer. Revenues from contracts with multiple goods or services are allocated to each good or service based on its relative standalone selling price. As previously noted, Entertainment, retail and other revenue also includes lease revenue, which is recognized in accordance with the relevant accounting principles.

Gaming Taxes

The Company is subject to taxes based on gross gaming revenues in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are recorded as casino expenses in the accompanying Consolidated Statements of Operations. These taxes totaled $526.3 million, $830.4 million, and $527.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $148.6 million, $250.6 million, and $28.3 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Pre-opening Expenses

Pre-opening expenses represent personnel, advertising, and other costs incurred prior to the opening of new ventures and are expensed as incurred. During the year ended December 31, 2022, the Company incurred pre-opening expenses primarily in connection with reconfiguring the theater space at Wynn Las Vegas to host an all-new, exclusive theatrical production, *Awakening*, which premiered in November 2022. During the year ended December 31, 2021, the Company incurred pre-opening expenses primarily in connection with restaurant remodels at our Las Vegas Operations. During the year ended December 31, 2020, the Company incurred pre-opening expenses primarily in connection with restaurant remodels at our Las Vegas Operations and the meeting and convention expansion at Wynn Las Vegas, which opened in February 2020.

Income Taxes

The Company is subject to income taxes in the U.S. and foreign jurisdictions where it operates. Accounting standards require the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities generally is recognized in the results of operations in the period that includes the enactment date. Accounting standards also require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not; otherwise, a valuation allowance is applied.

The Company's income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities in the locations where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Uncertain tax position accounting standards apply to all tax positions related to income taxes. These accounting standards utilize a two-step approach for evaluating tax positions. If a tax position, based on its technical merits, is deemed more likely than not to be sustained, then the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

As applicable, the Company will recognize accrued penalties and interest related to unrecognized tax benefits in the provision for income taxes.

Foreign Currency

Gains or losses from foreign currency remeasurements are included in Other income (expense) in the accompanying Consolidated Statements of Operations. Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date and income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive loss.

Comprehensive Loss and Accumulated Other Comprehensive Income (Loss)

Comprehensive loss includes net loss and all other non-stockholder changes in equity or other comprehensive loss. Components of the Company's comprehensive loss are reported in the accompanying Consolidated Statements of Stockholders' Equity (Deficit) and Consolidated Statements of Comprehensive Loss.

Fair Value Measurements

The Company measures certain of its financial assets and liabilities, at fair value on a recurring basis pursuant to accounting standards for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include:

- **Level 1** - Observable inputs such as quoted prices in active markets.

- **Level 2** - Inputs other than quoted prices in active markets that are either directly or indirectly observable.

- **Level 3** - Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with accounting standards, which require the compensation cost relating to share-based payment transactions be recognized in the Company's Consolidated Statements of Operations. The cost is measured at the grant date, based on the estimated fair value of the award using the Black-Scholes option pricing model for stock options, and based on the closing share price of the Company's stock on the grant date for nonvested share awards. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on implied and historical factors related to the Company's common stock. The risk-free interest rate used for each period presented is based on the U.S. Treasury yield curve for stock options issued under the Wynn Resorts Omnibus Plan and Wynn Interactive Omnibus Plan (as defined and discussed in Note 12, "Stock-Based Compensation") and the Hong Kong Exchange Fund rates for stock options issued under the Share Option Plan (as defined in Note 12, "Stock-Based Compensation"), both at the time of grant for the period equal to the expected term. Expected term represents the weighted average time between the option's grant date and its exercise date. The Company uses historical award exercise activity and termination activity in estimating the expected term for the Omnibus Plan and Share Option Plan. The cost is recognized as an expense on a straight-line basis over the employee's requisite service period (the vesting period of the award), and forfeitures are recognized as they occur. The Company's stock-based employee compensation arrangements are more fully discussed in Note 12, "Stock-Based Compensation."

Recently Issued Accounting Standards

The Company's management has evaluated all of the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies through the filing date of these financial statements and does not believe the future adoption of any such pronouncements will have a material effect on the Company's financial position, results of operations and cash flows.

Note 3 - Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	December 31,	
	2022	2021
Cash and cash equivalents:		
Cash (1)	$ 1,699,583	$ 2,021,553
Cash equivalents (2)	1,950,857	500,977
Total cash and cash equivalents	**3,650,440**	**2,522,530**
Restricted cash (3)	132,550	8,537
Total cash, cash equivalents and restricted cash	**$ 3,782,990**	**$ 2,531,067**

(1) Cash consists of cash on hand and bank deposits.
(2) Cash equivalents consist of bank time deposits and money market funds.
(3) Restricted cash consists of cash subject to certain contractual restrictions, cash collateral associated with obligations and cash held in a trust in accordance with WML's share award plan, and as of December 31, 2022 includes $124.5 million in the form of a first demand bank guarantee in favor of the Macau government to support Wynn Macau SA's legal and contractual obligations through the term of the Gaming Concession Contract.

The following table disclose the supplemental cash flow disclosures of the Company (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cash paid for interest, net of amounts capitalized	$ 618,395	$ 581,650	$ 463,458
Capitalized stock-based compensation	$ 3,246	$ 5,058	$ 2,212
Cash paid for income taxes	$ 5,290	$ 1,749	$ 1,433
Finance lease liabilities arising from obtaining finance lease assets	$ 5,906	$ 7,423	$ 56,215
Liability settled with shares of common stock	$ 9,287	$ 6,272	$ 6,720
Accounts and construction payables related to property and equipment	$ 64,861	$ 52,647	$ 62,956
Other liabilities related to intangible assets	$ 4,220	$ 5,417	$ 13,822
Financing costs included in accounts payable and other liabilities	$ —	$ 290	$ 3,116
Dividends payable on unvested restricted stock included in other accrued liabilities	$ 229	$ 1,846	$ 3,564

Note 4 - Receivables, net

Receivables, net consisted of the following (in thousands):

	December 31,	
	2022	2021
Casino	$ 171,893	$ 199,030
Hotel	35,654	36,749
Other	87,328	75,003
	294,875	310,782
Less: allowance for credit losses	(78,842)	(111,319)
	$ 216,033	$ 199,463

As of December 31, 2022 and 2021, approximately 57.6% and 70.3%, respectively, of the Company's markers were due from customers residing outside the United States, primarily in Asia. Business or economic conditions or other significant events in the countries in which the Company's customers reside could affect the collectability of such receivables.

The Company's allowance for casino credit losses was 43.2% and 53.7% of gross casino receivables as of December 31, 2022 and 2021, respectively. Although the Company believes that its allowance is adequate, it is possible the estimated amounts of cash collections with respect to receivables could change. The Company's allowance for credit losses from its hotel and other receivables is not material.

The following table shows the movement in the Company's allowance for credit losses recognized for receivables that occurred during the period (in thousands):

	December 31,	
	2022	2021
Balance at beginning of year	$ 111,319	$ 100,329
Provision for credit losses	(7,295)	29,487
Write-offs	(30,100)	(19,898)
Recoveries of receivables previously written-off	4,987	1,661
Effect of exchange rate	(69)	(260)
Balance at end of period	**$ 78,842**	**$ 111,319**

Note 5 - Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2022	2021
Buildings and improvements	$ 8,363,427	$ 9,785,514
Land and improvements	1,195,717	1,278,010
Furniture, fixtures and equipment	3,165,659	3,067,793
Airplanes	110,623	110,623
Construction in progress	112,034	250,378
	12,947,460	**14,492,318**
Less: accumulated depreciation	(6,051,400)	(5,727,010)
	$ 6,896,060	**$ 8,765,308**

As of December 31, 2022, construction in progress consisted primarily of costs capitalized for various capital enhancements at the Company's properties. As of December 31, 2021, construction in progress consisted primarily of costs capitalized for various capital enhancements at the Company's properties, including the Wynn Las Vegas room remodel.

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $652.1 million, $685.7 million, and $699.6 million, respectively.

Encore Boston Harbor Real Estate Sale

Upon closing of the EBH Transaction in December 2022, the Company received cash proceeds of approximately $1.70 billion in exchange for the sale of certain real estate assets associated with Encore Boston Harbor. In connection with the sale, the Company recognized a gain of $182.0 million in the fourth quarter of 2022.

Macau Operations Property Transfer Agreements

In December 2022, in accordance with the requirements of the Macau Gaming Law, Wynn Macau SA and Palo Real Estate Company Limited ("Palo"), a subsidiary of Wynn Macau SA, entered into agreements (collectively, the "Property Transfer Agreements") with the Macau government, pursuant to which Wynn Macau SA and Palo transferred the casino areas and gaming equipment of the Company's Macau Operations to the Macau government without compensation on December 31, 2022, and the Macau government agreed to transfer such casino areas and gaming equipment back to Wynn Macau SA as of January 1, 2023, for its use in the operation of games of chance at Wynn Macau and Wynn Palace as permitted under the Gaming Concession Contract through December 31, 2032. In exchange for the use of such assets, Wynn Macau SA has agreed to make certain payments as outlined in Note 17, "Commitments and Contingencies." As the Company expects to continue to operate the casino areas and gaming equipment at its Macau Operations in the same manner as under the previous concession, obtain substantially all of the economic benefits, and bear all of the risks arising from the use of these assets, and believes it will be awarded a new concession upon the expiration of the Gaming Concession Contract, the Company will continue to recognize the casino areas and gaming equipment as property and equipment over their remaining estimated useful lives.

Note 6 - Goodwill and Intangible Assets, net

Goodwill and intangible assets, net consisted of the following (in thousands):

	December 31,	
	2022	2021
Finite-lived intangible assets:		
Macau gaming concession	$ 48,304	$ 42,300
Less: accumulated amortization	(48,304)	(41,114)
	—	1,186
Massachusetts gaming license	117,700	117,700
Less: accumulated amortization	(27,638)	(19,791)
	90,062	97,909
Other finite-lived intangible assets	65,194	76,317
Less: accumulated amortization	(8,920)	(5,969)
	56,274	70,348
Total finite-lived intangible assets	**146,336**	**169,443**
Indefinite-lived intangible assets:		
Water rights and other	8,397	8,397
Total indefinite-lived intangible assets	**8,397**	**8,397**
Goodwill:		
Balance at beginning of year	129,738	144,095
Foreign currency translation	(1,457)	(4,103)
Impairment	(37,761)	(10,254)
Balance end of period	90,520	129,738
Total goodwill and intangible assets, net	**$ 245,253**	**$ 307,578**

The Massachusetts gaming license is a finite-lived intangible asset that is being amortized over the 15 year life of the license. The Company expects that amortization of the Massachusetts gaming license will be $7.8 million each year from 2023 through 2033, and $3.7 million in 2034.

Other finite-lived intangible assets primarily consist of market access fees and gaming license fees. Market access fees relate to fees paid to gaming operators and other strategic partners that are approved or pending regulatory approval by a state's regulator to operate online casino wagering and online sports betting in certain jurisdictions. The Company amortizes market access fees over their stated contractual term, which is typically ten years. The Company expects that amortization of Other intangible assets will be $6.2 million in 2023, $4.9 million each year in 2024 and 2025, $4.1 million in 2026, $3.9 million in 2027, and $15.1 million thereafter.

During the year ended December 31, 2022, as a result of changes in forecasts and other industry-specific factors and management's decision to cease the operations of Betbull Limited ("BetBull"), a subsidiary of Wynn Interactive, the Company recognized impairment of goodwill and other finite-lived intangible assets of $37.8 million and $10.3 million, respectively. On November 12, 2021, Wynn Resorts announced the termination of a previously announced agreement and plan of merger which contemplated the combination of Wynn Interactive and a special purpose acquisition company. The Company concluded that the termination of the agreement constituted a potential indicator of impairment, and as a result of revisiting its estimated fair value of the reporting units comprising Wynn Interactive based on a combination of the income and market approaches, recognized goodwill impairment of $10.3 million during the year ended December 31, 2021. Impairment of goodwill and intangible assets is recorded in Property charges and other in the accompanying Consolidated Statements of Operations.

Note 7 - Long-Term Debt

Long-term debt consisted of the following (in thousands):

	December 31,	
	2022	**2021**
Macau Related:		
WM Cayman II Revolver, due 2025 (1)	$ 1,500,473	$ 1,287,766
WML 4 7/8% Senior Notes, due 2024	600,000	600,000
WML 5 1/2% Senior Notes, due 2026	1,000,000	1,000,000
WML 5 1/2% Senior Notes, due 2027	750,000	750,000
WML 5 5/8% Senior Notes, due 2028	1,350,000	1,350,000
WML 5 1/8% Senior Notes, due 2029	1,000,000	1,000,000
U.S. and Corporate Related:		
WRF Credit Facilities (2):		
WRF Term Loan, due 2024	837,500	887,500
WLV 4 1/4% Senior Notes, due 2023	500,000	500,000
WLV 5 1/2% Senior Notes, due 2025	1,780,000	1,780,000
WLV 5 1/4% Senior Notes, due 2027	880,000	880,000
WRF 7 3/4% Senior Notes, due 2025	600,000	600,000
WRF 5 1/8% Senior Notes, due 2029	750,000	750,000
Retail Term Loan, due 2025 (3)	615,000	615,000
	12,162,973	12,000,266
Less: Unamortized debt issuance costs and original issue discounts and premium, net	(46,114)	(65,720)
	12,116,859	11,934,546
Less: Current portion of long-term debt	(547,543)	(50,000)
Total long-term debt, net of current portion	**$ 11,569,316**	**$ 11,884,546**

(1) The borrowings under the WM Cayman II Revolver bear interest at LIBOR or HIBOR plus a margin of 1.875% to 2.875% per annum based on WM Cayman II's leverage ratio on a consolidated basis, subject to a floor on the interest rate margin of 2.625% per annum through June 30, 2023. Approximately $312.5 million and $1.19 billion of the WM Cayman II Revolver bears interest at a rate of LIBOR plus 2.875% per year and HIBOR plus 2.875% per year, respectively. As of December 31, 2022 and 2021, the weighted average interest rate was approximately 7.30% and 2.80%, respectively. As of December 31, 2022, the WM Cayman II Revolver was fully drawn.

(2) The WRF Credit Facilities bear interest at a rate of LIBOR plus 1.75% per year. As of December 31, 2022 and 2021, the weighted average interest rate was 6.14% and 1.86%, respectively. Additionally, as of December 31, 2022, the available borrowing capacity under the WRF Revolver was $837.0 million, net of $13.0 million in outstanding letters of credit. The Company repaid $716.0 million of the outstanding borrowings under the WRF Revolver in February 2021.

(3) The Retail Term Loan bears interest at a rate of LIBOR plus 1.70% per year. As of December 31, 2022 and 2021, the effective interest rate was 5.45% and 2.70%, respectively.

Macau Related Debt

WM Cayman II Revolver

On September 16, 2021, WM Cayman Holdings Limited II, an indirect wholly owned subsidiary of WML, as borrower ("WM Cayman II") and WML as guarantor, each an indirect subsidiary of Wynn Resorts, entered into a facility agreement with, among others, Bank of China Limited, Macau Branch as agent and a syndicate of lenders (the "Facility Agreement"), pursuant to which the lenders will make available in an aggregate amount of $1.50 billion equivalent revolving unsecured credit facility consisting of one tranche in an amount of $312.5 million and one tranche in an amount of HK$9.26 billion (approximately $1.19 billion) to WM Cayman II (the "WM Cayman II Revolver"). WM Cayman II has the ability to upsize the total WM Cayman II Revolver by an additional $1.00 billion equivalent under the Facility Agreement and related agreements upon the satisfaction of various conditions.

The final maturity of all outstanding loans under the WM Cayman II Revolver is September 16, 2025, by which time any outstanding borrowings from the WM Cayman II Revolver must be repaid.

On May 5, 2022, WM Cayman II and its lenders agreed to waive certain financial covenants in the Facility Agreement under the WM Cayman II Revolver in respect of the relevant periods ending on the following applicable test dates: (a) June 30, 2022; (b) September 30, 2022; (c) December 31, 2022; and (d) March 31, 2023; and to provide for a floor on the interest rate margin of 2.625% per annum through June 30, 2023. WML, as guarantor, may be subject to certain restrictions on payments of dividends or distributions to its shareholders, unless certain financial criteria have been satisfied through the Facility Agreement.

WML Senior Notes

During 2020, WML issued $1.00 billion of 5 1/2% Senior Notes due 2026 and $1.35 billion of 5 5/8% Senior Notes due 2028 (the "2026 and 2028 WML Senior Notes" and collectively with the WML 4 7/8% Senior Notes, due 2024, the WML 5 1/2% Senior Notes, due 2027, and the WML 5 1/8% Senior Notes, due 2029, the "WML Senior Notes"). The Company used the proceeds from the 2026 and 2028 WML Senior Notes to facilitate repayments on the Wynn Macau Credit Facilities and for general corporate purposes. The WML Senior Notes bear interest at each of their respective interest rates and interest is payable semi-annually. In connection with the issuance of the 2026 and 2028 WML Senior Notes, the Company paid fees and expenses totaling $20.7 million, which were recorded as debt issuance costs within the Consolidated Balance Sheets.

The WML Senior Notes are WML's general unsecured obligations and rank pari passu in right of payment with all of WML's existing and future senior unsecured indebtedness, will rank senior to all of WML's future subordinated indebtedness, if any; will be effectively subordinated to all of WML's future secured indebtedness to the extent of the value of the assets securing such debt; and will be structurally subordinated to all existing and future obligations of WML's subsidiaries, including the WM Cayman II Revolver. The WML Senior Notes are not registered under the Securities Act of 1933, as amended (the "Securities Act") and the WML Notes are subject to restrictions on transferability and resale.

The WML Senior Notes were issued pursuant to indentures between WML and Deutsche Bank Trust Company Americas, as trustee (the "WML Senior Notes Indentures"). The WML Senior Notes Indentures contain covenants limiting WML's (and certain of its subsidiaries') ability to, among other things: merge or consolidate with another company; transfer or sell all or substantially all of its properties or assets; and lease all or substantially all of its properties or assets. The WML Senior Notes Indentures also contain customary events of default. In the case of an event of default arising from certain events of bankruptcy or insolvency, all WML Senior Notes then outstanding will become due and payable immediately without further action or notice.

Upon the occurrence of (a) any event after which none of WML or any subsidiary of WML has the applicable gaming concessions or authorizations in Macau in substantially the same manner and scope as WML and its subsidiaries are entitled to at the date on which each of the WML Senior Notes are issued, for a period of 10 consecutive days or more, and such event has a material adverse effect on WML and its subsidiaries, taken as a whole; or (b) the termination or modification of any such concessions or authorizations which has a material adverse effect on WML and its subsidiaries, taken as a whole, each holder of the WML Senior Notes will have the right to require WML to repurchase all or any part of such holder's WML Senior Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest. If WML undergoes a Change of Control (as defined in the WML Senior Notes Indentures), it must offer to repurchase the WML Senior Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest.

U.S. and Corporate Related Debt

WRF Credit Facilities

During 2019, WRF entered into a credit agreement (the "WRF Credit Agreement") providing for a first lien term loan facility in an aggregate principal amount of $1.00 billion (the "WRF Term Loan") and a first lien revolving credit facility in an aggregate principal amount of $850.0 million (the "WRF Revolver" and together with the WRF Term Loan, the "WRF Credit Facilities"). WRF used the net proceeds from the WRF Term Loan and the 2029 WRF Senior Notes (as defined below) to refinance the existing Wynn America credit facilities and the Wynn Resorts term loan and to pay related fees and expenses.

Subject to certain exceptions, the WRF Credit Facilities bear interest at LIBOR plus 1.75% per annum. The annual fee required to pay for unborrowed amounts under the WRF Revolver, if any, is 0.25% per annum. The Company is required to make quarterly repayments on the WRF Term Loan of $12.5 million, with any remaining principal amount outstanding repayable in full on September 20, 2024.

The WRF Credit Agreement contains customary representations and warranties, events of default and negative and affirmative covenants, including, but not limited to, covenants that restrict our ability to pay dividends or distributions to any direct or indirect subsidiaries, to incur and/or repay indebtedness, to make certain restricted payments, and to enter into mergers and acquisitions, negative pledges, liens, transactions with affiliates, and sales of assets. In addition, WRF is subject to financial covenants, including maintaining a Consolidated First Lien Net Leverage Ratio, as defined in the WRF Credit Agreement. The Consolidated Senior Secured Net Leverage Ratio is not to exceed 3.75 to 1.00.

The WRF Credit Facilities are guaranteed by each of WRF's existing and future wholly owned domestic restricted subsidiaries (the "Guarantors"), subject to certain exceptions, and are secured by a first priority lien on substantially all of WRF's and each of the guarantors' existing and future property and assets, subject to certain exceptions, including a limitation on the amount of collateral granted by Wynn Las Vegas, LLC ("WLV") and its subsidiaries so as to not violate the indenture governing WLV's outstanding senior notes.

On April 10, 2020 and November 27, 2020, the WRF Credit Agreement was amended to, among other things, implement a financial covenant relief period (the "Financial Covenant Relief Period") through April 1, 2022 and implement a financial covenant increase period (the "Financial Covenant Increase Period") commencing on the first day after the expiration of the Financial Covenant Relief Period and ending on the first day of the fourth fiscal quarter after the expiration of the Financial Covenant Relief Period, unless earlier terminated by WRF. During the Financial Covenant Relief Period, the existing consolidated first lien net leverage ratio financial covenant was replaced with a minimum liquidity financial covenant that required WRF and its restricted subsidiaries to maintain liquidity of at least $325.0 million at all times (with liquidity being the sum of unrestricted operating cash, as defined in the WRF Credit Agreement, and the available borrowing capacity under the WRF Revolver). WRF terminated the Financial Covenant Relief Period during the first quarter of 2022. Following the termination of the Financial Covenant Relief Period, WRF may not permit the consolidated first lien net leverage ratio as of the last day of any fiscal quarter to exceed 3.75 to 1.00.

WRF Senior Notes

During 2020 and 2019, WRF and its subsidiary Wynn Resorts Capital Corp. (collectively with WRF, the "WRF Issuers"), each an indirect wholly owned subsidiary of the Company issued $600.0 million aggregate principal amount of 7 3/4% Senior Notes due 2025 (the "2025 WRF Senior Notes") and $750.0 million aggregate principal amount of 5 1/8% Senior Notes due 2029 (the "2029 WRF Senior Notes"), respectively. The Company used the proceeds from the 2025 Senior Notes for general corporate purposes. WRF used the net proceeds from the 2029 WRF Senior Notes to refinance the existing Wynn America credit facilities and the Wynn Resorts term loan and to pay related fees and expenses.

On February 16, 2023, the WRF Issuers issued $600.0 million aggregate principal amount of 7 1/8% Senior Notes due 2031 (the "2031 WRF Senior Notes," and collectively with the 2025 WRF Senior Notes and 2029 Senior Notes, the "WRF Senior Notes") pursuant to an indenture among the WRF Issuers, the guarantors party thereto, and the Trustee, in a private offering. The 2031 WRF Senior Notes were issued at par, for proceeds of $596.2 million, net of $3.8 million of related fees and expenses. Also on February 16, 2023, the WRF Issuers completed a cash tender offer for any and all of the outstanding principal amount of the 2025 WRF Senior Notes, and accepted for purchase valid tenders with respect to $506.5 million and paid a tender premium of $12.4 million. The Company used a portion of the net proceeds from the offering of the 2031 WRF

Senior Notes to purchase such tendered 2025 WRF Senior Notes and to pay related fees and expenses, and intends to use the remaining net proceeds for general corporate purposes.

The WRF Senior Notes were issued pursuant to indentures (the "WRF Indentures") among the WRF Issuers, the guarantors party thereto, and U.S. Bank National Association, as trustee (the "Trustee"). The WRF Senior Notes bear interest at each of their respective interest rates and interest is payable semi-annually.

The WRF Senior Notes are the WRF Issuers' senior unsecured obligations and rank pari passu in right of payment with the WLV Senior Notes (as defined below), and rank equally in right of payment with Wynn Las Vegas' guarantee of the WRF Credit Facilities, and rank senior in right of payment to all of the WRF Issuers' existing and future subordinated debt. The WRF Senior Notes are effectively subordinated in right of payment to all of the WRF Issuers' existing and future secured debt (to the extent of the value of the collateral securing such debt), and structurally subordinated to all of the liabilities of any of the WRF Issuers' subsidiaries that do not guarantee the WRF Senior Notes, including WML and its subsidiaries.

The WRF Senior Notes are jointly and severally guaranteed by each of WRF's existing domestic restricted subsidiaries that guarantee indebtedness under the WRF Credit Agreement, including Wynn Las Vegas, LLC and each of its subsidiaries that guarantees the WLV Senior Notes. The guarantees are senior unsecured obligations of the Guarantors and rank senior in right of payment to all of their future subordinated debt. The guarantees rank equally in right of payment with all existing and future liabilities of the Guarantors that are not so subordinated and will be effectively subordinated in right of payment to all of such Guarantors' existing and future secured debt (to the extent of the collateral securing such debt).

The WRF Indentures contains covenants that limit the ability of the WRF Issuers and the guarantors to, among other things, enter into sale-leaseback transactions, create or incur liens to secure debt, and merge, consolidate or sell all or substantially all of the WRF Issuers' assets. These covenants are subject to exceptions and qualifications set forth in the WRF Indentures. The WRF Indentures also contain customary events of default, including, but not limited to, failure to make required payments, failure to comply with certain covenants, certain events of bankruptcy and insolvency, and failure to pay certain judgments.

The WRF Senior Notes were offered pursuant to an exemption under the Securities Act of 1933, as amended (the "Securities Act"). The WRF Senior Notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. The WRF Senior Notes have not been and will not be registered under the Securities Act or under any state securities laws. Therefore, the WRF Senior Notes may not be offered or sold within the United States to, or for the account or benefit of, any United States person unless the offer or sale would qualify for a registration exemption from the Securities Act and applicable state securities laws.

WLV Senior Notes

Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp. ("Capital Corp." and together with Wynn Las Vegas, LLC, the "Issuers") issued $500.0 million 4 1/4% Senior Notes due 2023 (the "2023 WLV Senior Notes"), $1.80 billion 5 1/2% Senior Notes due 2025 (the "2025 WLV Senior Notes"), and $900.0 million 5 1/4% Senior Notes due 2027 (the 2027 WLV Senior Notes) pursuant to indentures, dated as of May 22, 2013 (the "2023 Indenture"), February 18, 2015 (the "2025 Indenture"), and May 11, 2017 (the "2027 Indenture"), respectively, among the Issuers, the Guarantors (as defined below) and the Trustee. The 2023 WLV Senior Notes, 2025 WLV Senior Notes, and 2027 WLV Senior Notes are collectively referred to as the "WLV Senior Notes." The 2023 Indenture, 2025 Indenture, and 2027 Indenture are collectively referred to as the "WLV Indentures."

The WLV Senior Notes are the WLV Issuers' senior unsecured obligations and each rank pari passu in right of payment. The WLV Senior Notes are unsecured, except by the first priority pledge by Wynn Las Vegas Holdings, LLC ("WLVH"), a direct wholly owned subsidiary of Wynn Resorts Finance, LLC, of its equity interests in Wynn Las Vegas, LLC. If Wynn Resorts receives an investment grade rating from one or more ratings agencies, the first priority pledge securing the WLV Senior Notes will be released.

The WLV Senior Notes are jointly and severally guaranteed by all of the Issuers' subsidiaries, other than Capital Corp., which was a co-issuer. The guarantees are senior unsecured obligations of the guarantors and rank senior in right of payment to all of their existing and future subordinated debt. The guarantees rank equally in right of payment with all existing and future liabilities of the guarantors that are not so subordinated and will be effectively subordinated in right of payment to all of such guarantors' existing and future secured debt (to the extent of the collateral securing such debt).

The WLV Indentures contain covenants limiting the WLV Issuers' and the guarantors' ability to create liens on assets to secure debt; enter into sale-leaseback transactions; and merge or consolidate with another company. These covenants are subject to a number of important and significant limitations, qualifications and exceptions.

Events of default under the WLV Indentures include, among others, the following: default for 30 days in the payment of interest when due on the WLV Senior Notes; default in payment of the principal or premium, if any, when due on the WLV Senior Notes; failure to comply with certain covenants in the WLV Indentures; and certain events of bankruptcy or insolvency. In the case of an event of default arising from certain events of bankruptcy or insolvency with respect to the WLV Issuers or any guarantor, all WLV Senior Notes then outstanding will become due and payable immediately without further action or notice.

In 2018, Wynn Resorts purchased $20.0 million principal amount of the 2025 WLV Senior Notes and 2027 WLV Senior Notes, respectively through open market purchases. As of December 31, 2022, Wynn Resorts holds this debt and has not contributed it to its wholly owned subsidiary, Wynn Las Vegas, LLC.

The WLV Issuers and certain of their subsidiaries will guarantee and secure their obligation under the WRF Credit Facilities with liens on substantially all of their assets, with such liens limiting the amount of such obligations secured to 15% of their total assets.

The WLV Senior Notes were offered pursuant to an exemption under the Securities Act only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. The WLV Senior Notes have not been and will not be registered under the Securities Act or under any state securities laws. Therefore, the WLV Senior Notes may not be offered or sold within the United States to, or for the account or benefit of, any United States person unless the offer or sale would qualify for a registration exemption from the Securities Act and applicable state securities laws.

Retail Term Loan

On July 25, 2018, and as amended on May 5, 2020, Wynn/CA Plaza Property Owner, LLC and Wynn/CA Property Owner, LLC (collectively, the "Retail Borrowers"), subsidiaries of the Retail Joint Venture, entered into a term loan agreement (as amended, the "Retail Term Loan Agreement").

The Retail Term Loan Agreement provides for a term loan facility to the Retail Borrowers of $615.0 million (the "Retail Term Loan"). The Retail Term Loan is secured by substantially all of the assets of the Retail Borrowers. The Retail Term Loan matures on July 24, 2025 and bears interest at a rate of LIBOR plus 1.70% per annum. In accordance with the Retail Term Loan Agreement, the Retail Borrowers entered into an interest rate collar agreement with a LIBOR floor of 1.00% and a ceiling of 3.75%. The Retail Borrowers distributed approximately $589 million of the net proceeds of the Retail Term Loan to their members on a proportionate basis to each member's ownership percentage. The Retail Borrowers may prepay the Retail Term Loan, in whole or in part, at any time with no premium above the principal amount.

The Retail Term Loan Agreement contains customary representations and warranties, events of default and affirmative and negative covenants for debt facilities of this type, including, among other things, limitations on leasing matters, incurrence of indebtedness, distributions and transactions with affiliates. The Retail Term Loan Agreement also provides for customary sweeps of the Retail Borrowers' excess cash in the event of a default or in the event the Retail Borrowers fail to maintain certain financial ratios as defined in the Retail Term Loan Agreement. In addition, the Company will indemnify the lenders under the Retail Term Loan and be liable, in each case, for certain customary environmental and non-recourse carve out matters pursuant to a hazardous materials indemnity agreement and a recourse indemnity agreement, each entered into concurrently with the execution of the Retail Term Loan Agreement.

In accordance with the terms of the Retail Term Loan Agreement, the Retail Borrowers entered into a five year interest rate collar with a notional value of $615.0 million for a cash payment of $3.9 million in July 2018. The interest rate collar establishes a range whereby the Retail Borrowers will pay the counterparty if one-month LIBOR falls below the established floor rate of 1.00%, and the counterparty will pay the Retail Borrowers if one-month LIBOR exceeds the ceiling rate of 3.75%. The interest rate collar settles monthly through the termination date in August 2024. No payments or receipts are exchanged on interest rate collar contracts unless interest rates rise above or fall below the pre-determined ceiling or floor rate, respectively. The Company measures the fair value of the interest rate collar at each balance sheet date based on a Black-Scholes option pricing model, which incorporates observable market inputs such as market volatility and interest rates, with changes in fair value recorded in earnings. As of December 31, 2022, the fair value of the interest rate collar was an asset of $10.4 million, of which $6.7 million was recorded in Prepaid expenses and other, and $3.7 million was recorded in Other assets in the accompanying Consolidated Balance Sheets. As of December 31, 2021, the fair value of the interest rate collar was a liability of $5.5 million, of which $3.9 million was recorded in Other accrued liabilities and $1.6 million was recorded in Other long-term liabilities in the accompanying Consolidated Balance Sheets.

Debt Covenant Compliance

As of December 31, 2022, management believes the Company was in compliance with all debt covenants.

Scheduled Maturities of Long-Term Debt

Scheduled maturities of long-term debt as of December 31, 2022 were as follows (in thousands):

Years Ending December 31,	
2023	$ 550,000
2024	1,387,500
2025	4,495,473
2026	1,000,000
2027	1,630,000
Thereafter	3,100,000
	12,162,973
Unamortized debt issuance costs and original issue discounts and premium, net	(46,114)
	$ 12,116,859

Fair Value of Long-Term Debt

The estimated fair value of the Company's long-term debt as of December 31, 2022 and 2021, was approximately $11.23 billion and $11.72 billion, respectively, compared to its carrying value, excluding debt issuance costs and original issue discount and premium, of $12.16 billion, and $12.00 billion, respectively. The estimated fair value of the Company's long-term debt is based on recent trades, if available, and indicative pricing from market information (Level 2 inputs).

Note 8 - Stockholders' Equity (Deficit)

Equity Repurchase Program

In April 2016, the Company's board of directors authorized an equity repurchase program of up to $1.00 billion, which may include repurchases by the Company of its common stock from time to time through open market purchases, privately negotiated transactions, and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. During the year ended December 31, 2022, the Company repurchased 2,956,331 shares of its common stock at average prices of $57.95 per share for an aggregate cost of $171.3 million under the equity repurchase program. Any shares repurchased pursuant to the equity repurchase program are held as treasury shares. During the year ended December 31, 2021, the Company did not repurchase any of its shares under the program. As of December 31, 2022, the Company had $628.8 million in repurchase authority remaining under the program.

Equity Offering

On February 11, 2021, the Company completed a registered public offering of 7,475,000 newly issued shares of its common stock, par value $0.01 per share, at a price of $115.00 per share for proceeds of $841.9 million, net of $17.7 million in underwriting discounts and commissions. The Company used the net proceeds from this equity offering for general corporate purposes, including the repayment of debt.

Dividends

During the first quarter of 2020, the Company paid a cash dividend of $1.00 per share. On May 6, 2020, the Company announced that it had suspended its quarterly dividend program due to the financial impact of the COVID-19 pandemic.

During the year ended December 31, 2020, the Company recorded $107.5 million as a reduction of retained earnings from cash dividends declared.

Noncontrolling Interests

Wynn Macau, Limited

In October 2009, WML, the developer, owner and operator of Wynn Macau and Wynn Palace, listed its ordinary shares of common stock on The Stock Exchange of Hong Kong Limited through an initial public offering. The Company currently owns approximately 72% of this subsidiary's common stock. The shares of WML were not and will not be registered under the Securities Act and may not be offered or sold in the United States absent a registration under the Securities Act, or an applicable exception from such registration requirements.

The WML board of directors concluded not to recommend the payment of a dividend with respect to the years ended December 31, 2022, 2021, and 2020 due to the financial impact of the COVID-19 pandemic. As such, WML paid no dividends during 2022, 2021, and 2020.

Retail Joint Venture

During the years ended December 31, 2022, 2021 and 2020, the Retail Joint Venture made aggregate distributions of $27.7 million, $18.8 million and $6.2 million, respectively, to its non-controlling interest holder. For more information on the Retail Joint Venture, see Note 18, "Retail Joint Venture."

During the year ended December 31, 2022, in exchange for cash consideration of $50.0 million, the Company sold to Crown Acquisitions Inc. a 49.9% interest in certain additional retail space contributed by the Company to the Retail Joint Venture. In connection with this transaction, the Company recorded $48.6 million of additional paid-in capital and $1.5 million of noncontrolling interest, within Contribution from noncontrolling interest in the accompanying Consolidated Statement of Stockholders' Deficit for the year ended December 31, 2022.

Note 9 - Fair Value Measurements

The following tables present assets and liabilities carried at fair value (in thousands):

	December 31, 2022	Fair Value Measurements Using:		
		Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 1,950,857	$ 490,683	$ 1,460,174	$ —
Restricted cash	$ 132,550	$ 6,891	$ 125,659	$ —
Interest rate collar	$ 10,408	$ —	$ 10,408	$ —

	December 31, 2021	Fair Value Measurements Using:		
		Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:				
Cash equivalents	$ 500,977	$ —	$ 500,977	$ —
Restricted cash	$ 8,537	$ 6,950	$ 1,587	$ —
Liabilities:				
Interest rate collar	$ 5,548	$ —	$ 5,548	$ —

Note 10 - Benefit Plans

Defined Contribution Plans

The Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its U.S. non-union employees in July 2000. The plan allows employees to defer, within prescribed limits, a percentage of their income on a pre-tax basis through contributions to this plan. The Company matches 50% of employee contributions, up to 6% of employees' eligible compensation. During the year ended December 31, 2022, 2021 and 2020, the Company recorded matching contribution expenses of $8.7 million, $8.0 million, and no contributions, respectively.

Wynn Macau SA also operates a defined contribution retirement benefit plan (the "Wynn Macau Plan"). Eligible employees are allowed to contribute 5% of their base salary to the Wynn Macau Plan and the Company matches any contributions. On July 1, 2019, the Company offered the option for the eligible Macau resident employees to join the non-mandatory central provident fund (the "CPF") system. Eligible Macau resident employees joining the Company from July 1, 2019 onwards have the option of enrolling in the CPF system while the Company's existing Macau resident employees who are currently members of the Wynn Macau Plan will be provided with the option of joining the CPF system or staying in the existing Wynn Macau Plan, which will continue to be in effect in parallel. The CPF system allows eligible employees to contribute 5% or more of their base salary to the CPF while the Company matches with a 5% of such salary as employer's contribution to the CPF. The Company's matching contributions vest to the employee at 10% per year with full vesting in ten years. The assets of the Wynn Macau Plan and the CPF are held separately from those of the Company in independently administered funds and overseen by the Macau government. Forfeitures of unvested contributions are used to reduce the Company's liability for its contributions payable. During the years ended December 31, 2022, 2021 and 2020, the Company recorded matching contribution expenses of $17.0 million, $17.2 million, and $19.5 million, respectively.

Multi-Employer Pension Plan

Wynn Las Vegas, LLC contributes to a multi-employer defined benefit pension plan for certain of its union employees under the terms of the collective-bargaining agreement with the Culinary Workers Union, Local 226, and Bartenders Union, Local 165, which expires July 31, 2023. The term of the collective-bargaining agreement was extended through Memoranda of Agreement that the Company and the Culinary and Bartenders' Unions entered into in April 2020 and January 2021, respectively. The legal name of the multi-employer pension plan is the Southern Nevada Culinary and Bartenders Pension Plan (the "Plan") (EIN: 88-6016617 Plan Number: 1). The Company recorded expenses of $13.5 million, $9.8 million, and $7.0 million for contributions to the Plan for the years ended December 31, 2022, 2021 and 2020, respectively. For the 2021 plan year, the most recent for which plan data is available, the Company's contributions were identified by the Plan to exceed 5% of total contributions for that year. Based on information the Company received from the Plan, it was certified to be in neither endangered nor critical status for the 2021 plan year. Risks of participating in a multi-employer plan differ from single-employer plans for the following reasons: (1) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers; (2) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; (3) if a participating employer stops participating, it may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability; and (4) if the plan is terminated by withdrawal of all employers and if the value of the nonforfeitable benefits exceeds plan assets and withdrawal liability payments, employers are required by law to make up the insufficient difference.

Note 11 - Customer Contract Liabilities

In providing goods and services to its customers, there is often a timing difference between the Company receiving cash and the Company recording revenue for providing services or holding events.

The Company's primary liabilities associated with customer contracts are as follows (in thousands):

	December 31, 2022	December 31, 2021	Increase/ (Decrease)	December 31, 2021	December 31, 2020	Increase/ (Decrease)
Casino outstanding chips and front money deposits (1)	$ 390,531	$ 352,830	$ 37,701	$ 352,830	$ 596,463	$ (243,633)
Advance room deposits and ticket sales (2)	85,019	55,438	29,581	55,438	29,224	26,214
Other gaming-related liabilities (3)	31,265	26,515	4,750	26,515	7,882	18,633
Loyalty program and related liabilities (4)	35,083	34,695	388	34,695	22,736	11,959
	$ 541,898	$ 469,478	$ 72,420	$ 469,478	$ 656,305	$ (186,827)

(1) Casino outstanding chips generally represent amounts owed to gaming promoters and customers for chips in their possession, and casino front money deposits represent funds deposited by customers before gaming play occurs. These amounts are included in customer deposits on the Consolidated Balance Sheets and may be recognized as revenue or redeemed for cash in the future.

(2) Advance room deposits and ticket sales represent cash received in advance for goods or services to be provided in the future. These amounts are included in customer deposits on the Consolidated Balance Sheets and will be recognized as revenue when the goods or services are provided or the events are held. Decreases in this balance generally represent the recognition of revenue and increases in the balance represent additional deposits made by customers. The deposits are expected to primarily be recognized as revenue within one year.

(3) Other gaming-related liabilities generally represent unpaid wagers primarily in the form of unredeemed slot, race and sportsbook tickets or wagers for future sporting events. The amounts are included in other accrued liabilities on the Consolidated Balance Sheets.

(4) Loyalty program and related liabilities represent the deferral of revenue until the loyalty points or other complimentaries are redeemed. The amounts are included in other accrued liabilities on the Consolidated Balance Sheets and are expected to be recognized as revenue within one year of being earned by customers.

Note 12 - Stock-Based Compensation

The Company has adopted equity plans that allow for grants of stock-based compensation awards. The following sections describe each of these plans.

Wynn Resorts, Limited 2014 Omnibus Incentive Plan (the "WRL Omnibus Plan")

On May 16, 2014, the Company adopted the WRL Omnibus Plan after approval from its stockholders, which was adopted for a period of 10 years. The WRL Omnibus Plan allows for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, and other share-based awards to eligible participants. The Company reserved 4,409,390 shares of its common stock for issuance under the WRL Omnibus Plan. On June 25, 2020, the Company's shareholders approved an amendment to the WRL Omnibus Plan that increases the shares authorized for issuance by 1,500,000 shares, for an aggregate number of shares authorized for issuance to 5,909,390 shares.

As of December 31, 2022, the Company had an aggregate of 2,322,022 shares of its common stock available for grant as share-based awards under the WRL Omnibus Plan.

Wynn Macau, Limited Share Option and Share Award Plans

The Company's majority-owned subsidiary, WML, has two stock-based compensation plans that provide awards based on shares of WML's common stock. The shares available for issuance under these plans are separate and distinct from the common stock of Wynn Resorts' share plan and are not available for issuance for any awards under the Wynn Resorts share plan.

WML Share Option Plan ("WML Share Option Plan")

WML adopted the WML Share Option Plan for the grant of stock options to purchase shares of WML to eligible directors and employees of WML and its subsidiaries. The WML Share Option Plan is administered by WML's Board of Directors, which has the discretion on the vesting and service requirements, exercise price, performance targets to exercise if applicable and other conditions, subject to certain limits.

The WML Share Option Plan was adopted for a period of 10 years commencing from May 30, 2019. The maximum number of shares which may be issued pursuant to the WML Share Option Plan is 519,695,860 shares. As of December 31, 2022, there were 496,951,860 shares available for issuance under the WML Share Option Plan.

WML Employee Share Ownership Scheme (the "WML Share Award Plan")

On June 30, 2014, WML adopted the WML Share Award Plan. The Share Award Plan allows for the grant of nonvested shares of WML's common stock to eligible employees. The WML Share Award Plan has been mandated under the plan to allot, issue and process the transfer of a maximum of 75,000,000 shares. As of December 31, 2022, there were 16,196,672 shares available for issuance under the WML Share Award Plan.

Wynn Interactive Ltd. 2020 Omnibus Incentive Plan (the "WIL Omnibus Plan")

On October 23, 2020, the Wynn Interactive board of directors adopted the WIL Omnibus Plan. The WIL Omnibus Plan, which is administered by the Wynn Interactive board of directors, allows for an aggregate number of shares totaling 101,419 for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, and other share-based awards to eligible participants. As of December 31, 2022, there were 9,171 shares available to grant under the WIL Omnibus Plan.

Stock Options

The summary of stock option activity for the year ended December 31, 2022 is presented below:

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value
WRL Omnibus Plan						
Outstanding as of January 1, 2022	23,700	$	80.42			
Granted	42,569	$	58.85			
Exercised	—	$	—			
Forfeited or expired	(10,000)	$	97.10			
Outstanding as of December 31, 2022	**56,269**	**$**	**61.14**	**2.47**	**$**	**1,200,294**
Fully vested and expected to vest as of December 31, 2022	56,269	$	61.14	2.47	$	1,200,294
Exercisable as of December 31, 2022	56,269	$	61.14	2.47	$	1,200,294
WML Share Option Plan						
Outstanding as of January 1, 2022	28,523,400	$	1.87			
Granted	4,784,000	$	0.60			
Exercised	—	$	—			
Forfeited or expired	(304,000)	$	2.44			
Outstanding as of December 31, 2022	**33,003,400**	**$**	**1.68**	**7.20**	**$**	**4,517,675**
Fully vested and expected to vest as of December 31, 2022	33,003,400	$	1.68	7.20	$	4,517,675
Exercisable as of December 31, 2022	14,549,600	$	2.19	5.51	$	413,900
WIL Omnibus Plan						
Outstanding as of January 1, 2022	90,634	$	1,143.48			
Granted	37,812	$	78.17			
Exercised	(4,356)	$	760.79			
Forfeited or expired	(44,207)	$	747.45			
Outstanding as of December 31, 2022	**79,883**	**$**	**878.27**	**8.10**	**$**	**—**
Fully vested and expected to vest as of December 31, 2022	79,883	$	878.27	8.10	$	—
Exercisable as of December 31, 2022	54,971	$	1,192.96	7.99	$	—

The following is provided for stock options under the Company's stock-based compensation plans (in thousands, except weighted average grant date fair value):

	Year Ended December 31,					
	2022		**2021**		**2020**	
WRL Omnibus Plan (1)						
Weighted average grant date fair value	$	18.56	$	—	$	—
WML Share Option Plan (2)						
Weighted average grant date fair value	$	0.26	$	0.26	$	0.54
Intrinsic value of stock options exercised	$	—	$	—	$	57
Cash received from the exercise of stock options	$	—	$	—	$	70
WIL Omnibus Plan (3)						
Weighted average grant date fair value	$	35.36	$	159.51	$	146.97
Intrinsic value of stock options exercised	$	1,241	$	—	$	—

(1) As of December 31, 2022, there was no unamortized compensation expense related to stock options.

(2) As of December 31, 2022, there was $5.9 million of unamortized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 2.40 years.

(3) As of December 31, 2022, there was $4.0 million of unamortized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 1.88 years.

Option Valuation Inputs

The fair value of stock options granted under the WRL Omnibus Plan was estimated on the date of grant using the following weighted average assumption:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected dividend yield	— %	— %	— %
Expected volatility	56.9 %	— %	— %
Risk-free interest rate	2.7 %	— %	— %
Expected term (years)	1.8	—	—

The fair value of stock options granted under WML's Share Option Plan was estimated on the date of grant using the following weighted average assumptions:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected dividend yield	1.3 %	2.9 %	4.7 %
Expected volatility	45.7 %	46.4 %	42.6 %
Risk-free interest rate	3.2 %	1.1 %	1.0 %
Expected term (years)	6.5	6.5	6.5

The fair value of stock options granted under the WIL Omnibus Plan was estimated on the date of grant using the following weighted average assumptions:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected dividend yield	— %	— %	— %
Expected volatility	47.5 %	50.0 %	50.0 %
Risk-free interest rate	2.93 %	0.60 %	0.61 %
Expected term (years)	5.1	6.3	6.5

Nonvested and performance nonvested shares

The summary of nonvested and performance nonvested share activity under the Company's stock-based compensation plans for the year ended December 31, 2022 is presented below:

	Shares		Weighted Average Grant Date Fair Value
WRL Omnibus Plan			
Nonvested as of January 1, 2022	901,628	$	118.09
Granted	692,234	$	62.34
Vested	(639,870)	$	91.37
Forfeited	(115,521)	$	115.97
Nonvested as of December 31, 2022	**838,471**	**$**	**93.18**
WML Share Award Plan			
Nonvested as of January 1, 2022	10,024,737	$	2.06
Granted	31,745,495	$	0.62
Vested	(18,604,189)	$	0.91
Forfeited	(2,847,597)	$	1.28
Nonvested as of December 31, 2022	**20,318,446**	**$**	**0.97**
WIL Omnibus Plan			
Nonvested as of January 1, 2022	4,040	$	3,150.00
Granted	16,669	$	449.92
Vested	(3,899)	$	508.97
Forfeited	(5,924)	$	1,361.38
Nonvested as of December 31, 2022	**10,886**	**$**	**37.20**

Certain members of the executive management team receive grants of nonvested share awards that are subject to service and performance conditions. Generally, these awards vest if certain fair share metrics (as approved by the Company's Compensation Committee of the Board of Directors) are attained over a one-, two-, or three-year performance period. The Company records expense for these awards if it determines that vesting is probable. At December 31, 2022, all performance nonvested awards were deemed to be probable of vesting; however, none of the performance criteria contingencies have been resolved. The activity for these performance nonvested shares is included in the table above.

The following is provided for the share awards under the Company's stock-based compensation plans (in thousands, except weighted average grant date fair value):

	Year Ended December 31,		
	2022	2021	2020
WRL Omnibus Plan			
Weighted average grant date fair value	$ 62.34	$ 108.68	$ 99.21
Fair value of shares vested	$ 52,965	$ 41,133	$ 34,068
WML Share Award Plan			
Weighted average grant date fair value	$ 0.62	$ 1.56	$ 1.86
Fair value of shares vested	$ 20,547	$ 4,771	$ 8,371

As of December 31, 2022, there was $40.1 million of unamortized compensation expense related to nonvested shares, which is expected to be recognized over a weighted average period of 2.09 years under the WRL Omnibus Plan. As of December 31, 2022, there was $11.1 million of unamortized compensation expense, which is expected to be recognized over a weighted average period of 2.96 years under the WML Share Award Plan.

Annual Incentive Bonus

Certain members of the Company's management team receive a portion of their annual incentive bonus in shares of the Company's stock. The number of shares is determined based on the closing stock price on the date the annual incentive bonus is settled. As the number of shares is variable, the Company records a liability for the fixed monetary amount over the service period. The Company recorded stock-based compensation expense associated with these awards of $6.6 million, $9.3 million and $5.7 million for each of the years ended December 31, 2022, 2021 and 2020, respectively. The Company settled its obligations for the 2022, 2021, and 2020 annual incentive bonuses by issuing 67,320, 108,224, and 58,058 of vested shares with a weighted-average grant date fair value of $98.61, $85.80, and $108.03, in January of the respective following year.

Compensation Cost

The total compensation cost for stock-based compensation plans was recorded as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Casino (1)	$ 12,401	$ 13,899	$ 8,538
Rooms	1,252	1,525	1,618
Food and beverage	2,417	3,264	3,189
Entertainment, retail and other (2)	10,964	19,978	432
General and administrative	40,593	56,572	48,477
Total stock-based compensation expense	**67,627**	**95,238**	**62,254**
Total stock-based compensation capitalized	3,246	5,058	2,212
Total stock-based compensation costs	**$ 70,873**	**$ 100,296**	**$ 64,466**

(1) In 2020, reflects the reversal of $3.3 million of compensation cost previously recognized for awards forfeited in connection with the departure of an employee.

(2) In 2021, reflects compensation cost of $2.7 million recognized in connection with the vesting of restricted stock performance awards.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized income tax benefits in the Consolidated Statements of Operations of $9.3 million, $14.9 million, and $9.3 million, respectively, related to stock-based compensation expense. Additionally, during the years ended December 31, 2022, 2021, and 2020, the Company realized tax benefits of $8.9 million, $8.0 million, and $3.7 million, respectively, related to stock option exercises and restricted stock vesting that occurred in those years.

Note 13 - Income Taxes

Consolidated income (loss) before taxes for United States ("U.S.") and foreign operations consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
United States	$ 339,513	$ (264,323)	$ (821,012)
Foreign	(1,039,549)	(747,193)	(941,263)
Total	**$ (700,036)**	**$ (1,011,516)**	**$ (1,762,275)**

The income tax provision (benefit) attributable to income before income taxes is as follows (in thousands):

| | December 31, | | |
	2022	2021	2020
Current			
U.S. Federal	$ 825	$ —	$ (2)
U.S. State	2,882	—	309
Foreign	2,510	2,746	1,879
Total	**6,217**	**2,746**	**2,186**
Deferred			
U.S. Federal	1,450	(176)	563,658
U.S. State	1,674	(20)	(1,095)
Foreign	(9)	(2,076)	(78)
Total	**3,115**	**(2,272)**	**562,485**
Total income tax provision (benefit)	**$ 9,332**	**$ 474**	**$ 564,671**

The reconciliation of the U.S. federal statutory tax rate to the actual tax rate is as follows:

| | December 31, | | |
	2022	2021	2020
U.S. Federal statutory rate	21.0 %	21.0 %	21.0 %
State tax	0.3 %	1.6 %	— %
Foreign tax credits, net of valuation allowance	12.5 %	0.7 %	(31.8)%
Non-taxable foreign income	(5.7)%	(3.0)%	(2.2)%
Foreign tax rate differential	(17.0)%	(9.4)%	(5.3)%
Valuation allowance, other	(3.1)%	(6.8)%	(11.1)%
Other, net	(9.3)%	(4.1)%	(2.6)%
Effective income tax rate	**(1.3)%**	**— %**	**(32.0)%**

Wynn Macau SA received a five year exemption from Macau's 12% Complementary Tax on casino gaming profits through December 31, 2020. In April 2020, Wynn Macau SA received an extension of the exemption from Macau's 12% Complementary Tax on casino gaming profits earned from January 1, 2021 to June 26, 2022. In September 2022, Wynn Macau SA received an extension of the exemption from the Complementary Tax on casino gaming profits through December 31, 2022. In December 2022, the Wynn Macau SA applied for an exemption from Complementary Tax on casino gaming profits commencing January 1, 2023. The application is subject to approval.

For the years ended December 31, 2022 and 2021, the Company did not have any casino gaming profits exempt from the Macau Complementary Tax. The Company's non-gaming profits remain subject to the Macau Complementary Tax and its casino winnings remain subject to the Macau special gaming tax and other levies in accordance with its concession agreement.

Wynn Macau SA also entered into an agreement with the Macau government that provides for an annual payment of MOP 12.8 million (approximately $1.6 million) as complementary tax otherwise due by stockholders of Wynn Macau SA on dividend distributions through 2020. In March 2021, the Company received an extension of its Macau dividend tax agreement, providing for a payment of MOP 12.8 million (approximately $1.6 million) for 2021 and MOP 6.3 million (approximately $0.8 million) for the period ending June 26, 2022. In December 2022, Wynn Macau SA applied for an extension of this agreement from June 27, 2022 through December 31, 2022, the date Concession Extension Agreement expired. The extension is subject to approval. As a result of the stockholder dividend tax agreements, income tax expense includes $1.6 million for each of the years ended December 31, 2022, 2021, and 2020.

The Macau special gaming tax is 35% of gross gaming revenue. U.S. tax laws only allow a foreign tax credit ("FTC") up to 21% of foreign source income. In February 2010, the Company and the IRS entered into a Pre-Filing Agreement ("PFA") providing that the Macau special gaming tax qualifies as a tax paid in lieu of an income tax and could be claimed as a U.S. FTC.

Accounting standards require recognition of a future tax benefit to the extent that realization of such benefit is more likely than not; otherwise, a valuation allowance is applied. During the years ended December 31, 2022 and 2021, the aggregate valuation allowance for deferred tax assets decreased $64.1 million and $485.4 million, respectively. The 2022 decrease is primarily related to utilization of FTCs and expiration of NOL carryforwards. The 2021 decrease is primarily related to the expiration of FTCs.

The Company recorded tax benefits resulting from the exercise of nonqualified stock options and the value of vested restricted stock and accrued dividends of $0.7 million, $1.9 million, and $1.2 million for the years ended December 31, 2022, 2021, and 2020, respectively, in excess of the amounts reported for such items as compensation costs under accounting standards related to stock-based compensation.

The tax effects of significant temporary differences representing net deferred tax assets and liabilities consisted of the following (in thousands):

	December 31,	
	2022	2021
Deferred tax assets—U.S.:		
Foreign tax credit carryforwards	$ 1,917,822	$ 2,000,145
Disallowed interest expense carryforward	164,676	154,530
Net operating loss carryforward	107,407	89,665
Lease liability	366,519	22,021
Property and Equipment	15,220	28,710
Receivables, inventories, accrued liabilities and other	16,610	21,714
Stock-based compensation	8,332	12,488
Other tax credit carryforwards	11,289	10,784
Intangibles and related other	25,423	28,038
Other	5,849	553
	2,639,147	2,368,648
Less: valuation allowance	(2,253,912)	(2,329,495)
	385,235	39,153
Deferred tax liabilities—U.S.:		
Leased asset	(366,519)	(22,021)
Prepaid insurance, maintenance and taxes	(14,138)	(14,271)
Property and equipment	(194)	(1,217)
Other	(7,612)	(1,749)
	(388,463)	(39,258)
Deferred tax assets—Foreign:		
Net operating loss carryforwards	109,114	99,873
Property and equipment	74,439	69,166
Pre-opening expenses	—	1,536
Other	3,688	6,060
	187,241	176,635
Less: valuation allowance	(183,290)	(171,768)
	3,951	4,867
Deferred tax liabilities—Foreign:		
Property and equipment	(2,628)	(3,352)
Intangibles	—	(77)
	(2,628)	(3,429)
Net deferred tax asset (liability)	$ (1,905)	$ 1,333

As of December 31, 2022, the Company had FTC carryforwards (net of uncertain tax positions) of $1.9 billion. Of this amount, $673.7 million will expire in 2023, $710.7 million in 2024, $47.2 million in 2025 and $486.2 million in 2027. The Company has a disallowed interest carryforward of $719.2 million which does not expire. As of December 31, 2022, the Company had U.S. federal tax loss carryforwards of $417.3 million. As of December 31, 2021, the Company had U.S. federal and state tax loss carryforwards of $343.1 million and $74.4 million, respectively. U.S. federal tax loss carryforwards do not expire. The Company incurred foreign tax losses of $424.2 million, $394.1 million and $378.6 million during the tax years ended December 31, 2022, 2021 and 2020, respectively. The majority of foreign tax loss carryforwards expire in 2025, 2024 and 2023, respectively.

The Company records valuation allowances on certain of its U.S. and foreign deferred tax assets. In assessing the need for a valuation allowance, the Company considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. In the assessment of the valuation allowance, appropriate consideration is given to all positive and negative evidence including recent operating profitability, forecast of future earnings, ability to carryback, the reversal of net taxable temporary differences, the duration of statutory carryforward periods and tax planning strategies. The Company relied solely on the reversal of net taxable temporary differences in assessing the need for a valuation allowance in the years ended December 31, 2022 and 2021.

As of December 31, 2022 and 2021, the Company had valuation allowances provided on its deferred tax assets as follows (in thousands):

| | December 31, | |
	2022	2021
Foreign tax credits	$ 1,912,955	$ 2,000,145
Disallowed interest expense carryforwards	157,990	154,530
Intangible assets	27,164	29,081
U.S. loss carryforwards	107,407	89,665
Other U.S. deferred tax assets	48,396	56,073
Foreign loss carryforwards	109,283	99,971
Other foreign deferred tax assets	74,007	71,798
Total	**$ 2,437,202**	**$ 2,501,263**

The Company had the following activity for unrecognized tax benefits as follows (in thousands):

| | December 31, | | |
	2022	2021	2020
Balance at beginning of period	$ 141,515	$ 107,661	$ 104,295
Increases based on tax positions of the current year	12,068	14,079	7,061
Increases based on tax positions of prior years	—	66,043	—
Reductions based on tax positions of prior years	(2,637)	(35,633)	—
Reductions due to lapse in statutes of limitations	(14,967)	(10,635)	(3,695)
Balance at end of period	**$ 135,979**	**$ 141,515**	**$ 107,661**

As of December 31, 2022, 2021 and 2020, unrecognized tax benefits of $135.9 million, $141.5 million and $107.7 million, respectively, were recorded as reductions in deferred income taxes, net. The Company had no unrecognized tax benefits recorded in other long-term liabilities as of December 31, 2022, 2021 and 2020.

As of December 31, 2022, 2021 and 2020, $69.0 million, $74.3 million and $40.2 million, respectively, of unrecognized tax benefits would, if recognized, impact the effective tax rate.

The Company recognizes penalties and interest related to unrecognized tax benefits in the provision for income taxes. During each of the years ended December 31, 2022, 2021 and 2020, the Company recognized no interest and penalties.

The Company anticipates that the 2018 statute of limitations will expire in the next 12 months for certain foreign tax jurisdictions. Also, the Company's unrecognized tax benefits include certain income tax accounting methods, which govern the timing and deductibility of income tax deductions. As a result, the Company's unrecognized tax benefits could decrease up to $4.3 million over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company's income tax returns are subject to examination by the IRS and other tax authorities in the locations where it operates. The Company's 2002 to 2018 domestic income tax returns remain subject to examination by the IRS to the extent tax attributes carryforward to future years. The Company's 2019 to 2021 domestic income tax returns also remain subject to examination by the IRS. The Company's 2018 to 2021 Macau income tax returns remain subject to examination by the Financial Services Bureau.

The Company has participated in the IRS Compliance Assurance Program ("CAP") for the 2012 through 2022 tax years and will continue to participate in the IRS CAP for the 2023 tax year.

On December 31, 2020, 2021 and 2022, the statute of limitations for the 2015, 2016, and 2017 Macau Complementary tax return expired, respectively. As a result of the expiration of the statute of limitations for the Macau Complementary Tax return, the total amount of unrecognized tax benefits decreased by $3.7 million, $10.6 million, and $15.0 million, respectively.

Note 14 - Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) attributable to Wynn Resorts by the weighted average number of common shares outstanding during the year. Diluted EPS is computed by dividing net income (loss) attributable to Wynn Resorts by the weighted average number of common shares outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potential dilutive securities had been issued, to the extent such impact is not anti-dilutive. Potentially dilutive securities include outstanding stock options and unvested restricted stock.

The weighted average number of common and common equivalent shares used in the calculation of basic and diluted EPS consisted of the following (in thousands, except per share amounts):

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net loss attributable to Wynn Resorts, Limited	$ (423,856)	$ (755,786)	$ (2,067,245)
Denominator:			
Weighted average common shares outstanding	113,623	113,760	106,745
Potential dilutive effect of stock options, nonvested, and performance nonvested shares	—	—	—
Weighted average common and common equivalent shares outstanding	**113,623**	**113,760**	**106,745**
Net loss attributable to Wynn Resorts, Limited per common share, basic	$ (3.73)	$ (6.64)	$ (19.37)
Net loss attributable to Wynn Resorts, Limited per common share, diluted	$ (3.73)	$ (6.64)	$ (19.37)
Anti-dilutive stock options, nonvested, and performance nonvested shares excluded from the calculation of diluted net income per share	895	925	1,044

Note 15 - Leases

Lessee Arrangements

The following table summarizes the balance sheet classification of the Company's lease assets and liabilities (in thousands):

| | Balance Sheet Classification | December 31, | | | |
		2022		2021	
Assets					
Operating leases	Operating lease assets	$	1,853,164	$	371,365
Finance leases	Property and equipment, net	$	52,848	$	64,646
Current liabilities					
Operating leases	Other accrued liabilities	$	9,905	$	10,881
Finance leases	Other accrued liabilities	$	18,416	$	16,041
Non-current liabilities					
Operating leases	Long-term operating lease liabilities	$	1,615,157	$	115,187
Finance leases	Other long-term liabilities	$	29,407	$	44,018

The following tables disclose the components of the Company's lease cost, supplemental cash flow disclosures, and other information regarding the Company's lease arrangements (in thousands):

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Lease cost:						
Operating lease cost	$	18,321	$	22,878	$	29,574
Triple-net operating lease cost related to Encore Boston Harbor		11,773		—		—
Short-term lease cost		21,060		16,224		11,363
Amortization of leasehold interests in land		13,728		13,862		13,885
Variable lease cost		1,081		911		194
Finance lease interest cost		2,131		2,216		1,604
Total lease cost	$	**68,094**	$	**56,091**	$	**56,620**

| | Year Ended December 31, | | | | | |
	2022		2021		2020	
Supplemental cash flow disclosures:						
Operating lease liabilities arising from obtaining operating lease assets	$	1,519,628	$	3,761	$	11,625
Finance lease liabilities arising from obtaining finance lease assets	$	5,906	$	7,423	$	56,215
Cash paid for amounts included in the measurement of lease liabilities:						
Cash used in operating activities - Operating leases	$	26,094	$	21,404	$	28,873
Cash used in financing activities - Finance leases	$	18,188	$	15,658	$	5,916

	Year Ended December 31,		
	2022	**2021**	**2020**
Other information:			
Weighted-average remaining lease term - Operating leases	31.1 years	46.5 years	43.9 years
Weighted-average remaining lease term - Finance leases	16.0 years	14.0 years	13.6 years
Weighted-average discount rate - Operating leases	8.0 %	6.6 %	6.5 %
Weighted-average discount rate - Finance leases	5.0 %	4.7 %	4.5 %

The following table presents an analysis of lease liability maturities as of December 31, 2022 (in thousands):

Year Ending December 31,	**Operating Leases**		**Finance Leases**	
2023	$	136,924	$	19,913
2024		136,243		12,505
2025		136,457		1,788
2026		136,788		1,457
2027		138,849		1,132
Thereafter		3,946,778		62,784
Total undiscounted cash flows	$	4,632,039	$	99,579
Present value				
Short-term lease liabilities	$	9,905	$	18,416
Long-term lease liabilities		1,615,157		29,407
Total lease liabilities	$	1,625,062	$	47,823
Interest on lease liabilities	$	3,006,977	$	51,756

Encore Boston Harbor Lease

The Company leases the real estate assets of Encore Boston Harbor pursuant to a triple-net operating lease agreement with an initial term of 30 years from December 2022 to November 2052, which may be renewed for one additional thirty-year term. The lease has an initial base rent of $100 million, which increases at a fixed rate of 1.75% for the first ten years and the greater of 1.75% or change in consumer price index, subject to a cap of 2.5%, for the remaining term of the lease. In addition, certain fixed payments in lieu of taxes ("PILOT") made on behalf of the lessor are included in lease payments for the purpose of measuring the associated operating lease assets and liabilities.

The lease payments, inclusive of PILOT payments, are $120.1 million in 2023, $123.7 million in 2024, $126.1 million in 2025, $128.5 million in 2026, $130.9 million in 2027, and $3.56 billion thereafter. At December 31, 2022, the total liability associated with the lease was $1.51 billion.

Ground Leases

Undeveloped Land - Las Vegas

The Company leases approximately 16 acres of undeveloped land on Las Vegas Boulevard directly across from Wynn Las Vegas in Las Vegas, Nevada, pursuant to a lease agreement which expires in 2097. The ground lease payments, which increase at a fixed rate over the term of the lease, are $3.9 million in 2023, $4.0 million per year from 2024 to 2027 and total payments of $351.8 million thereafter. As of December 31, 2022 and 2021, the liability associated with this lease was $64.3 million and $63.7 million, respectively.

At December 31, 2022 and 2021, operating lease assets included approximately $83.6 million and $84.7 million, respectively, related to an amount allocated to the leasehold interest in land upon the acquisition of a group of assets in 2018. The Company expects that the amortization of this amount will be $1.1 million each year from 2023 through 2096 and $0.7 million in 2097.

Macau Land Concessions

Wynn Palace and Wynn Macau were built on land that is leased under Macau land concession contracts each with terms of 25 years from May 2012 and August 2004, respectively, which may be renewed with government approval for successive 10-year periods in accordance with Macau legislation. The land concession payments are expected to be $1.6 million per year through 2027 and total payments of $10.8 million thereafter through 2037. At December 31, 2022 and 2021, the total liability associated with these leases was $13.6 million and $14.5 million, respectively.

At December 31, 2022 and 2021, operating lease assets included $154.1 million and $166.7 million of leasehold interests in land related to the Wynn Palace and Wynn Macau land concessions. The Company expects that the amortization associated with these leasehold interests will be approximately $12.5 million per year from 2023 through 2028 and approximately $9.4 million per year thereafter through 2037.

Lessor Arrangements

The following table presents the minimum and contingent operating lease income for the periods presented (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Minimum rental income (1)	$ 126,226	$ 104,860	$ 77,946
Contingent rental income	62,586	97,521	56,889
Total rental income	**$ 188,812**	**$ 202,381**	**$ 134,835**

(1) For the year ended December 31, 2020, reflects the impact of rent concessions provided to tenants.

The following table presents the future minimum rentals to be received under operating leases (in thousands):

Year Ending December 31,	Operating Leases
2023	$ 120,786
2024	112,913
2025	99,296
2026	65,694
2027	47,228
Thereafter	50,370
Total future minimum rentals	**$ 496,287**

Note 16 - Related Party Transactions

Home Purchase

In 2022, Linda Chen, President and Executive Director of Wynn Macau SA exercised an option to purchase a home provided by the Company for her use for no consideration, as provided by the terms of her employment agreement. Based on a third-party appraisal as of the date of option exercise, the estimated fair value of the home was $6.4 million. The home purchase closed during the third quarter of 2022.

Cooperation Agreement

On August 3, 2018, the Company entered into a Cooperation Agreement (the "Cooperation Agreement") with Elaine P. Wynn regarding the composition of the Company's Board of Directors and certain other matters, including, among other things, the appointment of Mr. Philip G. Satre to the Company's Board of Directors, standstill restrictions, releases, non-disparagement, reimbursement of expenses and the grant of certain complimentary privileges. The term of the Cooperation Agreement expires on the date that Mr. Satre no longer serves as Chair of the Board, unless earlier terminated pursuant to the circumstances described in the Cooperation Agreement.

Amounts Due to Officers, Directors and Former Directors

The Company periodically provides services to certain executive officers, directors or former directors of the Company, including the personal use of employees, construction work and other personal services, for which the officers, directors or former directors reimburse the Company. The Company requires prepayment for any such services, which amounts are replenished on an ongoing basis as needed. As of December 31, 2022 and 2021, these net deposit balances with the Company were immaterial, as were the services provided.

Note 17 - Commitments and Contingencies

Macau Gaming Concession

Wynn Macau SA committed to make the following payments throughout the term of the Gaming Concession Contract:

(i) Gaming premium - The gaming premium is composed of (a) a fixed portion in an amount equal to MOP30.0 million (approximately $3.7 million) per year; and (b) a variable annual portion of (1) MOP300,000 (approximately $37 thousand) per gaming table located in special gaming halls reserved exclusively to particular games or players; (2) MOP150,000 (approximately $19 thousand) per gaming table that is not reserved exclusively to particular games or players; and (3) MOP1,000 (approximately $125) per gaming machine, including slot machines, operated by Wynn Macau SA. The amount of the variable portion of the premium cannot be less than the amount that would result from the permanent operation of 500 gaming tables and 1,000 gaming machines, i.e., MOP76.0 million (approximately $9.5 million). A minimum average annual gross gaming revenue of MOP7.0 million (approximately $0.9 million) per gaming table and MOP300,000 (approximately $37 thousand) per gaming machine has been set by Macau government. If Wynn Macau SA fails to reach such minimum gross gaming revenue, Wynn Macau SA will be required to pay a special premium equal to the difference between the special gaming tax calculated based on the actual gross gaming revenue and that of such minimum gross gaming revenue;

(ii) Special levies, totaling 5% of gross gaming revenues. The Macau government may reduce the special levies payable by Wynn Macau SA (1) based on Wynn Macau SA's contribution to the attraction of tourists who enter Macau for tourism and business purposes and hold travel documents issued by countries or regions other than the People's Republic of China; (2) if Wynn Macau SA's operations are adversely affected by abnormal, unpredictable or force majeure circumstances associated with the prevailing economic conditions of Macau; or (3) factors as determined by the Chief Executive of Macau; and

(iii) Special gaming tax assessed at the rate of 35% of gross gaming revenues.

In accordance with the terms of the Property Transfer Agreements (as defined in Note 5, "Property and Equipment, net"), Wynn Macau SA will pay the Macau government an annual amount of MOP53.1 million (approximately $6.6 million) during each of the years ending December 31, 2023, 2024, and 2025, and an annual amount of MOP177.0 million (approximately $22.0 million) during each of the remaining years of the term of the Gaming Concession Contract through December 31, 2032; subject to adjustment in each year based on the average price index in Macau. Pursuant to the Gaming Concession Contract, Wynn Macau SA will revert to Macau government the casino areas and gaming equipment, without compensation and free of encumbrance upon the rescission or termination of the gaming concession on December 31, 2032.

Wynn Macau SA also committed to make certain non-gaming and gaming investments in the amount of MOP17.73 billion (approximately $2.21 billion) over the course of the ten-year term of the Gaming Concession Contract. MOP16.50 billion (approximately $2.05 billion) of the committed investment will be used for non-gaming capital projects and event programming in connection with, among others, attraction of foreign tourists, conventions and exhibitions, entertainment performances, sports events, culture and art, health and wellness, themed amusement, gastronomy, community tourism and maritime tourism. Wynn Macau SA will be required to increase its investment in non-gaming projects by 20% in the following year if market-wide gross gaming revenues increase to MOP180.00 billion (approximately $22.41 billion) in any one year (the "Trigger Event"). The required increase will be reduced to 16%, 12%, 8%, 4% or 0%, respectively, if the Trigger Event occurs during the sixth, seventh, eighth, ninth or tenth year of the concession period, respectively.

Employment Agreements

The Company has entered into employment agreements with several executive officers, other members of management and certain key employees. These agreements generally have three to five year terms and typically indicate a base salary and often contain provisions for discretionary bonuses. Certain of the executives are also entitled to a separation payment if terminated without "cause" or upon voluntary termination of employment for "good reason" following a "change of control" (as these terms are defined in the employment contracts). As of December 31, 2022, the Company was obligated to make future payments of $77.6 million, $52.9 million, $18.7 million, $2.2 million, $1.6 million and $3.9 million during the years ending December 31, 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

Other Commitments

The Company has additional commitments for open purchase orders, construction contracts, payment obligations to communities surrounding Encore Boston Harbor, and performance and other miscellaneous contracts. As of December 31, 2022, the Company was obligated under these arrangements to make future minimum payments as follows (in thousands):

Year Ending December 31,		
2023	$	344,283
2024		98,610
2025		47,869
2026		37,179
2027		34,868
Thereafter		161,847
Total minimum payments	$	**724,656**

Letters of Credit

As of December 31, 2022, the Company had outstanding letters of credit of $13.0 million.

Litigation

In addition to the actions noted below, the Company and its affiliates are involved in litigation arising in the normal course of business. In the opinion of management, such litigation is not expected to have a material effect on the Company's financial condition, results of operations, and cash flows.

Macau Litigation Related to Dore

Wynn Macau SA has been named as a defendant in lawsuits filed in the Macau Court of First Instance by individuals who claim to be investors in, or persons with credit in accounts maintained by, Dore Entertainment Company Limited ("Dore"), an independent, Macau registered and licensed company that operated a gaming promoter business at Wynn Macau. In connection with the alleged theft, embezzlement, fraud and/or other crime(s) perpetrated by a former employee of Dore (the "Dore Incident"), the plaintiffs of the lawsuits allege that Dore failed to honor withdrawal of funds deposited with Dore as investments or gaming deposits that allegedly resulted in certain losses for these individuals. The principal allegations common to the lawsuits are that Wynn Macau SA, as a gaming concessionaire, should be held responsible for Dore's conduct on the basis that Wynn Macau SA is responsible for the supervision of Dore's activities at Wynn Macau that resulted in the purported losses.

The Company believes these cases are without merit and unfounded and intends to vigorously defend against the remaining claims pleaded against Wynn Macau SA in these lawsuits. The Company has made estimates for potential litigation costs based upon its assessment of the likely outcome and has recorded provisions for such amounts in the accompanying consolidated financial statements. No assurances can be provided as to the outcome of the pending Dore cases, and actual results may differ from these estimates.

Securities Class Action

On February 20, 2018, a putative securities class action was filed against the Company and certain current and former officers of the Company in the United States District Court, Southern District of New York (which was subsequently transferred to the United States District Court, District of Nevada) by John V. Ferris and Joann M. Ferris on behalf of all persons who purchased the Company's common stock between February 28, 2014 and January 25, 2018. The complaint alleges, among other things, certain violations of federal securities laws and seeks to recover unspecified damages as well as attorneys' fees, costs and related expenses for the plaintiffs. On April 15, 2019, the Company filed a motion to dismiss, which the court granted on May 27, 2020, with leave to amend. On July 1, 2020, the plaintiffs filed an amended complaint. On August 14, 2020, the Company filed a motion to dismiss the amended complaint. On July 28, 2021, the court granted in part, and denied in part, the Company's motion to dismiss the amended complaint, dismissing certain of plaintiffs' claims, including all claims against Mr. Billings and the individual directors, and allowing other claims to proceed against the Company and several of the Company's former executive officers, including Mr. Maddox, Stephen A. Wynn, Kimmarie Sinatra, and Steven Cootey.

The defendants in this action intend to vigorously defend against the claims pleaded against them and believe that the claims are without merit. This action is in the preliminary stages and the Company has determined that based on proceedings to date, it is currently unable to determine the probability of the outcome of these actions or reasonably estimate the range of possible loss, if any.

Federal Investigation

From time to time, the Company receives regulatory inquiries about compliance with anti-money laundering laws. The Company received requests for information from the U.S. Attorney's Office for the Southern District of California relating to its anti-money laundering policies and procedures, and beginning in 2020 received several grand jury subpoenas regarding various transactions at Wynn Las Vegas relating to certain patrons and agents who reside or operate in foreign jurisdictions. The Company continues to cooperate with the U.S. Attorney's Office in its investigation, which remains ongoing. Because no charges or claims have been brought, the Company is unable to predict the outcome of the investigation, the extent of the materiality of the outcome, or reasonably estimate the possible range of loss, if any, which could be associated with the resolution of any possible charges or claims that may be brought against the Company.

Note 18 - Retail Joint Venture

In December 2016, the Company entered into the Retail Joint Venture with Crown Acquisitions Inc. ("Crown") to own and operate approximately 88,000 square feet of existing retail space at Wynn Las Vegas. In November 2017 and March 2022, the Company contributed approximately 74,000 square feet and 70,000 square feet of additional retail space to the Retail Joint Venture. The Company maintains a 50.1% ownership in the Retail Joint Venture and is the managing member. The Company's responsibilities with respect to the Retail Joint Venture include day-to-day business operations, property management services and a role in the leasing decisions of the retail space.

The Company assessed its ownership in the Retail Joint Venture based on consolidation accounting guidance with an evaluation being performed to determine if the Retail Joint Venture is a VIE, if the Company has a variable interest in the Retail Joint Venture and if the Company is the primary beneficiary of the Retail Joint Venture. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company concluded that the Retail Joint Venture is a VIE and the Company is the primary beneficiary based on its involvement in the leasing activities of the Retail Joint Venture. As a result, the Company consolidates all of the Retail Joint Venture's assets, liabilities and results of operations. The Company will evaluate its primary beneficiary designation on an ongoing basis and will assess the appropriateness of the Retail Joint Venture's VIE status when changes occur.

As of December 31, 2022 and 2021, the Retail Joint Venture had total assets of $102.9 million and $98.0 million, respectively, and total liabilities of $620.9 million and $624.4 million, respectively. The Retail Joint Venture's total liabilities as of December 31, 2022 and 2021 included long-term debt of $613.5 million and $612.9 million, respectively, net of debt issuance costs, related to the outstanding borrowings under the Retail Term Loan.

Note 19 - Segment Information

The Company has identified its reportable segments based on factors such as geography, regulatory environment, the information reviewed by its chief operating decision maker, and the Company's organizational and management reporting structure.

The Company has identified the following reportable segments: (i) Wynn Macau, representing the aggregate of Wynn Macau and Encore, an expansion at Wynn Macau, which are managed as a single integrated resort; (ii) Wynn Palace; (iii) Las Vegas Operations, representing the aggregate of Wynn Las Vegas, Encore, an expansion at Wynn Las Vegas, and the Retail Joint Venture, which are managed as a single integrated resort; (iv) Encore Boston Harbor; and (v) Wynn Interactive. For geographical reporting purposes, Wynn Macau, Wynn Palace, and Other Macau (which represents the assets of the Company's Macau holding company and other ancillary entities) have been aggregated into Macau Operations.

The following tables present the Company's segment information (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating revenues			
Macau Operations:			
Wynn Palace			
Casino	$ 255,886	$ 677,917	$ 368,284
Rooms	40,079	69,022	46,110
Food and beverage	35,546	47,985	43,198
Entertainment, retail and other (1)	78,778	88,083	47,828
	410,289	883,007	505,420
Wynn Macau			
Casino	216,639	476,999	344,595
Rooms	25,691	50,492	39,111
Food and beverage	25,334	32,420	33,094
Entertainment, retail and other (1)	43,585	66,104	57,857
	311,249	626,015	474,657
Total Macau Operations	**721,538**	**1,509,022**	**980,077**
Las Vegas Operations:			
Casino	535,279	426,440	236,826
Rooms	651,291	425,777	202,073
Food and beverage	702,515	489,587	216,426
Entertainment, retail and other (1)	243,051	161,877	92,622
Total Las Vegas Operations	**2,132,136**	**1,503,681**	**747,947**
Encore Boston Harbor:			
Casino	624,738	552,064	287,525
Rooms	85,078	47,280	20,679
Food and beverage	82,818	63,919	36,866
Entertainment, retail and other (1)	38,439	28,260	16,596
Total Encore Boston Harbor	**831,073**	**691,523**	**361,666**
Wynn Interactive:			
Entertainment, retail and other	72,078	59,438	6,171
Total Wynn Interactive	**72,078**	**59,438**	**6,171**
Total operating revenues	**$ 3,756,825**	**$ 3,763,664**	**$ 2,095,861**

	Year Ended December 31,		
	2022	2021	2020
Adjusted Property EBITDAR (2)			
Macau Operations:			
Wynn Palace	$ (96,557)	$ 91,646	$ (149,647)
Wynn Macau	(124,047)	4,209	(87,189)
Total Macau Operations	**(220,604)**	**95,855**	**(236,836)**
Las Vegas Operations	801,095	530,878	(56,356)
Encore Boston Harbor	243,386	210,068	(23,762)
Wynn Interactive	(98,490)	(267,360)	(7,351)
Total	**725,387**	**569,441**	**(324,305)**
Other operating expenses			
Pre-opening	20,643	6,821	6,506
Depreciation and amortization	692,318	715,962	725,502
Gain on EBH Transaction, net	(181,989)	—	—
Property charges and other	113,152	50,762	67,455
Corporate expenses and other (3)	102,539	95,199	46,023
Stock-based compensation	67,627	95,238	62,254
Triple-net operating lease rent expense	11,773	—	—
Total other operating expenses	**826,063**	**963,982**	**907,740**
Operating loss	**(100,676)**	**(394,541)**	**(1,232,045)**
Other non-operating income and expenses			
Interest income	29,758	3,213	15,384
Interest expense, net of amounts capitalized	(650,885)	(605,562)	(556,474)
Change in derivatives fair value	15,956	11,360	(13,060)
Loss on extinguishment of debt	—	(2,060)	(4,601)
Other	5,811	(23,926)	28,521
Total other non-operating income and expenses	**(599,360)**	**(616,975)**	**(530,230)**
Loss before income taxes	**(700,036)**	**(1,011,516)**	**(1,762,275)**
Provision for income taxes	(9,332)	(474)	(564,671)
Net loss	**(709,368)**	**(1,011,990)**	**(2,326,946)**
Net loss attributable to noncontrolling interests	285,512	256,204	259,701
Net loss attributable to Wynn Resorts, Limited	**$ (423,856)**	**$ (755,786)**	**$ (2,067,245)**

(1) Includes lease revenue accounted for under lease accounting guidance. For more information on leases, see Note 15, "Leases".

(2) "Adjusted Property EBITDAR" is net income (loss) before interest, income taxes, depreciation and amortization, pre-opening expenses, gain on EBH Transaction, net, property charges and other, triple-net operating lease rent expense related to Encore Boston Harbor, management and license fees, corporate expenses and other (including intercompany golf course, meeting and convention, and water rights leases), stock-based compensation, change in derivatives fair value, loss on extinguishment of debt, and other non-operating income and expenses. We use Adjusted Property EBITDAR to manage the operating results of our segments. Adjusted Property EBITDAR is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted Property EBITDAR as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors, as well as a basis for determining certain incentive compensation. The Company also presents Adjusted Property EBITDAR because it is used by some investors to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported EBITDAR as a supplement to GAAP. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their EBITDAR calculations preopening expenses, property charges, corporate expenses and stock-based compensation, that do not relate to the management of specific casino properties. However, Adjusted Property EBITDAR should not be considered as an alternative to operating income (loss) as an indicator of the Company's performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income (loss), Adjusted Property EBITDAR does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company has significant uses of cash flows, including capital expenditures, triple-net operating lease rent expense related to Encore Boston

Harbor, debt principal repayments, income taxes and other non-recurring charges, which are not reflected in Adjusted Property EBITDAR. Also, the Company's calculation of Adjusted Property EBITDAR may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

(3) For the year ended December 31, 2020, includes a $30.2 million net gain recorded in relation to a derivative litigation settlement.

	Year Ended December 31,		
	2022	2021	2020
Capital expenditures			
Macau Operations:			
Wynn Palace	$ 31,946	$ 37,169	$ 46,717
Wynn Macau	13,003	25,249	49,845
Total Macau Operations	**44,949**	**62,418**	**96,562**
Las Vegas Operations	226,386	168,788	85,882
Encore Boston Harbor	20,187	38,730	61,342
Wynn Interactive	4,925	13,624	5,603
Corporate and other	3,680	7,097	40,726
Total	**$ 300,127**	**$ 290,657**	**$ 290,115**

	December 31,		
	2022	2021	2020
Assets			
Macau Operations:			
Wynn Palace	$ 2,884,073	$ 3,122,424	$ 3,393,790
Wynn Macau	1,430,051	1,032,521	1,202,709
Other Macau	268,017	1,173,913	2,026,098
Total Macau Operations	**4,582,141**	**5,328,858**	**6,622,597**
Las Vegas Operations	3,168,597	3,063,897	2,992,870
Encore Boston Harbor	2,080,424	2,193,117	2,300,016
Wynn Interactive	213,837	287,805	265,945
Corporate and other	3,370,101	1,657,149	1,688,119
Total	**$ 13,415,100**	**$ 12,530,826**	**$ 13,869,547**

	December 31,		
	2022	2021	2020
Long-lived assets			
Macau	$ 3,382,284	$ 3,678,236	$ 3,989,797
United States	5,570,249	5,604,531	5,738,343
Total	**$ 8,952,533**	**$ 9,282,767**	**$ 9,728,140**

Quarterly Consolidated Financial Information (Unaudited)

The following tables (in thousands, except per share data) present selected quarterly financial information for 2022 and 2021, as previously reported. Because income (loss) per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

	Year Ended December 31, 2022				
	First	Second	Third	Fourth	Year
Operating revenues	$ 953,334	$ 908,832	$ 889,722	$ 1,004,937	$ 3,756,825
Operating income (loss)	$ (94,865)	$ (52,028)	$ (52,991)	$ 99,208	$ (100,676)
Net loss	$ (254,610)	$ (213,422)	$ (207,791)	$ (33,545)	$ (709,368)
Net income (loss) attributable to Wynn Resorts, Limited	$ (183,324)	$ (130,051)	$ (142,892)	$ 32,411	$ (423,856)
Basic income (loss) per share	$ (1.59)	$ (1.14)	$ (1.27)	$ 0.29	$ (3.73)
Diluted income (loss) per share	$ (1.59)	$ (1.14)	$ (1.27)	$ 0.29	$ (3.73)

	Year Ended December 31, 2021				
	First	Second	Third	Fourth	Year
Operating revenues	$ 725,783	$ 990,113	$ 994,644	$ 1,053,124	$ 3,763,664
Operating loss	$ (175,732)	$ (29,521)	$ (83,664)	$ (105,624)	$ (394,541)
Net loss	$ (336,179)	$ (173,397)	$ (245,983)	$ (256,431)	$ (1,011,990)
Net loss attributable to Wynn Resorts, Limited	$ (280,978)	$ (131,369)	$ (166,249)	$ (177,190)	$ (755,786)
Basic loss per share	$ (2.53)	$ (1.15)	$ (1.45)	$ (1.54)	$ (6.64)
Diluted loss per share	$ (2.53)	$ (1.15)	$ (1.45)	$ (1.54)	$ (6.64)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, the Company's CEO and CFO have concluded that, as of the period covered by this annual report, the Company's disclosure controls and procedures were effective, at the reasonable assurance level, in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework* (2013). Based on our assessment, management believes that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young, LLP, an independent registered public accounting firm. Their report appears under "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in the Registrant's definitive Proxy Statement for its 2023 Annual Stockholder Meeting to be filed with the Securities and Exchange Commission within 120 days after December 31, 2022 (the "2023 Proxy Statement") under the captions "Election of Directors," "Executive Officers," "Board Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference.

As part of the Company's commitment to integrity, the Board of Directors has adopted a Code of Business Conduct and Ethics ("Code") applicable to all directors, officers and employees of the Company and its subsidiaries. This Code is periodically reviewed by the Board of Directors. In the event we determine to amend or waive certain provisions of this Code, we intend to disclose such amendments or waivers on our website at https://wynnresortslimited.gcs-web.com/corporate-governance/code-business-conduct-and-ethics within four business days following such amendment or waiver or as otherwise required by the Nasdaq listing standards.

Item 11. Executive Compensation

The information called for by this item will be contained in the 2023 Proxy Statement under the captions "Non-Employee Director Compensation Table" and "Compensation Discussion and Analysis" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this item will be contained in the 2023 Proxy Statement under the caption "Certain Beneficial Ownership and Management," and is incorporated by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes compensation plans under which our equity securities are authorized for issuance, aggregated as to: (i) all compensation plans previously approved by stockholders, and (ii) all compensation plans not previously approved by stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (c)
Equity compensation plans approved by security holders	56,269	$ 61.14	2,322,022
Equity compensation plans not approved by security holders	—	—	—
Total	56,269	$ 61.14	2,322,022

Certain information required by this item will be contained in the 2023 Proxy Statement under the caption "Certain Beneficial Ownership and Management," and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by this item will be contained in the 2023 Proxy Statement under the caption "Certain Relationships and Transactions," and "Governance," and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information called for by this item will be contained in the 2023 Proxy Statement under the caption "Ratification of Appointment of Registered Public Accounting Firm," and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

(a)1. The following consolidated financial statements of the Company are filed as part of this report under Item 8—"Financial Statements and Supplementary Data."

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2022 and 2021
- Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2022, 2021, and 2020
- Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020
- Notes to Consolidated Financial Statements
- Quarterly Consolidated Financial Information (Unaudited)

(a)2. Financial Statement Schedule filed in Part IV of this report:

- Schedule II—Valuation and Qualifying Accounts

We have omitted all other financial statement schedules because they are not required or are not applicable, or the required information is shown in the consolidated financial statements or notes to the consolidated financial statements.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year	Provision for Credit Losses	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for credit losses:				
2022	$ 111,319	(7,295)	(25,182)	$ 78,842
2021	$ 100,329	29,487	(18,497)	$ 111,319
2020	$ 39,317	64,375	(3,363)	$ 100,329

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Deferred income tax asset valuation allowance:				
2022	$ 2,501,263	108,150	(172,211)	$ 2,437,202
2021	$ 2,986,684	142,058	(627,479)	$ 2,501,263
2020	$ 2,759,431	264,366	(37,113)	$ 2,986,684

(a)3. Exhibits

Exhibits that are not filed herewith have been previously filed with the SEC and are incorporated herein by reference.

Exhibit No.	Description	Incorporated by Reference	
		Form	Filing Date
2.1	Equity Purchase Agreement, dated as of February 14, 2022 by and between Wynn MA, LLC and Realty Income Corporation.	8-K	2/14/2022
3.1	Third Amended and Restated Articles of Incorporation of the Registrant.	10-Q	5/8/2015
3.2	Ninth Amended and Restated Bylaws of the Registrant.	10-K	2/28/2020
4.1.0	Specimen certificate for shares of Common Stock, $0.01 par value per share of the Registrant.	S-1	10/7/2002
4.1.1	Indenture, dated as of April 14, 2020, by and among Wynn Resorts Finance, LLC, and Wynn Resorts Capital Corp., as joint and several obligors and the Guarantors named therein and U.S. Bank National Association, as trustee.	10-Q	5/8/2020
4.1.2	Indenture, dated as of June 17, 2020, by and between Wynn Macau, Limited and Deutsche Bank Trust Company Americas, as trustee, related to senior notes due 2026.	10-Q	8/6/2020
4.1.3	Indenture, dated as of August 26, 2020, by and between Wynn Macau, Limited and Deutsche Bank Trust Company Americas, as trustee, related to senior notes due 2028.	10-Q	11/9/2020
4.2	Description of Registrant's Securities.	10-K	2/28/2022
4.3	Indenture, dated as of May 22, 2013, by and among Wynn Las Vegas, LLC, Wynn Las Vegas Capital Corp., the Guarantors named therein and U.S. Bank National Association, as trustee.	8-K	5/22/2013
4.4	Supplemental Indenture, dated as of February 18, 2015, to Indenture, dated as of May 22, 2013, by and among Wynn Las Vegas, LLC, Wynn Las Vegas Capital Corp., the Guarantors named therein and U.S. Bank National Association, as trustee.	10-K	3/2/2015
4.5	Second Supplemental Indenture, dated as of March 20, 2018, to Indenture, dated as of May 22, 2013, by and among Wynn Las Vegas, LLC, Wynn Las Vegas Capital Corp., the guarantors party thereto and U.S. Bank National Association.	8-K	3/21/2018
4.6	Indenture, dated as of February 18, 2015, by and among Wynn Las Vegas, LLC, Wynn Las Vegas Capital Corp., the Guarantors named therein and U.S. Bank National Association, as trustee.	8-K	2/18/2015
4.7	Indenture, dated as of May 11, 2017, by and among Wynn Las Vegas, LLC, Wynn Las Vegas Capital Corp., the Guarantors named therein and U.S. Bank National Association, as trustee.	8-K	5/11/2017
4.8	Indenture, dated as of September 20, 2017, by and between Wynn Macau, Limited and Deutsche Bank Trust Company Americas, as trustee, relating to senior notes due 2024.	10-Q	11/8/2017
4.9	Indenture, dated as of September 20, 2017, by and between Wynn Macau, Limited and Deutsche Bank Trust Company Americas, as trustee, relating to senior notes due 2027.	10-Q	11/8/2017
4.10	Indenture, dated as of December 17, 2019, by and between Wynn Macau, Limited and Deutsche Bank Trust Company Americas, as trustee, related to senior notes due 2029.	10-K	2/28/2020
4.11	Indenture, dated as of September 20, 2019, by and among Wynn Resorts Finance, LLC, and Wynn Resorts Capital Corp., as joint and several obligors and the Guarantors named therein and U.S. Bank National Association, as trustee.	10-Q	11/6/2019
4.12	Indenture, dated as of February 16, 2023, by and among Wynn Resorts Finance, LLC, and Wynn Resorts Capital Corp., as joint and several obligors and the Guarantors named therein and U.S. Bank National Association, as trustee.	8-K	2/16/2023
10.1.0	Credit Agreement, dated as of September 20, 2019, by and among Wynn Resorts Finance, LLC, as borrower, the subsidiaries of borrower party hereto, as guarantors, Deutsche Bank AG New York Branch, as administrative agent and as collateral agent.	10-Q	11/6/2019

10.1.1	Incremental Joinder Agreement No. 1, dated as of March 8, 2019, by and among Wynn Resorts, Limited, as borrower, Wynn Group Asia, Inc. and Wynn Resorts Holdings, LLC, as Guarantors, and Deutsche Bank AG New York Branch, as administrative agent.	10-Q	5/9/2019
10.1.2	First Amendment to Credit Agreement, dated as of April 10, 2020, by and among Wynn Resorts Finance, LLC, as borrower, the subsidiaries of borrower party hereto, as guarantors, Deutsche Bank AG New York Branch, as administrative agent and as collateral agent.	10-Q	5/8/2020
10.1.3	First Amendment to Term Loan Agreement, dated as of May 5, 2020, by and among Wynn/CA Plaza Property Owner, LLC and Wynn/CA Property Owner, LLC, as borrowers, United Overseas Bank Limited, New York Agency, as administrative agent, and the lenders party thereto.	10-Q	8/6/2020
10.1.4	Amendment No. 2 to Credit Agreement, dated as of November 27, 2020, by and among Wynn Resorts Finance, LLC, as borrower, the subsidiaries of borrower party hereto, as guarantors, Deutsche Bank AG New York Branch, as administrative agent.	10-K	2/26/2021
10.1.5	Concession Extension Contract for the Operation of Games of Chance or Other Games in Casinos in the Macau Special Administrative Region, dated June 23, 2022, between the Macau Special Administrative Region and Wynn Resorts (Macau), S.A.	10-Q	8/9/2022
10.1.6	Lease, dated as of December 1, 2022 by and among EBH MA Property, LLC, MDC Encore Holdings, LLC, Wynn MA, LLC and Everett Property, LLC.	8-K	12/1/2022
10.2.1	Common Terms Agreement Sixth Amendment Agreement, dated December 21, 2018, between, among others, Wynn Resorts (Macau) S.A. as the company and Bank of China Limited, Macau Branch as security agent.	10-Q	2/28/2019
10.2.2	Term Facility Agreement Fifth Amendment Agreement, dated December 21, 2018, by and among Wynn Resorts (Macau) S.A. and Bank of China Limited, Macau Branch as Hotel Facility Agent and Hotel Facility Lender.	10-Q	2/28/2019
10.2.3	Revolving Credit Facility Agreement Second Amendment Agreement, dated as of December 21, 2018, by and among Wynn Resorts (Macau) S.A. and Bank of China Limited, Macau Branch as Revolving Credit Facility Agent and Revolving Credit Facility Lender.	10-Q	2/28/2019
10.2.4	Common Terms Agreement Fifth Amendment Agreement, dated September 30, 2015, between, among others, Wynn Resorts (Macau) S.A. as the company and Bank of China Limited, Macau Branch as security agent.	10-Q	11/6/2015
10.2.5	Term Facility Agreement Fourth Amendment Agreement, dated September 30, 2015, by and among Wynn Resorts (Macau) S.A. and Bank of China Limited, Macau Branch as Hotel Facility Agent and Hotel Facility Lender.	10-Q	11/6/2015
10.2.6	Revolving Credit Facility Agreement Amendment Agreement, dated as of September 30, 2015, by and among Wynn Resorts (Macau) S.A. and Bank of China Limited, Macau Branch as Revolving Credit Facility Agent and Revolving Credit Facility Lender.	10-Q	11/6/2015
10.2.7	Debenture, dated as of September 14, 2004, between Wynn Resorts (Macau), S.A. and Société Générale, Hong Kong Branch as the Security Agent.	10-Q	11/4/2004
10.3.0	Term Loan Agreement, dated as of July 25, 2018, by and among Wynn/CA Plaza Property Owner, LLC and Wynn/CA Property Owner, LLC, as borrowers, United Overseas Bank Limited, New York Agency, as administrative agent and lead arranger, Fifth Third Bank, as joint lead arranger, Sumitomo Mitsui Banking Corporation, as joint lead arranger, Credit Agricole Corporate and Investment Bank, as managing agent, and the lenders party thereto.	10-Q	7/30/2018
10.3.1	Facility Agreement, dated as of September 16, 2021, by and among WM Cayman Holdings Limited II, as borrower, Wynn Macau, Limited, as guarantor, and Bank of China Limited, Macau Branch, as agent and a syndicate of lenders.	10-Q	11/9/2021
10.3.2	Amendment to the Facility Agreement, dated as of May 5, 2022, by and among WM Cayman Holdings Limited II, as borrower, Wynn Macau, Limited, as guarantor, and Bank of China Limited, Macau Branch, as agent and a syndicate of lenders.	10-Q	5/10/2022
10.4.1	Concession Contract for the Operation of Games of Chance or Other Games in Casinos in the Macau Special Administrative Region, dated June 24, 2002, between the Macau Special Administrative Region and Wynn Resorts (Macau), S.A. (English translation of Portuguese version of Concession Agreement).	10-Q	8/20/2002

10.4.2	Concession Contract for Operating Casino Gaming or Other Forms of Gaming in the Macau Special Administrative Region, dated June 24, 2002, between the Macau Special Administrative Region and Wynn Resorts (Macau), S.A. (English translation of Chinese version of Concession Agreement).	10-Q	9/18/2002
10.4.3	Unofficial English translation of Land Concession Contract between the Macau Special Administrative Region and Wynn Resorts (Macau), S.A.	10-Q	8/3/2004
10.4.4	Land Concession Contract, published on May 2, 2012, by and among Palo Real Estate Company Limited, Wynn Resorts (Macau), S.A. and the Macau Special Administrative Region of the People's Republic of China (translated to English from traditional Chinese and Portuguese).	10-Q	5/2/2012
10.4.5	Bank Guarantee Reimbursement Agreement, dated as of September 14, 2004, between Wynn Resorts (Macau), S.A. and Banco Nacional Ultramarino.	10-Q	11/4/2004
10.4.6	Concession Contract for Operating Casino Gaming or Other Forms of Gaming in the Macau Special Administrative Region, dated December 16, 2022, between the Macau Special Administrative Region and Wynn Resorts (Macau), S.A. (English translation of Chinese version).	10-K	*
10.4.7	Deed of Reversion (Wynn Palace), dated as of December 30, 2022, by and among Wynn Resorts (Macau) S.A., Palo Real Estate Company Limited, and the Macau Special Administrative Region.	10-K	*
10.4.8	Deed of Reversion (Wynn Macau), dated as of December 30, 2022, by and among Wynn Resorts (Macau) S.A. and the Macau Special Administrative Region.	10-K	*
10.4.9	Handover Deed, dated as of December 30, 2022, by and between Wynn Resorts (Macau) S.A. and the Macau Special Administrative Region.	10-K	*
10.5.1	Corporate Allocation Agreement, dated as of September 19, 2009, by Wynn Macau, Limited and Wynn Resorts, Limited.	10-Q	3/2/2015
10.5.2	Amended and Restated Corporate Allocation Agreement, dated as of September 19, 2009, by Wynn Resorts (Macau), S.A., and Wynn Resorts, Limited.	10-Q	3/2/2015
10.5.3	Management Fee and Corporate Allocation Agreement, dated as of February 26, 2015, by and between Wynn Las Vegas, LLC and Wynn Resorts, Limited.	10-Q	3/2/2015
10.5.4	Management Fee and Corporate Allocation Agreement, dated as of November 20, 2014, by and among Wynn MA, LLC and Wynn Resorts, Limited.	10-Q	2/29/2016
10.6.1	Intellectual Property License Agreement, dated as of September 19, 2009, by and among Wynn Resorts Holdings, LLC, Wynn Resorts, Limited and Wynn Macau, Limited.	10-Q	3/2/2015
10.6.2	Amended and Restated Intellectual Property License Agreement, dated as of September 19, 2009, by and among Wynn Resorts Holdings, LLC, Wynn Resorts, Limited and Wynn Resorts (Macau), S.A.	10-Q	3/2/2015
10.6.3	2015 Intellectual Property License Agreement, dated as of February 26, 2015, by and between Wynn Resorts Holdings, LLC, Wynn Resorts, Limited and Wynn Las Vegas, LLC.	10-Q	5/8/2015
10.6.4	2014 Intellectual Property License Agreement, dated as of November 20, 2014, by and between Wynn Resorts Holdings, LLC, Wynn Resorts, Limited and Wynn MA, LLC.	10-Q	2/29/2016
10.6.5	Surname Rights Agreement, dated as of August 6, 2004, by and between Stephen A. Wynn and Wynn Resorts Holdings, LLC.	10-Q	11/4/2004
10.6.6	Rights of Publicity License, dated as of August 6, 2004, by and between Stephen A. Wynn and Wynn Resorts Holdings, LLC.	10-Q	11/4/2004
+10.7.2.0	Employment Agreement, dated as of January 27, 2017 by and between Wynn Resorts, Limited and Craig Billings.	10-Q	5/4/2017
+10.7.2.1	First Amendment to Employment Agreement, dated as of April 17, 2018, by and between Wynn Resorts, Limited and Craig S. Billings.	10-Q	5/9/2018
+10.7.2.2	Second Amendment to Employment Agreement, dated as of May 29, 2019, by and between Wynn Resorts, Limited and Craig Billings.	10-Q	8/8/2019
+10.7.2.3	Third Amended and Restated Employment Agreement dated as of January 1, 2021, by and between Wynn Resorts, Limited and Craig S. Billings.	10-K	2/26/2021
+10.7.2.4	Fourth Amended and Restated Employment Agreement dated as of May 24, 2021, by and between Wynn Resorts, Limited and Craig S. Billings.	8-K	5/24/2021

+10.7.2.5	Employment Agreement, dated November 9, 2021, by and between Wynn Resorts, Limited and Craig S. Billings.	10-Q	11/9/2021
+10.7.3.0	Employment Agreement, dated as of August 2, 2018, by and between Wynn Resorts, Limited and Ellen Whittemore.	10-Q	8/8/2018
+10.7.3.1	First Amendment to Employment Agreement, dated as of May 29, 2019, by and between Wynn Resorts, Limited and Ellen Whittemore.	10-Q	8/8/2019
+10.7.3.2	Second Amended and Restated Employment Agreement dated as of January 1, 2021, by and between Wynn Resorts, Limited and Ellen F. Whittemore.	10-K	2/26/2021
+10.7.3.3	Third Amended and Restated Employment Agreement dated as of January 12, 2022, by and between Wynn Resorts, Limited and Ellen F. Whittemore.	10-K	2/28/2022
+10.7.4.0	Employment Agreement, dated as of December 7, 2021 by and between Wynn Resorts, Limited and Julie Cameron-Doe.	10-K	2/28/2022
+10.7.4.1	First Amendment to Employment Agreement, dated as of April 13, 2022, by and between Wynn Resorts, Limited and Julie Cameron-Doe.	10-Q	5/10/2022
+10.8	Amended and Restated 2014 Omnibus Incentive Plan, dated January 1, 2017.	10-Q	2/24/2017
10.9	Cooperation Agreement, dated as of August 3, 2018, by and between Wynn Resorts, Limited and Elaine P. Wynn.	10-Q	8/6/2018
10.10	Second Amended and Restated Shareholders' Agreement, dated as of January 14, 2016, by and among Wynn Resorts (Macau), Ltd., Wynn Resorts International, Ltd., Chen Chi Ling Linda and Wynn Resorts (Macau), S.A.	10-Q	2/28/2018
10.11	Form of Indemnity Agreement.	10-Q	9/18/2002
21.1	Subsidiaries of the Registrant.	10-K	*
23.1	Consent of Ernst & Young LLP, Independent Registered Accounting Firm.	10-K	*
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a – 14(a) and Rule 15d – 14(a).	10-K	*
31.2	Certification of Chief Financial Officer of Periodic Report pursuant to Rule 13a – 14(a) and Rule 15d – 14(a).	10-K	*
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (furnished herewith)	10-K	*
101	The following material from Wynn Resorts, Limited's Annual Report on Form 10-K, formatted in Inline XBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021; (ii) the Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020; (iii) the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021, and 2020; (iv) the Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2022, 2021, and 2020; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (vi) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	10-K	*
104	Cover Page Interactive Data File - The cover page XBRL tags are embedded within the Inline XBRL document.		

*   Filed herewith.

+   Denotes management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYNN RESORTS, LIMITED

Dated: February 27, 2023

By: /s/ Craig S. Billings
       Craig S. Billings
       Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Craig S. Billings Craig S. Billings	Director, Chief Executive Officer (Principal Executive Officer)	February 27, 2023
/s/ Julie Cameron-Doe Julie Cameron-Doe	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2023
/s/ Philip G. Satre Philip G. Satre	Non-Executive Chair of the Board and Director	February 27, 2023
/s/ Betsy S. Atkins Betsy S. Atkins	Director	February 27, 2023
/s/ Richard J. Byrne Richard J. Byrne	Director	February 27, 2023
/s/ Patricia Mulroy Patricia Mulroy	Director	February 27, 2023
/s/ Margaret J. Myers Margaret J. Myers	Director	February 27, 2023
/s/ Clark T. Randt, Jr. Clark T. Randt, Jr.	Director	February 27, 2023
/s/ Darnell Strom Darnell Strom	Director	February 27, 2023
/s/ Winifred Webb Winifred Webb	Director	February 27, 2023

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Corporate Headquarters

3131 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Web Site

Visit the Company's websites at:
www.wynnresorts.com
www.wynnlasvegas.com
www.wynnmacau.com
www.wynnmacaulimited.com
www.wynnpalace.com
www.encorebostonharbor.com
www.wynnbet.com

Annual Report on Form 10-K

Our Annual Report on Form 10-K (including the financial statements and financial statement schedules relating thereto) filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Wynn Resorts, Limited, c/o Investor Relations, 3131 Las Vegas Boulevard South, Las Vegas, Nevada 89109, telephone (702) 770-7555 or investorrelations@wynnresorts.com. In addition, the electronic version of the Annual Report can be found at www.wynnresorts.com.

Annual Meeting

Our 2023 Annual Meeting will be held entirely online. To participate in the virtual Annual Meeting, please visit www.virtualshareholdermeeting.com/wynn2023. March 10, 2023 is the record date for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting of Shareholders.

Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "WYNN."

Common Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Wynn and Encore are registered trademarks of Wynn Resorts Holdings, LLC.

Board of Directors

Philip G. Satre
Non-Executive Chair of the Board
Former CEO and Chair of Harrah's Entertainment, Inc.
Former Chair of the Board of International Game Technology, PLC from 2009 to 2018

Betsy S. Atkins
Director
Chief Executive Officer and Founder of Baja Corporation

Craig S. Billings
Director, Chief Executive Officer

Richard J. Byrne
Director
CEO, Chair of the Board of Franklin BSP Realty Trust, Inc.

Patricia Mulroy
Director
Non-Resident Senior Fellow for Climate Adaptation & Environmental Policy, Practitioner in Residence, Saltman Center for Conflict Resolution
Chief Executive of the Southern Nevada Water Authority from 1993 to 2014

Margaret J. Myers
Director
Senior Advisor to the Governor of California and Director of the Governor's Office of Business and Economic Development

Ambassador Clark T. Randt, Jr.
Director
President, Randt & Co. LLC
U.S. Ambassador to the People's Republic of China from July 2001 to January 2009

Darnell O. Strom
Partner & Head of Culture and Leadership for UTA

Winifred M. Webb
Director
Founder, Kestrel Corporate Advisors

Executive Officers

Craig S. Billings
Chief Executive Officer

Julie Cameron-Doe
Chief Financial Officer

Ellen F. Whittemore
Executive Vice President, General Counsel and Secretary

Information on this page is as of March 10, 2023.



AFT COCKTAIL DECK, WYNN LAS VEGAS



3131 LAS VEGAS BLVD, SOUTH
LAS VEGAS, NV 89109